++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Rule 424(a)
                                                File No. 333-36369

                SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 1997

PROSPECTUS

                                3,850,000 SHARES

 LOGO  PETROLEUM DEVELOPMENT CORPORATION

                                  COMMON STOCK

                                  -----------

  Of the 3,850,000 shares of Common Stock offered hereby, 3,500,000 shares are being sold by the Company and 350,000 shares are being sold by the Selling Stockholders. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Common Stock is currently traded on the Nasdaq National Market under the symbol PETD. On September 23, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $8 11/16 per share. See "Price Range of Common Stock."

                                  -----------

            THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         PRICE TO UNDERWRITING  PROCEEDS TO      PROCEEDS TO
                          PUBLIC  DISCOUNT (1)  COMPANY (2)  SELLING STOCKHOLDERS
---------------------------------------------------------------------------------
Per Share...............    $          $             $                $
---------------------------------------------------------------------------------
Total (3)...............  $          $             $                $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Excludes a non-accountable expense allowance of $150,000 payable to the Representative of the Underwriters. See "Underwriting" for indemnification arrangements.
(2) Before deducting the expenses of the offering payable by the Company, estimated at $550,000, including the non-accountable expense allowance.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 577,500 shares of Common Stock solely to cover over-allotments, if any. If all such shares are purchased, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $    , $    ,
    and $    , respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them and subject to their right to reject any order in whole or in part. It is expected that certificates of such shares will be available for delivery on or about October
  , 1997 at the offices of Pennsylvania Merchant Group Ltd in West Conshohocken, Pennsylvania.

                        PENNSYLVANIA MERCHANT GROUP LTD

                                       , 1997

                              [MAP APPEARS HERE]
Map of the eastern United States, including the Company's headquarters located in Bridgeport, West Virginia and the Company's natural gas and oil production operation areas in the West Virginia, Pennsylvania, Ohio and Tennessee portions of the Appalachian Basin, as well as the Company's operations in the Michigan Basin.


  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING ENTERING INTO STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS, IF ANY, MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               ----------------

  The Company's name and logo and those of its subsidiaries are trademarks of the Company and its subsidiaries.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless the text indicates otherwise, the "Company" refers to Petroleum Development Corporation and its wholly owned subsidiaries, Paramount Natural Gas Company, Paramount Transmission Corporation, Riley Natural Gas Company and PDC Securities Incorporated. Except where otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. For explanations of certain technical terms used in this Prospectus, see "Glossary of Certain Industry Terms" on page 49.

                                  THE COMPANY

  Petroleum Development Corporation (the "Company") is a regional independent energy company engaged primarily in the development, production and marketing of natural gas. The Company has grown primarily through increased drilling and development activities, the acquisition of natural gas producing wells and the expansion of its natural gas marketing activities. As of June 30, 1997, the Company operated approximately 1,170 natural gas wells located in the Appalachian Basin and in the Michigan Basin, and had net proved reserves of
47.3 Bcf of natural gas. The wells operated by the Company currently produce an aggregate of approximately 22,000 Mcf of natural gas per day, of which the Company's share is approximately 5,100 Mcf.

  In 1996, more than 22.5 Tcf of natural gas were consumed in the United States. Uses of natural gas include steam, process heat and co-generation for industrial uses; feedstock for chemicals used in fertilizer and gasoline production; electric generation and residential and commercial heating. It is expected that natural gas will continue to increase market share relative to other fossil fuels due to its efficiency and positive safety and environmental characteristics. In addition, the Company believes that deregulation of certain sectors of the natural gas industry, which has resulted in lower prices for natural gas, is expected to increase market demand.

  The majority of the wells operated by the Company are located in West Virginia and Pennsylvania within the Appalachian Basin. The Appalachian Basin is characterized by shallow natural gas formations, which generally have provided for highly predictable drilling success rates. In addition, because wells drilled in the Appalachian Basin are closer to the large demand centers in the northeastern United States, natural gas from this area typically has commanded a price premium relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States. In 1997, the Company commenced drilling in the Antrim shale formation of the Michigan Basin, and, through August 31, 1997, had drilled 24 wells in this location. In addition to its drilling activities, from time to time the Company purchases natural gas producing properties. For example, in July 1996, the Company purchased 188 producing wells located in West Virginia.

  In April 1996, the Company acquired Riley Natural Gas Company ("RNG"), an Appalachian Basin natural gas marketing company, which aggregates and resells natural gas developed by the Company and other producers. This acquisition allowed the Company to diversify its operations beyond natural gas drilling and production. RNG has established relationships with many of the small natural gas producers in the Appalachian Basin and has significant expertise in the natural gas end-user market. In addition, RNG has extensive experience in the use of hedging strategies, which the Company utilizes to reduce the financial impact on the Company of changes in the price of natural gas.

  Since 1984, the Company, as managing general partner, has sponsored limited partnerships formed to engage in drilling operations. The Company typically retains a 20% ownership interest in these drilling limited partnerships. In 1996, the Company raised $24.6 million through four public drilling partnerships, making it the sponsor of the largest public oil and gas partnership program in the United States in that year. The drilling programs have provided the Company with access to the capital resources necessary to expand its drilling opportunities and to maintain the geological, engineering, marketing and other resources necessary to support such activities.

  The Company's growth strategy is to expand its drilling operations in the Appalachian Basin and the Michigan Basin, acquire producing properties, pursue geographic expansion, reduce risks inherent in natural gas development and marketing and expand its strategic relationships.

  The Company was incorporated in Nevada in 1955 and commenced oil and gas operations in 1969. Its principal executive offices are located at 103 East Main Street, Bridgeport, West Virginia 26330, and its telephone number is (304) 842-6256.

                                  THE OFFERING

Common Stock offered by the
Company.............................  3,500,000 shares

Common Stock offered by the Selling
Stockholders........................    350,000 shares

Common Stock to be outstanding
after the offering..................  14,485,753 shares(1)

Use of proceeds.....................  To fund development drilling on new and existing properties, potential
                                      acquisition of producing properties and
                                      general corporate purposes, including
                                      working capital and possible acquisitions of complementary businesses.

Nasdaq National Market symbol.......  PETD
--------
(1) Based on 10,985,753 shares of Common Stock outstanding on September 15, 1997. Excludes an aggregate of 2,182,650 shares of Common Stock reserved for issuance under the Company's stock option plans and outstanding warrants, of which: (i) 2,057,650 shares are issuable upon the exercise of stock options outstanding as of September 15, 1997, at a weighted average exercise price of $1.96 per share, and (ii) 125,000 shares are issuable upon the exercise of warrants outstanding as of September 15, 1997, at an exercise price of $6.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    SIX MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,               JUNE 30,
                         ------------------------------------------ -----------------
                          1992    1993    1994    1995   1996(1)(2) 1996(1)  1997(2)
                         ------- ------- ------- ------- ---------- -------- --------
                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Oil and gas well
 drilling operations.... $14,931 $12,073 $15,190 $13,941  $18,698   $ 10,733 $ 19,277
Oil and gas sales.......   4,867   4,471   4,361   4,151   26,051      8,964   16,349
Well operations and
 pipeline income and
 other income...........   3,368   3,941   4,255   4,255    4,865      2,078    2,699
                         ------- ------- ------- -------  -------   -------- --------
Total revenues.......... $23,166 $20,485 $23,806 $22,347  $49,614   $ 21,775 $ 38,325
                         ======= ======= ======= =======  =======   ======== ========
Income before taxes and
 extraordinary item..... $ 2,614 $ 1,596 $ 1,098 $ 1,832  $ 4,650   $  2,462 $  5,334
                         ======= ======= ======= =======  =======   ======== ========
Net income.............. $ 1,748 $ 1,590 $   922 $ 1,481  $ 3,549   $  1,940 $  3,910
                         ======= ======= ======= =======  =======   ======== ========
Earnings per common and
 common equivalent
 share.................. $  0.16 $  0.14 $  0.08 $  0.13  $  0.31   $   0.17 $   0.33
Weighted average common
 shares outstanding.....  11,191  11,564  11,990  11,607   11,573     11,363   11,700
OTHER FINANCIAL DATA:
Depreciation, depletion
 and amortization....... $ 1,671 $ 1,717 $ 1,848 $ 2,152  $ 2,310   $  1,207 $  1,220
Capital expenditures....   2,830   2,630   5,607   3,910   10,416      1,093    2,712
EBITDA..................   4,341   3,727   3,247   4,304    7,340      3,809    6,759

                                                  JUNE 30, 1997
                                              ----------------------
                                              ACTUAL  AS ADJUSTED(3)
                                              ------  --------------
BALANCE SHEET DATA:
Working capital.............................. $ (313)    $29,263
Total assets................................. 50,080      79,656
Total long-term debt, excluding current
 maturities..................................  3,695       3,695
Stockholders' equity......................... 27,010      56,586

--------
(1) In April 1996, the Company acquired the outstanding capital stock of RNG. Such acquisition has been accounted for under the purchase method of accounting, and, accordingly, the results of continuing operations of RNG have been included in the Company's Consolidated Statement of Operations since the date of the acquisition. See Note 12 of Notes to Consolidated Financial Statements.

(2) In July 1996, the Company acquired 188 producing wells from Angerman Associates, Inc. See Note 12 of Notes to Consolidated Financial Statements.

(3) Adjusted to reflect (i) the sale of 500,000 shares of Common Stock pursuant to a private placement consummated on September 15, 1997 and the $2.0 million net proceeds therefrom and (ii) the estimated net proceeds from the sale of 3,500,000 shares of Common Stock offered by the Company hereby.

                             SUMMARY OPERATING DATA

                                                               SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                            ---------------------------------- -----------------
                             1992   1993   1994   1995   1996     1996     1997
                            ------ ------ ------ ------ ------ -------- --------
Development wells drilled:
  Productive..............      73     49     71     64     92       55      100
  Dry.....................       7      7      4      8      5        3        6
                            ------ ------ ------ ------ ------ -------- --------
  Total...................      80     56     75     72     97       58      106
Net development wells
 drilled:
  Productive..............    14.5    8.8   13.0   11.8   16.4     10.0     24.8
  Dry.....................     1.4    1.3    0.8    1.6    1.0      0.6      1.6
                            ------ ------ ------ ------ ------ -------- --------
  Total...................    15.9   10.1   13.8   13.4   17.4     10.6     26.4
Production(1):
  Oil (MBbls).............      16     10     11     11      7        3        4
  Natural gas (MMcf)......     948    965  1,195  1,336  1,495      666      878
  Equivalent MMcfs(2).....   1,044  1,025  1,261  1,402  1,537      684      902
Average Sales Price(3):
  Oil (per Bbl)...........  $18.21 $16.62 $14.41 $15.80 $16.35 $  17.78 $  16.48
  Natural gas (per Mcf)...  $ 2.41 $ 2.24 $ 2.01 $ 1.75 $ 3.04 $   3.15 $   2.58
Average production cost
 (lifting cost) per
 equivalent Mcf(4)........  $ 0.48 $ 0.57 $ 0.58 $ 0.53 $ 0.63 $   0.80 $   0.66

--------
(1) Production as shown in the table is net to the Company and is determined by multiplying the gross production volume of properties in which the Company has an interest by the percentage of the leasehold or other property interest owned by the Company.

(2) A ratio of energy content of natural gas and oil (six Mcf of natural gas equals one barrel of oil) was used to obtain a conversion factor to convert oil production into equivalent Mcfs of natural gas.

(3) Average sale price does not include the effect of hedge transactions.

(4) Production costs represent oil and gas operating expenses as reflected in the financial statements of the Company.

                              SUMMARY RESERVE DATA


                                    AS OF DECEMBER 31,
                          ---------------------------------------     AS OF
                           1992    1993    1994    1995    1996   JUNE 30, 1997
                          ------- ------- ------- ------- ------- -------------
ESTIMATED NET PROVED
 RESERVES
Oil (MBbls)..............      78      91      79     140      81         41
Natural gas (MMcf).......  24,980  24,660  32,225  32,829  43,312     47,331
Equivalent MMcfs.........  25,448  25,206  33,699  32,669  43,798     47,577
Standardized measure of
 discounted future cash
 flows (after-
 tax)($000)(1)........... $15,515 $14,018 $14,445 $21,060 $34,262    $16,924

--------
(1) Represents the estimated future net revenues after income taxes discounted at 10% per annum.

                                 RISK FACTORS

  An investment in the Common Stock involves a high degree of risk. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), including, without limitation, trends impacting the natural gas industry (including prices and market demand), the Company's success in drilling and development activities, the expected effect of deregulation and the Company's ability to expand geographically and implement its acquisition strategy, that involve risks and uncertainties. The Company's actual results and development could differ materially from those discussed or implied in the forward-looking statements as a result of certain factors. Factors that may cause or contribute to such differences include those discussed under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as those discussed elsewhere in this Prospectus. The Company cautions the reader, however, that this list of factors may not be exhaustive. Prospective investors should consider carefully the following factors, in addition to the other information in this Prospectus, prior to making their investment decision.

VOLATILITY OF NATURAL GAS PRICES AND MARKETS

  The Company's revenues, results of operations, financial condition, profitability, ability to obtain additional capital and future rate of growth depend substantially on prevailing prices for natural gas, which are highly volatile. Prices for natural gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for natural gas, market uncertainty and a variety of additional factors, all of which are beyond the control of the Company. These factors include actual and anticipated weather conditions, changes in the demand for, and supply of, natural gas, seasonality, the supply and price of Canadian and other foreign natural gas, the price and availability of alternative fuels, governmental regulations, speculation in the natural gas market and regional or national economic conditions. These external factors and the volatile nature of the energy markets make it difficult to accurately estimate future prices of natural gas. Decreases in natural gas prices may materially adversely affect the Company's financial condition, liquidity, ability to finance planned capital expenditures, results of operations and ability to produce natural gas economically.

  In addition to general factors affecting prices for natural gas, the Company's prices for natural gas are affected by geographic location. Prices for natural gas sold from Appalachian wells historically have been higher than those for natural gas produced in the Gulf Coast and Mid-Continent regions of the United States, generally because of the geographic proximity to the large demand centers in the Northeast natural gas markets. No assurance can be given that this price advantage will continue. In Michigan and other new locations of operations for the Company, it is likely that natural gas will be sold at a lower premium compared to average national prices, and possibly even below average national prices. The Company will attempt to evaluate the impact of price differences prior to drilling in any new area. Furthermore, from time to time, a surplus of natural gas occurs in West Virginia, Pennsylvania, and many other areas of the United States. The effect of a surplus may be to reduce the price the Company receives for its natural gas production, or to reduce the amount of natural gas that the Company may produce and sell.

  The availability of a ready market for the Company's natural gas also depends on the proximity of the Company's natural gas reserves to pipelines, the capacity of such pipelines and the cooperation of pipeline owners. In addition, under certain of its natural gas sales arrangements, the Company is subject to the risk of reduced purchases or access to pipelines under firm and interruptible transportation agreements. Wells may temporarily be shut in for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity. Any significant reduction or curtailment of the Company's production for an extended period of time could have a material adverse effect on its business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DRILLING RISKS

  The selection of prospects for natural gas drilling is inherently risky, and the Company cannot predict whether any prospect will produce commercial quantities of natural gas. The costs of drilling, completing and operating wells are often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including unexpected drilling conditions, compliance with governmental requirements and shortages or delays in the availability of drilling rigs and equipment, and labor shortages. Additionally, as the prices paid to the Company by its drilling partners are frequently fixed before the wells are drilled or are determined solely upon the well depth, the Company is subject to the risk that prices of goods or services used in drilling could increase, rendering its drilling contracts less profitable or unprofitable. In addition, the natural gas industry has experienced periods of rapid cost increases from time to time, and within short periods of time. If such increases were to occur in the future, they would adversely affect the ability of the Company to acquire additional natural gas leases, equipment and supplies. A substantial industry-wide increase in drilling operations in the United States could result in the decreased availability of drilling rigs and gas field tubular goods. This in turn could lead to shortages of equipment and material, which would make timely drilling and completion of wells impossible. The Company cannot predict whether its drilling activities will prove to be economically successful, and, if not successful, such activities will have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Exploration and Development Activities."

ABILITY TO REPLACE RESERVES; UNCERTAINTY OF RESERVE INFORMATION AND FUTURE RESERVE ESTIMATES

  In general, the rate of production from a natural gas property declines as its reserves are depleted, with the rate of decline depending upon the property's reservoir characteristics. Unless the Company conducts successful exploration and development activities or acquires properties containing proved reserves, the Company's proved reserves will decline. The Company's future success is therefore dependent upon its ability to replace and expand its existing natural gas reserves through the acquisition of producing properties and the exploration for and development of additional natural gas reserves. There can be no assurance that the Company's acquisition, exploration and development activities will result in the replacement of, or additions to, the Company's reserves.

  Acquisition of economically viable producing properties generally requires, among other things, accurate assessments of recoverable reserves, future oil and natural gas prices, operating costs and potential environmental risks and other liabilities. Such assessments are inherently imprecise and inexact, and their accuracy is uncertain. Estimates of the Company's proved reserves and future net revenues appearing elsewhere in this Prospectus and estimates made for the Company in future periods are and will be based primarily on independent engineering reports prepared for the Company. Natural gas reserves cannot be precisely measured, and estimates made by other engineers might differ materially from such estimates. There can be no assurance that estimated prices will be realized or that the volumes projected will be produced as indicated in a summary reserve report, if at all. Estimates of economically recoverable natural gas reserves, and future net cash flows, depend upon a number of factors, including assumptions concerning future natural gas prices, future operating costs, development costs, severance and excise taxes, workover and remedial costs, governmental regulations and other factors beyond the control of the Company. Certain events, including production history, acquisitions and sales of properties, changes in prices and further drilling and development, could result in increases or decreases of estimated proved reserves or estimates of future net revenues. The Company's inability to replace its reserves or receive accurate reserve estimates will likely have a material adverse effect on the Company's business, financial condition or results of operations. See "Business-- Properties," Note 17 of Notes to Consolidated Financial Statements and the Summary Reserve Report attached to this Prospectus as Appendix A.

WORKING CAPITAL REQUIREMENTS

  The natural gas industry is capital-intensive. The Company's business and operations require a substantial investment of working capital, principally to finance operating activities. The Company requires significant capital reserves in connection with its acquisition and leasing of producing and potentially producing properties as well as for drilling expenses. Historically, the Company has relied upon funds generated by its drilling operations, primarily through its interests in the drilling partnerships it has sponsored, and through bank borrowing. The use of funds generated from the drilling partnerships is restricted to future drilling operations. The Company also finances its other cash needs through funds from operations. There can be no assurance that such sources will continue to be available to the Company for its working capital needs in the future on terms acceptable to the Company, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS ASSOCIATED WITH DRILLING LIMITED PARTNERSHIPS

  Since 1984, the Company has served as the managing general partner of 42 drilling limited partnerships, which have provided an aggregate of approximately $137.0 million for drilling activities. These funds represent the majority of the funds utilized by the Company in development activities to date. As competition for investment capital for both public and private drilling programs is intense, the Company competes with a number of the companies that offer interests in drilling partnerships which have a wide range of investment objectives and program structures. There can be no assurance that the Company will be able to continue to raise the necessary funds from drilling limited partnerships for investment and development, and such inability will likely have a material adverse effect on the Company's business, financial condition or results of operations.

  The Company may be subject to certain risks with respect to its sales and management of the drilling limited partnerships. The Company is contingently liable as general partner for the obligations of these partnerships, including responsibility for their day-to-day operations and liabilities that cannot be repaid from partnership assets or insurance proceeds. Additionally, the Company may be exposed to litigation in connection with partnership activities and may find it necessary to advance funds on behalf of certain partnerships to protect the value of their natural gas assets. The Company also faces potential conflicts of interest in its role as manager of the limited partnerships, such as provisions in limited partnership agreements: (i) limiting the Company's ability to benefit disproportionately from discoveries made by the limited partnerships; (ii) prohibiting the Company's acquisition of certain property interests if to do so would conflict with the interests of the limited partnerships; and (iii) providing for an increase in distributions to the investor partners and a decrease in distributions to the Company for periods ranging from three to ten years, in the event that certain performance and earnings goals are not met by a particular well or a particular drilling partnership. The result of such provisions could be to reduce the Company's earnings from its participation in the drilling partnerships.

  As the prices paid to the Company by its investor partners for the Company's services are frequently fixed before the wells are drilled or are determined solely on the well depth, the Company is subject to the risk that prices of goods or services used in the development process could increase, rendering its contracts with its investor partners less profitable or unprofitable. As the general partner of the partnerships, the Company is also subject to a variety of tax regulations, which may change from time to time. Additionally, the Company and its wholly owned broker-dealer subsidiary, PDC Securities Incorporated ("PDC Securities"), the dealer-manager of the drilling limited partnerships, are subject to various federal and state securities regulations, and failure to comply with these regulations could result in liability to the Company and PDC Securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Financing of Drilling Activities."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company depends to a large degree on the efforts of its three senior officers, James N. Ryan, Chief Executive Officer and Chairman of the Board of Directors, Steven R. Williams, President and a director, and Dale
G. Rettinger, Executive Vice President and Chief Financial Officer and a director. The loss of the services of any of these individuals could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has employment agreements with each of these individuals and maintains key-man insurance on the life of each of them, in the amount of $5.0 million for Mr. Ryan and $1.0 million for each of Messrs. Williams and Rettinger. In the event that the services of any of Messrs. Ryan, Williams or Rettinger become unavailable to the Company, there is no assurance that the Company could find a qualified replacement on acceptable terms. See "Management--Employment and Other Agreements and Arrangements" and "Management--Key-Man Insurance."

DERIVATIVES AND HEDGING RISKS

  The Company utilizes commodity-based derivative instruments as hedges to manage a portion of its exposure to price volatility stemming from its natural gas sales and marketing activities. These instruments consist of natural gas futures contracts traded on the NYMEX. The futures contracts hedge committed and anticipated natural gas purchases and sales, generally forecasted to occur within a three- to twelve-month period. The Company does not hold or issue derivatives for trading or speculative purposes. In order for futures contracts to serve as effective hedges, there must be sufficient correlation to the underlying hedged transaction. The use of hedges cannot completely alleviate the Company's exposure to price volatility. In addition, the use of hedges will prevent the Company from receiving the full economic benefit of increases in oil and natural gas prices. See "Business--Hedging Activities."

COMPETITION

  The Company encounters competition from numerous other natural gas companies, drilling programs and partnerships in all areas of its operations, including drilling and marketing natural gas, acquiring producing properties and obtaining desirable natural gas leases. Many of these competitors possess larger staffs and greater financial resources than the Company, which may enable such competitors to identify and acquire desirable producing properties and drilling prospects more economically. The Company's ability to explore for natural gas prospects and to acquire additional properties in the future depends on its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. The Company also faces intense competition in the marketing of natural gas from competitors, including other producers as well as marketing companies. Also, international developments and the possible improved economics of domestic natural gas exploration may influence other oil companies to increase their domestic natural gas exploration. The Company's business, financial condition or results of operations could be materially adversely affected by such competition. See "Business--Competition."

GOVERNMENTAL REGULATION

  Natural gas operations are subject to various federal, state and local government regulations, which may be changed from time to time in response to economic or political conditions. Matters subject to regulation include discharge permits for drilling operations, drilling bonds, reports concerning operations, the spacing of wells, unitization and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of natural gas wells below actual production capability in order to conserve supplies of natural gas. The natural gas industry is subject to extensive tax laws, including laws relating to depletion and intangible drilling costs. Potential changes to these laws could have adverse effects on the Company that cannot be predicted. Legal requirements are frequently changed and are subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Additionally, the Company is impacted by state and federal regulation, such as regulation by the Federal Energy Regulatory Commission ("FERC") of pipeline transportation, which requires that pipelines provide firm and interruptible transportation service on an open access basis. Although the Company believes that it is in material compliance with all such laws and regulations, there is no assurance that new laws or regulations or new interpretations of existing laws and regulations will not substantially increase the costs of compliance or otherwise adversely affect the Company's business, financial condition or results of operations. See "Business--Governmental Regulation."

ENVIRONMENTAL RISKS AND REGULATIONS

  The development, production, handling, storage, transportation and disposal of natural gas and oil, by-products thereof and other substances and materials produced or used in connection with natural gas operations are subject to federal, state and local laws and regulations primarily relating to the protection of the environment and human health. There are numerous natural hazards involved in the drilling of natural gas and oil wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, damage to and loss of equipment, reservoir damage, discharge of natural gas or pollutants into the air, soil or water, oil spills and loss of reserves. No assurance can be given that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect the Company's business, financial condition or results of operations. The Company may thus be subject to liability for pollution, abuses of the environment and other similar damages. See "Business--Governmental Regulation--Environmental Regulations."

OPERATING HAZARDS AND LIABILITIES

  The Company's exploration and production operations include a variety of operating risks, including the risk of fire, explosions, blowouts, craterings, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as gas leaks, ruptures and discharges of toxic gas, the occurrence of any of which could result in substantial losses to the Company's business, financial condition or results of operations due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The Company's pipeline, gathering and distribution operations are subject to the many hazards inherent in the natural gas industry. These hazards include damage to wells, pipelines and other related equipment and surrounding properties caused by hurricanes, floods, fires and other acts of God, inadvertent damage from construction equipment, leakage of natural gas and other hydrocarbons, fires and explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

  Any significant problems related to its facilities could adversely affect the Company's ability to conduct its operations. The Company maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. Furthermore, the Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all. The occurrence of a significant event not fully insured against could materially adversely affect the Company's business, financial condition or results of operations. See "Business--Operating Hazards and Insurance."

MANAGEMENT OF GROWTH RISKS

  The Company has experienced significant growth in the recent past due to increased drilling and development activities, the acquisition of natural gas producing wells and the expansion of its natural gas marketing activities. In 1996, the Company purchased RNG, which expanded the range of the Company's operations to include natural gas marketing, purchased 188 producing wells in the Appalachian Basin and drilled 97 new wells. Additionally, the Company's drilling programs have provided large amounts of capital for drilling projects. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's financial, technical, operational and administrative resources. The Company has relied in the past, and expects to continue to rely in the future, on outside investment partners and independent subcontractors that have provided the Company with drilling funds and operational services. As part of its strategy, the Company intends to expand into new geographical areas. Such expansion will subject the Company to increased state and local regulation, different geological formations and environmental conditions and the need for additional skilled and reliable subcontractors. The success of such expansion will depend on the ability of the Company and its geologists, engineers and subcontractors to adapt to the requirements of such new locations. The failure of the Company to continue to upgrade its technical, operational and administrative resources, the occurrence of unexpected expansion difficulties or the reduced availability of investment partners and subcontractors, could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company will be successful in achieving growth or any other aspect of its business strategy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Strategy."

DEPENDENCE UPON SUBCONTRACTORS

  The nature of the Company's business, including the variety of skills necessary for the exploration, drilling, extraction and marketing of natural gas, requires specialized personnel. The Company relies on subcontractors for many of these functions, both to take advantage of their expertise and because of geographical and seasonal constraints. Additionally, although the Company endeavors to ascertain the financial condition of its subcontractors, if subcontractors fail to timely pay for materials and services, the wells operated by the Company could be subject to materialmen's and workmen's liens. In that event, the Company could incur additional costs in discharging such liens. The Company's business, financial condition or results of operations may be adversely affected by the inability of the Company to retain a sufficient number of skilled and reliable subcontractors with adequate financial resources. See "Business--Exploration and Developmental Activities."

VOLATILITY OF STOCK PRICES

  Stock prices for natural gas companies depend upon a variety of factors, including the prevailing prices for natural gas, seasonality, supply and demand for natural gas, media and analysts' reports and changes in environmental regulations and other governmental policies. The price of the Common Stock has been, and likely will continue to be, affected by these factors. The trading price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results (historically, the Company's operating results have been strongest in the first and fourth quarters of the year), announcements of unanticipated operating results by the Company and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for certain companies in a manner often unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Price Range of Common Stock."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Nevada general corporation law and the Company's By-Laws may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors or a majority of the Company's stockholders entitled to vote. Such provisions may therefore deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock--Certain Corporate Anti-Takeover Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market following this offering could adversely affect the market price for the Company's Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act and lock-up agreements under which the Company, its officers and directors and the Selling Stockholders have agreed that they will not, without the prior written consent of the Representative of the Underwriters, offer for sale, contract to sell, sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus. After these contractual restrictions expire, such persons will be permitted to sell these shares in the public market, subject only to applicable restrictions prescribed by Rule 144 of the Securities Act. Immediately following the offering, 14,485,753 shares of Common Stock will be outstanding. Of these shares, an aggregate of 13,015,739 shares, consisting of (i) the 3,850,000 shares sold in this offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option) and (ii) an aggregate of 9,165,739 shares, without taking into account the lock-up agreements referred to above, issued and outstanding prior to the date the Registration Statement is declared effective will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. The remaining shares may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption afforded by Rule 144. See "Shares Eligible for Future Sale."

NO DIVIDENDS

  The Company has never declared or paid dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. The Company intends to retain any earnings for operations and expansion of its business. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds from the sale of the 3,500,000 shares of Common Stock offered hereby by the Company at an assumed offering price of $8 11/16 per share are estimated to be $27.6 million after deduction of underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Company intends to use the net proceeds from this offering for development drilling on new and existing properties, potential acquisition of producing properties and for general corporate purposes, including working capital and possible acquisitions of complementary businesses, including, for example, the Company's possible acquisition of a natural gas gathering system at a cost to the Company of $1.4 million. See "Business--Exploration and Development Activities--Transportation." Although the Company reviews and considers possible acquisitions on an ongoing basis, other than as set forth in the preceding sentence, no specific acquisitions are being negotiated or planned as of the date of this Prospectus. The actual use of proceeds may vary depending on the Company's assessment of the relative attractiveness of available acquisition and development opportunities. Pending such uses, the net proceeds to the Company from this offering will be invested in short-term, investment-grade, interest-bearing instruments.

                          PRICE RANGE OF COMMON STOCK

  The following table sets forth, for the periods indicated, the high and low daily sales prices per share of the Common Stock as reported by the Nasdaq National Market for the periods indicated. The Common Stock is traded on the Nasdaq National Market under the symbol PETD.

                                                                 HIGH     LOW
                                                               -------- --------
   YEAR ENDED DECEMBER 31, 1995:
   First Quarter.............................................. $1 3/8   $  7/8
   Second Quarter.............................................  1 9/16   1 1/16
   Third Quarter..............................................  1 3/8    1
   Fourth Quarter.............................................  1 5/8      31/32
   YEAR ENDED DECEMBER 31, 1996:
   First Quarter.............................................. $2 1/8   $1 5/16
   Second Quarter.............................................  2 13/16  1 7/8
   Third Quarter..............................................  3 9/16   2 7/16
   Fourth Quarter.............................................  6 3/16   3 1/2
   YEAR ENDED DECEMBER 31, 1997:
   First Quarter.............................................. $5 1/8   $3 9/16
   Second Quarter.............................................  5 5/16   3
   Third Quarter (through September 23, 1997).................  11 7/16  4 11/16

  The last reported sale price of the Common Stock on the Nasdaq National Market on September 23, 1997 was $8 11/16 per share.

  As of June 30, 1997, there were approximately 1,794 record holders of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain its earnings for operations and expansion of its business. Furthermore, the Company's credit agreement prohibits the Company from paying dividends in excess of 50% of the Company's net income for the respective fiscal year. The declaration and payment by the Company of any dividends on its Common Stock in the future and the amount thereof will, nevertheless, be at the discretion of the Company's Board of Directors and will depend upon the Company's operating results, financial condition, cash requirements, future prospects and other factors deemed relevant by the Company's Board of Directors.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby (assuming an offering price of $8 11/16 per share and after deducting the underwriting discount and estimated offering expenses payable by the Company). See "Use of Proceeds."

                                                            JUNE 30, 1997
                                                        -----------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                        -------  --------------
                                                            (IN THOUSANDS)
Long-term debt(2)...................................... $ 3,695     $ 3,695
                                                        -------     -------
Stockholders' equity:
  Common Stock, Class A, $0.01 par value;
   authorized 2,750,000 shares; none issued............     --          --
  Common Stock, $0.01 par value;
   authorized 22,250,000 shares; 10,485,753 shares
   issued and outstanding; 14,485,753 shares issued and
   outstanding, as adjusted(1)(3)......................     105         145
Additional paid-in capital.............................   6,639      36,129
Warrants outstanding...................................     --           46
Retained earnings......................................  20,337      20,337
Unamortized stock award................................     (71)        (71)
                                                        -------     -------
  Total stockholders' equity...........................  27,010      56,586
                                                        -------     -------
    Total capitalization............................... $30,705     $60,281
                                                        =======     =======

--------
(1) Reflects a pro forma adjustment to include 500,000 shares of Common Stock issued and sold by the Company on September 15, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) For information concerning the Company's long-term debt, see Note 3 of Notes to Consolidated Financial Statements.

(3) Excludes an aggregate of 2,182,650 shares of Common Stock reserved for issuance under the Company's stock option plans and outstanding warrants, of which: (i) 2,057,650 shares are issuable upon the exercise of stock options outstanding as of September 15, 1997, at a weighted average exercise price of $1.96, and (ii) 125,000 shares are issuable upon the exercise of warrants outstanding as of September 15, 1997, at an exercise price of $6.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock."

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1992, 1993, 1994, 1995 and 1996 and for each of the years in the five-year period ended December 31, 1996 have been derived from the audited consolidated financial statements of the Company. The following selected consolidated financial data as of June 30, 1996 and 1997 and for each of the six-month periods ended June 30, 1996 and 1997 have been derived from unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of such financial information for those periods. The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and related notes included elsewhere herein. All information is in thousands, except per share data.

                                                                       SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,                 JUNE 30,
                           ------------------------------------------  -----------------
                            1992     1993    1994     1995     1996       1996     1997
                           -------  ------- -------  -------  -------  -------- --------
                                                                          (UNAUDITED)
 STATEMENT OF OPERATIONS
  DATA:
 Revenues:
  Oil and gas well
   drilling operations...  $14,931  $12,073 $15,190  $13,941  $18,698  $ 10,733 $ 19,277
  Oil and gas sales......    4,867    4,471   4,361    4,151   26,051     8,964   16,349
  Well operations and
   pipeline income.......    2,936    3,843   3,730    3,750    3,929     1,847    2,248
  Other income...........      432       98     525      504      936       231      451
                           -------  ------- -------  -------  -------  -------- --------
   Total revenues........   23,166   20,485  23,806   22,347   49,614    21,775   38,325
                           -------  ------- -------  -------  -------  -------- --------
 Costs and expenses:
  Cost of oil and gas
   well drilling
   operations............   13,347   11,100  14,289   11,943   15,780     8,770   15,759
  Oil and gas purchases
   and production
   costs.................    3,643    4,120   4,067    4,139   24,190     8,084   14,716
  General and
   administrative
   expenses..............    1,837    1,897   2,204    1,961    2,304     1,112    1,092
  Depreciation, depletion
   and amortization......    1,671    1,717   1,848    2,152    2,310     1,208    1,220
  Interest...............       54       55     300      320      380       139      204
                           -------  ------- -------  -------  -------  -------- --------
   Total costs and
    expenses.............   20,552   18,889  22,708   20,515   44,964    19,313   32,991
                           -------  ------- -------  -------  -------  -------- --------
 Income before income
  taxes and extraordinary
  item...................    2,614    1,596   1,098    1,832    4,650     2,462    5,334
 Income taxes............      866      275     177      351    1,101       522    1,424
                           -------  ------- -------  -------  -------  -------- --------
 Income before
  extraordinary item.....    1,748    1,321     921    1,481    3,549     1,940    3,910
 Extraordinary item net
  of income taxes........      --       269     --       --       --        --       --
                           -------  ------- -------  -------  -------  -------- --------
 Net income..............  $ 1,748  $ 1,590 $   921  $ 1,481  $ 3,549  $  1,940 $  3,910
                           =======  ======= =======  =======  =======  ======== ========
 Earnings per common and
  common equivalent
  share..................  $  0.16  $  0.14 $  0.08  $  0.13  $  0.31  $   0.17 $   0.33
                           =======  ======= =======  =======  =======  ======== ========
 Average common and
  common
  equivalent shares
  outstanding
  during the year
  (period)...............   11,191   11,564  11,990   11,607   11,573    11,363   11,700
                           =======  ======= =======  =======  =======  ======== ========
 BALANCE SHEET DATA (END
  OF PERIOD):
 Working capital.........  $  (590) $   289 $(1,614) $(1,520) $(2,357) $    717 $   (313)
 Total assets............   34,632   36,413  38,325   40,620   63,604    38,465   50,080
 Long-term debt,
  excluding current
  maturities.............    3,969    3,167   3,100    2,500    5,320     2,700    3,695
 Stockholders' equity....   15,347   17,236  18,381   19,921   23,072    21,442   27,010

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements of the Company and related notes included therein.

OVERVIEW

  The Company is a regional independent energy company engaged primarily in the development, production and marketing of natural gas. The Company has drilled and produced natural gas and oil in the Appalachian Basin since 1969, and currently operates approximately 1,170 natural gas wells in West Virginia, Ohio, Pennsylvania, Michigan and Tennessee. While early activities included drilling and operating producing oil wells, all of the Company's current drilling activities, and more than 95% of its reserve and production value, result from natural gas operations. In 1997, the Company expanded its drilling activities to include drilling in the Antrim shale formation of the Michigan Basin.

  The Company derives the majority of its revenues from natural gas drilling operations and natural gas sales, and also generates revenues from natural gas marketing (aggregating and reselling) and natural gas gathering and transportation. The Company drills wells for Company-sponsored drilling partnerships as well as for Company-owned properties. The Company also engages in the marketing of third party natural gas production and earns operating and pipeline fees for managing wells and gathering natural gas.

  Cost of oil and gas well drilling operations includes the direct costs of drilling wells. Oil and gas purchases and production costs include natural gas purchased for resale in the Company's marketing activities as well as the costs of production for Company-owned and other wells.

  The Company's results will vary based in part on changes in the market price of natural gas. Since 1992, the Company's annual average natural gas sales price has ranged from a high of $3.04 per Mcf in 1996 to a low of $1.75 per Mcf in 1995. For the year ended December 31, 1996, and for the six months ended June 30, 1997, the Company's average sales prices for natural gas were $3.04 per Mcf and $2.58 per Mcf, respectively. Natural gas drilled in the Appalachian Basin typically has commanded a price premium relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States, due to the Appalachian Basin's proximity to the large demand centers in the northeastern United States. From October 1996 to September 1997, Appalachian natural gas on the CNG system received a premium which varied from $0.20 per Mcf to $0.55 per Mcf and averaged almost $0.33 per Mcf for that time period.

  As part of its business strategy, during 1996 the Company made two acquisitions. On April 1, 1996, the Company acquired RNG in exchange for shares of the Company's Common Stock having a market value of $449,100. RNG is an Appalachian Basin natural gas marketing company that specializes in the acquisition and aggregation of Appalachian Basin natural gas production. The acquisition was accounted for by the Company as a purchase and is reflected as such in the Company's financial statements for 1996. Natural gas purchased from third parties is resold with a lower margin than natural gas produced by the Company.

  In July 1996, the Company completed the acquisition of 188 natural gas wells located primarily in Gilmer County, West Virginia from Angerman Associates, Inc., a Pittsburgh-based production company, for a cash purchase price of $3.3 million. Independent petroleum engineers have estimated remaining proved developed reserves in these properties at 4.1 Bcf of natural gas and 27,000 barrels of oil on December 31, 1996. Net production per day from the acquisition averaged approximately 750 Mcf and 8 Bbls during 1996.

  The Company believes that its available funds, together with cash flow expected to be generated from operations, existing credit facilities and the net proceeds of this offering will be adequate to satisfy operations for at least 24 months following the completion of this offering.

 PRODUCTION

  The following table shows the Company's net production in Bbls of crude oil and in Mcf of natural gas and the costs and weighted average selling prices thereof, for the periods indicated.

                                                              SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,           JUNE 30,
                           ---------------------------------- -----------------
                            1992   1993   1994   1995   1996     1996     1997
                           ------ ------ ------ ------ ------ -------- --------
Production(1):
  Oil (MBbls).............     16     10     11     11      7        3        4
  Natural Gas (MMcf)......    948    965  1,195  1,336  1,495      666      878
  Equivalent MMcfs(2).....  1,044  1,025  1,261  1,402  1,537      684      902
Average sales price(3):
  Oil (per Bbl)........... $18.21 $16.62 $14.41 $15.80 $16.35 $  17.78 $  16.48
  Natural gas (per Mcf)... $ 2.41 $ 2.24 $ 2.01 $ 1.75 $ 3.04 $   3.15 $   2.58
Average production cost
 (lifting cost) per
 equivalent Mcf(4)........ $ 0.48 $ 0.57 $ 0.58 $ 0.53 $ 0.63 $   0.80 $   0.66

--------
(1) Production as shown in the table is net to the Company and is determined by multiplying the gross production volume of properties in which the Company has an interest by the percentage of the leasehold or other property interest owned by the Company.

(2) A ratio of energy content of natural gas and oil (six Mcf of natural gas equals one barrel of oil) was used to obtain a conversion factor to convert oil production into equivalent Mcfs of natural gas.

(3) Average sale price does not include the effect of hedge transactions.

(4) Production costs represent oil and gas operating expenses as reflected in the financial statements of the Company.

RESULTS OF OPERATIONS

 SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH JUNE 30, 1996

  Revenues. Total revenues for the six months ended June 30, 1997 were $38.3 million compared to $21.8 million for the six months ended June 30, 1996, an increase of approximately $16.5 million, or 75.7%. Such increase was a result of increased drilling revenues and oil and gas sales. Drilling revenues for the six months ended June 30, 1997 were $19.3 million compared to $10.7 million for the six months ended June 30, 1996, an increase of approximately $8.6 million, or 80.4%. Such increase resulted from higher volumes of drilling and completion activities, due to increased levels of drilling partnership-related financing. Oil and gas sales for the six months ended June 30, 1997 were $16.3 million compared to $9.0 million for the six months ended June 30, 1996, an increase of approximately $7.3 million, or 81.1%. Such increase was due primarily to the natural gas marketing activities of RNG, which accounted for $6.9 million of the increase. Increased natural gas production was offset in part by lower average sales prices from the Company's producing properties. Well operations and pipeline income for the six months ended June 30, 1997 were $2.2 million compared to $1.8 million for the six months ended June 30, 1996, an increase of approximately $400,000, or 22.2%. Such increase resulted from an increase in the number of wells operated by the Company. Other income for the six months ended June 30, 1997 was $452,000 compared to $231,000 for the six months ended June 30, 1996, an increase of approximately $221,000, or 95.7%. Such increase resulted from interest earned on higher average cash balances together with a gain on the sale of equipment.

  Costs and expenses. Costs and expenses for the six months ended June 30, 1997 were $33.0 million compared to $19.3 million for the six months ended June 30, 1996, an increase of approximately $13.7 million, or 71.0%. Oil and gas well drilling operations costs for the six months ended June 30, 1997 were $15.8 million compared to $8.8 million for the six months ended June 30, 1996, an increase of approximately $7.0 million, or

79.5%. Such increase resulted from additional expenses resulting from increased drilling activity. Oil and gas purchases and production costs for the six months ended June 30, 1997 were $14.7 million compared to $8.1 million for the six months ended June 30, 1996, an increase of approximately $6.6 million, or 81.5%. Such increase was due primarily to purchases of natural gas for resale by RNG. General and administrative expenses for the six months ended June 30, 1997 remained relatively constant at $1.1 million.

  Net income. Net income for the six months ended June 30, 1997 was $3.9 million compared to net income of $1.9 million for the six months ended June 30, 1996, an increase of approximately $2.0 million, or 105.3%.

 YEAR ENDED DECEMBER 31, 1996 COMPARED WITH DECEMBER 31, 1995

  Revenues. Total revenues for the year ended December 31, 1996 were $49.6 million compared to $22.3 million for the year ended December 31, 1995, an increase of approximately $27.3 million, or 122.4%. Drilling revenues for the year ended December 31, 1996 were $18.7 million compared to $13.9 million for the year ended December 31, 1995, an increase of approximately $4.8 million, or 34.5%. Such increase was due to an increase in drilling and completion activities, which was a direct result of an increase in drilling funds from the Company's public drilling programs. Oil and gas sales for the year ended December 31, 1996 were $26.1 million compared to $4.2 million for the year ended December 31, 1995, an increase of approximately $21.9 million, or 521.4%. Such increase was due primarily to the natural gas marketing activities of RNG, along with increased production and higher average sales prices from the Company's producing properties and increased natural gas purchased for resale. Well operations and pipeline income for the year ended December 31, 1996 were $3.9 million compared to $3.7 million for the year ended December 31, 1995, an increase of approximately $200,000, or 5.4%. Such increase resulted from an increase in the number of wells operated by the Company. Other income for the year ended December 31, 1996 was $936,000 compared to $504,000 for the year ended December 31, 1995, an increase of approximately 432,000, or 85.7%. Such increase was due to management fees earned on higher volumes of drilling partnerships.

  Costs and expenses. Costs and expenses for the year ended December 31, 1996 were $45.0 million compared to $20.5 million for the year ended December 31, 1995, an increase of approximately $24.5 million, or 119.5%. Oil and gas well drilling operations costs for the year ended December 31, 1996 were $15.8 million compared to $11.9 million for the year ended December 31, 1995, an increase of approximately $3.9 million, or 32.8%. Such increase resulted from additional expenses resulting from increased drilling activity. Oil and gas purchases and production costs for the year ended December 31, 1996 were $24.2 million compared to $4.1 million for the year ended December 31, 1995, an increase of approximately $20.1 million, or 490.2%. Such increase was due primarily to natural gas purchases by RNG for resale and to a lesser extent higher volumes of natural gas purchased for resale at higher average prices. General and administrative expenses for the year ended December 31, 1996 were $2.3 million compared to $2.0 million for the year ended December 31, 1995, an increase of approximately $300,000, or 15.0%. Such increase was due to overall administrative costs and increased personnel costs and generally higher administrative overhead.

  Net income. Net income for the year ended December 31, 1996 was $3.5 million compared to $1.5 million for the year ended December 31, 1995, an increase of approximately $2.0 million, or 133.3%.

 YEAR ENDED DECEMBER 31, 1995 COMPARED WITH DECEMBER 31, 1994

  Revenues. Total revenues for the year ended December 31, 1995 were $22.3 million compared with $23.8 million for the year ended December 31, 1994, a decrease of approximately $1.5 million, or 6.3%. Drilling revenues for the year ended December 31, 1995 were $13.9 million compared with $15.2 million for the year ended December 31, 1994, a decrease of approximately $1.3 million, or 8.6%. This decrease was due to a slight decrease in drilling and completion activities in 1995 compared to 1994. Oil and gas sales for the year ended December 31, 1995 were $4.2 million compared to $4.4 million for the year ended December 31, 1994, a decrease of approximately $200,000, or 4.5%. This decrease was the result of lower average natural gas sales prices offset by increased volumes of natural gas sold. Well operations and pipeline income for the year ended December 31, 1995 remained relatively constant at $3.7 million. Other income for the year ended December 31, 1995 was $504,000 compared to $524,000 for the year ended December 31, 1994, a decrease of approximately $20,000, or 3.8%.

  Costs and expenses. Costs and expenses for the year ended December 31, 1995 were $20.5 million, compared to $22.7 million for the year ended December 31, 1994, a decrease of approximately $2.2 million, or 9.7%. Oil and gas well drilling operations costs for the year ended December 31, 1995 were $11.9 million compared to $14.3 million for the year ended December 31, 1994, a decrease of approximately $2.4 million, or 16.8%. Such decrease resulted from decreased drilling and completion activities. Oil and gas purchases and production costs for the year ended December 31, 1995 were $4.1 million compared to $4.0 million for the year ended December 31, 1994, an increase of approximately $100,000, or 2.5%. General and administrative expenses for the year ended December 31, 1995 were $2.0 million, compared to $2.2 million for the year ended December 31, 1994, a decrease of approximately $200,000, or 9.1%. This decrease was a result of a general Company-wide cost-cutting program.

  Net income. Net income for the year ended December 31, 1995 was $1.5 million compared to $922,000 for the year ended 1994, an increase of approximately $578,000, or 62.7%.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents certain condensed unaudited quarterly financial information for each of the ten most recent quarters in the period ended June 30, 1997. This information is derived from unaudited consolidated financial statements of the Company that include, in the opinion of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results of operations for such periods, when read in conjunction with the audited Consolidated Financial Statements of the Company and notes thereto appearing elsewhere in this Prospectus. All information is in thousands, except per share data.

                                                                QUARTER ENDED
                         -------------------------------------------------------------------------------------------
                         MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31, MAR. 31, JUNE 30,
                           1995     1995     1995      1995     1996     1996     1996      1996     1997     1997
                         -------- -------- --------- -------- -------- -------- --------- -------- -------- --------
REVENUES:
 Oil and gas well
  drilling operations..   $7,294   $2,379   $1,857    $2,411   $7,987   $2,746   $2,991    $4,974  $13,261   $6,016
 Oil and gas sales.....    1,162    1,018      800     1,171    2,467    6,497    7,168     9,919    8,767    7,581
 Well operations and
  pipeline income......    1,002      970      869       909      902      946    1,018     1,063    1,131    1,118
 Other income..........       79       66       56       303       85      145      140       566      249      203
                          ------   ------   ------    ------   ------   ------   ------    ------  -------   ------
 Total revenues........    9,537    4,433    3,582     4,794   11,441   10,334   11,317    16,522   23,408   14,918
                          ------   ------   ------    ------   ------   ------   ------    ------  -------   ------
COSTS AND EXPENSES:
 Costs of oil and gas
  well drilling
  operations...........    6,136    1,990    1,355     2,462    6,502    2,268    2,455     4,555   11,319    4,439
 Oil and gas purchases
  and production costs.    1,310    1,096      818       915    2,035    6,049    6,958     9,148    7,561    7,155
 General and
  administrative
  expenses.............      450      521      601       389      542      571      651       541      499      593
 Depreciation,
  depletion, and
  amortization.........      588      536      591       436      666      542      583       519      610      611
 Interest..............       84       76       71        89       72       67      107       134      103      102
                          ------   ------   ------    ------   ------   ------   ------    ------  -------   ------
 Total costs and
  expenses.............    8,568    4,219    3,436     4,291    9,817    9,497   10,754    14,897   20,092   12,900
                          ------   ------   ------    ------   ------   ------   ------    ------  -------   ------
Income before income
 taxes.................      969      214      146       503    1,624      837      563     1,625    3,316    2,018
Income taxes...........      240       53       36        21      344      177      153       427      812      612
                          ------   ------   ------    ------   ------   ------   ------    ------  -------   ------
Net income.............   $  729   $  161   $  110    $  482   $1,280   $  660   $  410    $1,198  $ 2,504   $1,406
                          ======   ======   ======    ======   ======   ======   ======    ======  =======   ======
Earnings per common and
 common equivalent
 share.................   $ 0.06   $ 0.02   $ 0.01    $ 0.04   $ 0.11   $ 0.06   $ 0.04    $ 0.10  $  0.21   $ 0.12
                          ======   ======   ======    ======   ======   ======   ======    ======  =======   ======

  The Company historically has received the majority of its total annual revenues during the first and fourth quarters of each year. Such pattern is attributable to (i) the seasonal demand for natural gas, which is typically greatest during the winter months of the first and fourth quarters and (ii) the generation of funds from the drilling activities of the Company-sponsored limited partnerships. The Company recognizes revenues from drilling operations on the percentage of completion method as wells are drilled, rather than when funds are received. As the last partnership to close in a given year is typically the largest partnership of the year, the Company receives substantial funds during the fourth quarter from its year-end drilling partnerships and recognizes revenues from such receipt in the subsequent first quarter as the wells for such drilling partnership are drilled. Therefore, the Company's quarterly earnings may vary considerably due to the impact of seasonality and the timing of receipt of investment funds.

LIQUIDITY AND CAPITAL RESOURCES

  The Company funds its operations through a combination of cash flow from operations, capital raised through drilling partnerships, and use of the Company's credit facility. Operational cash flow is generated by sales of natural gas from the Company's well interests, well drilling and operating activities for the Company's investor partners, natural gas gathering and transportation, and natural gas marketing. Cash payments from Company-sponsored partnerships are used to drill and complete wells for the partnerships, with operating cash flow accruing to the Company to the extent payments exceed drilling costs. The Company utilizes its revolving credit arrangement to meet the cash flow requirements of its operating and investment activities.

  Sales volumes of natural gas have continued to increase while natural gas prices fluctuate monthly. The Company's natural gas sales prices are subject to increase and decrease based on various market-sensitive indices. A major factor in the variability of these indices is the seasonal variation of demand for natural gas, which typically peaks during the winter months. The volumes of natural gas sales are expected to continue to increase as a result of continued drilling activities. The Company utilizes commodity-based derivative instruments (natural gas futures contracts traded on the NYMEX) as hedges to manage a portion of its exposure to this price volatility. The futures contracts hedge committed and anticipated natural gas purchases and sales, generally forecasted to occur within a three- to twelve-month period. As of June 30, 1997, the Company had futures contracts for the sale of $2.4 million of natural gas. While these contracts have nominal carrying value, their fair value, represented by the estimated amount that would be received upon termination of the contracts, based on market quotes, was a net value of $51,100 at June 30, 1997. The Company is required to maintain margin deposits ($300,000 as of June 30, 1997) with brokers for outstanding futures contracts.

  On January 31, 1996, the Company repurchased 1,200,000 shares of its Common Stock, for $0.83 per share, from PNC Bank, N.A. This repurchase was pursuant to an option agreement, which was obtained in connection with a debt restructuring in 1990. These shares, which represented approximately 11% of the shares of the Company's Common Stock then outstanding, were retired by the Company.

  On March 13, 1997, the Company amended and restated its bank credit agreement with First National Bank of Chicago, which provides a borrowing base of $10.0 million, subject to adequate oil and natural gas reserves. At the request of the Company, the bank, at its sole discretion, may increase the borrowing base to $20.0 million. As of September 15, 1997, the balance available under the line was $6.5 million. Interest accrues at prime, with LIBOR (London Interbank Market Rate) alternatives available at the discretion of the Company. No principal payments are required until the credit agreement expires on December 31, 1999.

  The Company closed its first public drilling partnership of 1997 in the second quarter and drilled the wells funded thereby in the second and third quarters of 1997. The Company closed its second public drilling partnership of 1997 in September 1997 and plans to drill the wells funded thereby during the remainder of 1997. The Company's first and second drilling programs of 1997 closed with funding approximately 62% and 152%, respectively, higher than the first and second drilling programs of 1996. The Company expects to close two additional partnerships in 1997. Typically, the last partnership closed during each year is the largest partnership of the year; the last partnership of 1996 raised $15.3 million. The Company generally invests, as its equity contribution to each drilling partnership, an additional sum approximating 20% of the aggregate subscriptions received for that particular drilling partnership. As a result, the Company is subject to substantial cash commitments at the closing of each drilling partnership. The funds received from these programs are restricted to use in future drilling operations. No assurance can be made that the Company will continue to receive this level of funding from these or future programs.

  In September 1997, the Company consummated a private offering of Common Stock (the "Private Placement"), pursuant to which it issued and sold 500,000 shares at a price of $4.00 per share, and issued warrants for 125,000 shares of Common Stock exercisable during a two-year period ending September 15, 1999 at an exercise price of $6.00 per share, resulting in proceeds to the Company of $2.0 million. No registration rights were granted in connection with the securities issued in the Private Placement.

  In September 1997, the Company was notified that it had submitted a successful bid for the acquisition of Columbia Gas Transmission Company's Rimersburg natural gas gathering system, located in northern Pennsylvania. If consummated, this transaction would occur in early- to mid-1998 and would add to the Company's existing natural gas gathering system 207 miles of pipeline located in an area contiguous to the Company's Pennsylvania drilling operations, at a cost to the Company of $1.4 million.

  The Company continues to pursue capital investment opportunities in producing natural gas properties as well as its plan to participate in its sponsored natural gas drilling partnerships, while pursuing opportunities for operating improvements and cost efficiencies. Management believes that the Company has adequate capital to meet its operating requirements.

NEW ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share. SFAS No. 128 supersedes APB Opinion No. 15, Earnings per Share ("Opinion No. 15"), and requires the calculation and dual presentation of basic and diluted earnings per share ("EPS"), replacing the measures of primary and fully-diluted EPS as reported under Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997; earlier application is not permitted. Accordingly, EPS for the three- and six-month periods ended June 30, 1997 and 1996 presented on the accompanying statements of income are calculated under the guidance of Opinion 15.

  Under SFAS No 128, basic EPS would have been $0.37 and $0.19 and diluted EPS would have been $0.33 and $0.17 per share for the six months ended June 30, 1997 and 1996, respectively. Also under SFAS No. 128, basic EPS would have been $0.13 and $0.06 and diluted EPS would have been $0.12 and $0.06 per share for the quarters ended June 30, 1997 and 1996, respectively.

  In June 1997, SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," were issued. The Company will adopt these standards in 1998.

                                   BUSINESS

INTRODUCTION

  The Company is a regional independent energy company engaged primarily in the development, production and marketing of natural gas. The Company has grown primarily through increased drilling and development activities, the acquisition and subsequent development of natural gas producing wells and the expansion of its natural gas marketing activities. As of June 30, 1997, the Company operated approximately 1,170 natural gas wells located in the Appalachian Basin and in the Michigan Basin, and had net proved reserves of
47.3 Bcf of natural gas. The Company's wells currently produce an aggregate of approximately 22,000 Mcf of natural gas per day, of which the Company's share is approximately 5,100 Mcf.

  The majority of the wells operated by the Company are located in the West Virginia and Pennsylvania portions of the Appalachian Basin. The Appalachian Basin is characterized by shallow developmental wells, which generally have provided highly predictable drilling success rates. In addition, because wells drilled in the Appalachian Basin are closer to the large demand centers for natural gas in the northeastern United States, natural gas from this area typically has commanded a price premium relative to natural gas produced in areas such as the Gulf Coast and Mid-Continent regions of the United States. In 1997, the Company commenced drilling in the Antrim shale formation of the Michigan Basin, and, through August 31, 1997, had drilled 24 wells in this location. In addition to its drilling activities, from time to time the Company purchases natural gas producing properties. For example, in July 1996, the Company purchased 188 wells located in West Virginia from Angerman Associates, Inc.

  In April 1996, the Company acquired RNG, an Appalachian Basin natural gas marketing company, which aggregates and resells natural gas developed by the Company and other producers. This acquisition allowed the Company to diversify its operations beyond natural gas drilling and production. RNG has established relationships with many of the small natural gas producers in the Appalachian Basin and has significant expertise in the natural gas end-user market. In addition, RNG has extensive experience in the use of hedging strategies, which the Company utilizes to reduce the financial impact on the Company of changes in the price of natural gas.

  Since 1984, the Company has sponsored limited partnerships formed to engage in drilling operations. The Company typically retains a 20% ownership interest in these drilling limited partnerships. In 1996, the Company raised $24.6 million through four public drilling partnerships, making it the sponsor of the largest public oil and gas partnership program in the United States in that year. The drilling programs have provided the Company with access to the capital resources necessary to expand its drilling opportunities and to maintain the infrastructure necessary to support such activities.

INDUSTRY OVERVIEW

  Natural gas is the second largest energy source in the United States, after liquid petroleum. The 22.5 Tcf of natural gas consumed in 1996 represented approximately 24% of the total energy used in the United States. Natural gas is consumed in the United States as follows: 46% by industrial end-users as feedstock for products such as plastic and fertilizer or as the energy source for producing products such as glass; 24% and 15% by residential and commercial end-users, respectively, for uses including heating, cooling and cooking; 12.5% by utilities for the generation of electricity; and the remainder for transportation purposes.

  The Company believes that the market for natural gas will grow in the future. The demand for natural gas has increased due to four main factors:

  . Efficiency. Relative to other energy sources, natural gas losses during transportation from source to destination are slight, averaging only about 9% of the natural gas energy.

  . Environmentally favorable. Natural gas is the cleanest and most environmentally safe of the fossil fuels.

  . Safety. The delivery of natural gas is among the safest means of distributing energy to customers, as the natural gas transmission system is fixed and is located underground.

  . Price. The deregulation of the natural gas industry and a favorable regulatory environment have resulted in end-users' ability to purchase natural gas on a competitive basis from a greater variety of sources.

The Company believes that the foregoing factors, together with the increased availability of natural gas as a form of energy for residential, commercial and industrial uses, should increase the demand for natural gas as well as create new markets for natural gas.

  As local supplies of natural gas are inadequate to meet demand, the West Coast and the Northeast import natural gas from producing areas via interstate natural gas pipelines. The cost of transporting natural gas from the major producing areas to markets creates a price advantage for production located closer to the consuming region. Appalachian Basin natural gas production enjoys two advantageous factors affecting price. First, the Appalachian Basin is characterized by shallow development gas wells that generally have provided highly predictable drilling success rates of 90% to 92%, which permits a more basic approach to drilling based on the geology unique to the area. Also, the natural gas industry in the Appalachian Basin benefits from its proximity to the northeastern United States. Appalachian Basin producers have recently experienced price differentials averaging $0.15 per Mcf to $0.30 per Mcf on an annual average as compared to production in the Gulf Coast and Mid-Continent regions of the United States. From October 1996 to September 1997, Appalachian natural gas on the CNG system received a premium ranging from $0.20 per Mcf to $0.55 per Mcf and averaged almost $0.33 per Mcf for that time period.

  In the early 1990's, natural gas companies began exploiting the northern portion of Michigan's lower peninsula, when certain favorable tax credits for natural gas development were enacted. The result of such development was new advances in drilling technology, which made natural gas drilling in this area profitable even after the expiration of these tax credits. In Michigan's lower peninsula, there is an abundance of shallow Antrim gas shale, which should provide significant reserves per well drilled. Additionally, this area is close to certain end-user markets, which should provide favorable premiums. With a current productive area of nearly 2.5 million acres, Michigan is one of the most active areas for natural gas drilling in the United States.

BUSINESS STRATEGY

  The Company's objective is to expand its natural gas reserves, production and revenues through a strategy that includes the following key elements:

  Expand drilling operations. The Company has had one of the most active drilling programs in the Northeast in the 1990's and will seek to continue to build on the experience developed in drilling more than 450 shallow natural gas wells since 1992. In the first six months of 1997, the Company drilled 106 wells, compared to 97 for the entire year of 1996. The Company believes that it will be able to drill a substantial number of new wells on its current undeveloped leased properties. As of June 30, 1997, the Company had 22,075 net undeveloped acres in the Michigan Basin and 37,800 net undeveloped acres in the Appalachian Basin. As drilling activity increases, the Company benefits as its fixed costs may be spread over a larger number of wells.

  Acquire producing properties. The Company's acquisition efforts are focused on properties that fit well within existing operations or that help to build critical mass in areas where the Company is establishing new operations. Toward that end, in 1996, in order to further penetrate its existing development area, the Company purchased 188 producing wells in the Appalachian Basin. Acquisitions will likely offer economies in management and administration, and therefore the Company believes that it will be able to acquire more producing wells without incurring substantial increases in its costs of operations.

  Pursue geographic expansion. The Company has a proven ability to drill and operate shallow natural gas wells successfully. There are a number of areas outside the Appalachian Basin where drilling and operating characteristics are similar to those in Appalachia. For example, in 1996, the Company expanded into the Michigan Basin, which permits the Company to leverage its expertise developed in the Appalachian Basin, because of the similarities in methods of drilling, depth, equipment and operations. Moreover, expected reserves and production levels of two to three times that of Appalachian levels for a similar investment should more than offset higher expected operating costs. The Company will continue to evaluate opportunities to expand geographically on an ongoing basis.

  Reduce risks inherent in natural gas development and marketing. An integral part of the Company's strategy has been and will continue to be to concentrate on drilling development, rather than exploratory, wells, shallow wells and geographical diversification to reduce risk levels associated with natural gas and oil production. Development drilling is less risky than exploratory drilling and is likely to generate cash returns more quickly. The focus on shallow wells builds on the Company's knowledge and experience, and also provides greater investment diversification than an equal investment in a smaller number of deeper and/or more expensive wells. Geographical diversification can help to offset possible weakness in the natural gas market or disappointing drilling results in one area. The Company believes that, as natural gas markets are deregulated, successful natural gas marketing is essential to profitable operations. To further this goal, in 1996, the Company acquired RNG, an experienced Appalachian Basin natural gas marketer. The Company intends to continue to expand its market capacity to keep pace with the changing natural gas industry.

  Expand strategic relationships. By managing drilling programs for itself and other investors, the Company is able to share administrative, overhead and other costs with its partners, reducing costs for both. The Company also is able to maintain a larger and more capable geology and engineering staff than would be possible without partners. Other benefits from these associations include greater buying power for drilling services and materials, larger amounts of natural gas available to market, profits to the Company from drilling and operating wells for partners, and greater awareness of the Company in the investment community.

EXPLORATION AND DEVELOPMENT ACTIVITIES

  The Company's development activities focus on the identification and drilling of new productive wells and the acquisition of existing producing wells from other producers.

 PROSPECT GENERATION

  The Company's staff of professional geologists is responsible for identifying areas with potential for economic production of natural gas. The Company's team of professional geologists has decades of experience drilling successful, economically feasible natural gas wells. The geological team utilizes results from logs and other tools to evaluate existing wells and to predict the location of attractive new gas reserves. To further this process, the Company has collected and continues to collect logs, core data, production information and other raw data available from state and private agencies, other companies and individuals actively drilling in the regions being evaluated. From this information the geologists develop models of the subsurface structures and stratigraphy that are used to predict areas with above-average prospects for economic development.

  On the basis of these models, the geologists instruct the Company's land department to obtain available natural gas leaseholds in these prospective areas. These leases are then obtained, if possible, by the Company's land department or contract landmen under the direction of the Company's land manager. In most cases, the Company pays a lease bonus and annual rental payments, converting, upon initiation of production, to a 12.5% royalty on gross production revenue in return for obtaining the leases. In some instances of particularly attractive properties, additional overriding royalty payments may be made to third parties or royalty owners. As of June 30, 1997, the Company had a total leasehold inventory of approximately 129,835 gross acres and 128,175 net acres. See "-- Properties--Natural Gas Leases."

 DRILLING ACTIVITIES

  When prospects have been identified and leased, the Company develops these properties by drilling wells. In 1996, the Company drilled a total of 97 wells, of which five were dry holes. In 1997, through June 30, the Company drilled a total of 106 wells, of which six were dry holes. Typically, the Company will act as driller-operator for these prospects, entering into contracts with partnerships, including Company-sponsored partnerships, and other entities that are interested in exploration or development of the prospects. The Company generally retains an interest in each well it drills. See "--Financing of Drilling Activities."

  Much of the work associated with drilling, completing and connecting wells, including drilling, fracturing, logging and pipeline construction, is performed by subcontractors specializing in those operations, as is common in the industry. A large part of the material and services used by the Company in the development process is acquired through competitive bidding by approved vendors. The Company also directly negotiates rates and costs for services and supplies when conditions indicate that such an approach is warranted. As the prices paid to the Company by its investor partners for the Company's services are frequently fixed before the wells are drilled or are determined solely on the well depth, the Company is subject to the risk that prices of goods or services used in the development process could increase, rendering its contracts with its investor partners less profitable or unprofitable. In addition, problems encountered in the process can substantially increase development costs, sometimes without recourse for the Company to recover its costs from its partners. To minimize these risks, the Company seeks to lock in its development costs in advance of drilling and, when possible, at the time of negotiation and execution of its investor partnership agreements.

 ACQUISITIONS OF PRODUCING PROPERTIES

  In addition to drilling new wells, the Company continues to pursue opportunities to purchase existing producing wells from other producers and greater ownership interests in the wells it operates. Generally, outside interests purchased include a majority interest in the wells and well operations.

  In 1994, the Company purchased approximately 53 wells from Chesterfield Energy Corporation. The wells, located in Boone County, West Virginia added more than two Bcf of proved producing reserves. In 1996, the Company purchased approximately 188 producing wells from Angerman Associates, Inc. The wells, located primarily in Gilmer County, West Virginia, added more than four Bcf of proved producing reserves at December 31, 1996, in addition to several proved undeveloped locations.

 WELL OPERATIONS AND PRODUCTION

  The Company currently operates approximately 1,170 natural gas wells in the Appalachian Basin and 24 wells in the Michigan Basin. The Company's ownership interest in these wells ranges from 0% to 100%, and, on average, the Company has an approximate 40% ownership interest in the wells it operates. Currently these wells produce an aggregate of about 22,000 Mcf of natural gas per day, including the Company's share of 5,100 Mcf per day.

  The Company is paid a monthly operating charge for each well it operates. The rate is competitive with rates charged by other operators in the area. The charge covers monthly operating and accounting costs, insurance and other recurring costs. The Company may also receive additional compensation for special non-recurring activities, such as reworks and recompletions.

 TRANSPORTATION

  Natural gas wells are connected by pipelines to natural gas markets. Over the years, the Company has developed extensive gathering systems in its areas of operations. The Company also continues to construct new trunklines as necessary to provide for the marketing of natural gas being developed from new areas and to enhance or maintain its existing systems. The Company is paid a transportation fee for natural gas that is moved by other producers through these pipeline systems. In many cases the Company has been able to receive higher natural gas prices as a result of its ability to move natural gas to more attractive markets through this pipeline system, to the benefit of both the Company and its investor partners.

  The Company has an Ohio subsidiary, Paramount Natural Gas Company ("PNG"), which commenced operations in October 1992 as a regulated Ohio distribution utility. As a utility, PNG has been able to connect new customers, and the Company is able to compete for the natural gas markets of these customers by transporting natural gas through the PNG system. The majority of PNG's throughput is attributable to natural gas transported for the Company and industrial customers for a transportation tariff, with the balance being sales to residential, commercial and industrial customers.

  In September 1997, the Company was notified that it had submitted a successful bid for the acquisition of Columbia Gas Transmission Company's Rimersburg natural gas gathering system, located in northern Pennsylvania. If consummated, this transaction would occur in early- to mid-1998 and would add to the

Company's existing natural gas gathering system 207 miles of pipeline located in an area contiguous to the Company's Pennsylvania drilling operations, at a cost to the Company of $1.4 million. The Company believes that the advantage of such acquisition would be to improve its natural gas gathering network at low cost to the Company, as current operating personnel would be used to manage the additional pipeline. The Company has conditioned the consummation of the transaction on numerous factors, including an environmental audit, resolution of any environmental problems revealed in such audit, transfer of natural gas gathering agreements from Columbia Gas Transmission Company to the Company and FERC approval. No assurance can be given that the Company will consummate this transaction.

PROPERTIES

 DRILLING ACTIVITY

  The following table summarizes the Company's drilling activity for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 and the six months ended June 30, 1997. There is no correlation between the number of productive wells completed during any period and the aggregate reserves attributable to those wells. The Company's exploratory wells drilled in the past five years consist of three dry holes (0.75 net) drilled in 1993.

                                                           DEVELOPMENT WELLS
                              1992          1993          1994          1995          1996          1997*
                          ------------- ------------- ------------- ------------- ------------- --------------
                          DRILLED  NET  DRILLED  NET  DRILLED  NET  DRILLED  NET  DRILLED  NET  DRILLED   NET
                          ------- ----- ------- ----- ------- ----- ------- ----- ------- ----- -------- -----
 Total wells.............    80   15.86    56   10.00    75   13.76    72   13.40    97   17.44   106    26.42
 Productive natural gas
  wells..................    73   14.47    49    8.75    71   13.00    64   11.80    92   16.46   100    24.80
 Dry holes...............     7    1.39     7    1.25     4    0.76     8    1.60     5    0.98     6     1.62

--------
*Through June 30, 1997

 SUMMARY OF PRODUCTIVE WELLS

  The table below shows the number of the Company's productive gross and net wells at June 30, 1997.

                                                                WELLS
                                                     ---------------------------
                                                          GAS           OIL
                                                     ------------- -------------
      LOCATION                                       GROSS   NET   GROSS   NET
      --------                                       ------ ------ ------ ------
      Michigan......................................     23   9.89     --     --
      Ohio..........................................     16   5.50      9   2.03
      Pennsylvania..................................    163  35.63     --     --
      Tennessee.....................................      1   0.57     44  16.73
      West Virginia.................................    967 421.90     10   4.46
                                                     ------ ------ ------ ------
        Total.......................................  1,170 473.49     63  23.22
                                                     ====== ====== ====== ======

 RESERVES

  All of the Company's oil and natural gas reserves are located in the United States. The Company's approximate net proved reserves were estimated, by the Company's petroleum engineers for 1994 and 1995 and by Wright & Company, Inc. independent petroleum engineers ("Wright & Company"), for 1996 and 1997, to be 47,331,000 Mcf of natural gas and 41,000 Bbls of oil at June 30, 1997; 43,312,000 Mcf of natural gas and 81,000 Bbls of oil at December 31, 1996; 32,829,000 Mcf of natural gas and 140,000 Bbls of oil at December 31, 1995; and 32,225,000 Mcf of natural gas and 79,000 Bbls of oil at December 31, 1994.

  The Company's approximate net proved developed reserves were estimated, by the Company for 1994 and 1995 and by Wright & Company for 1996 and 1997, to be 38,239,000 Mcf of natural gas and 41,000 Bbls of oil at June 30, 1997; 35,516,000 Mcf of natural gas and 81,000 Bbls of oil at December 31, 1996; 26,326,000 Mcf of natural gas and 140,000 Bbls of oil at December 31, 1995; and 27,746,000 Mcf of natural gas and 79,000 Bbls of oil at December 31, 1994.

  No major discovery or other favorable or adverse event that would cause a significant change in estimated reserves is believed by the Company to have occurred since June 30, 1997. Reserves cannot be measured exactly, as reserve estimates involve subjective judgment. The estimates must be reviewed periodically and adjusted to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes.

  The standardized measure of discounted future net cash flows attributable to the Company's proved oil and gas reserves, giving effect to future estimated income tax expenses, was estimated, by the Company in 1994 and 1995 and by Wright & Company in 1996 and 1997, to be $16.9 million as of June 30, 1997, $34.3 million as of December 31, 1996, $21.0 million as of December 31, 1995, and $14.4 million as of December 31, 1994. These amounts are based on period-end prices at the respective dates. Since December 31, 1996, prices have decreased due to seasonal demand. The values expressed are estimates only, and may not reflect realizable values or fair market values of the natural gas and oil ultimately extracted and recovered. The standardized measure of discounted future net cash flows may not accurately reflect proceeds of production to be received in the future from the sale of natural gas and oil currently owned and does not necessarily reflect the actual costs that would be incurred to acquire equivalent natural gas and oil reserves.

 NET PROVED NATURAL GAS AND OIL RESERVES

  The proved reserves of natural gas and oil of the Company as estimated by Wright & Company at June 30, 1997 are set forth below. These reserves have been prepared in compliance with the rules of the Securities and Exchange Commission (the "SEC") based on period-end prices. An analysis of the change in estimated quantities of natural gas and oil reserves from January 1, 1997 to June 30, 1997, all of which are located within the United States, is shown below:

                                                               NATURAL GAS (MCF)
                                                               -----------------
Proved developed and undeveloped reserves:
  Beginning of year (January 1, 1997).........................    43,312,000
  Revisions of previous estimates.............................    (3,301,000)
                                                                  ----------
  Beginning of year as revised................................    40,011,000
  New discoveries and extensions..............................     8,198,000
  Dispositions................................................            --
  Acquisitions................................................            --
  Production..................................................      (878,000)
                                                                  ----------
  End of period (June 30, 1997)...............................    47,331,000
                                                                  ==========
Proved developed reserves:
  Beginning of year (January 1, 1997).........................    35,516,000
                                                                  ==========
  End of period (June 30, 1997)...............................    38,239,000
                                                                  ==========

                                                                      OIL (BBLS)
                                                                      ----------
Proved developed and undeveloped reserves:
  Beginning of year (January 1, 1997)................................   81,000
  Revisions of previous estimates....................................  (36,000)
                                                                       -------
  Beginning of year as revised.......................................   45,000
  Dispositions.......................................................       --
  Acquisitions.......................................................       --
  Production.........................................................   (4,000)
                                                                       -------
  End of period (June 30, 1997)......................................   41,000
                                                                       =======
Proved developed reserves:
  Beginning of year (January 1, 1997)................................   81,000
                                                                       =======
  End of period (June 30, 1997)......................................   41,000
                                                                       =======

 STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED NATURAL GAS AND OIL RESERVES

  Summarized in the following table is information for the Company with respect to the standardized measure of discounted future net cash flows relating to proved natural gas and oil reserves. Future cash inflows are derived by applying current natural gas and oil prices to estimated future production. Future production, development, site restoration and abandonment costs are derived based on current costs, assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the statutory rate in effect at June 30, 1997 to the future pretax net cash flows, less the tax basis of the properties, and gives effect to permanent differences, tax credits and allowances related to the properties.

                                                                  JUNE 30, 1997
                                                                  -------------
Future estimated cash flows...................................... $114,836,000
Future estimated production and development costs................  (51,448,000)
Future estimated income tax expense..............................  (17,495,000)
                                                                  ------------
Future net cash flows............................................   45,893,000
10% annual discount for estimated timing of cash flows...........  (28,969,000)
                                                                  ------------
Standardized measure of discounted future estimated net cash flows........................................................... $ 16,924,000
                                                                  ============

  The following table summarizes the principal sources of change in the standardized measure of discounted future estimated net cash flows from January 1, 1997 through June 30, 1997:

Sales of oil and natural gas production, net of production costs.  $ (1,736,000)
Net changes in prices and production costs.......................   (66,622,000)
Extensions, discoveries and improved recovery, less related cost.     9,348,000
Acquisitions.....................................................            --
Development costs incurred during the period.....................     1,152,000
Revisions of previous quantity estimates.........................   (10,588,000)
Changes in estimated income taxes................................    16,004,000
Accretion of discount............................................    37,264,000
Other............................................................    (2,160,000)
                                                                   ------------
                                                                   $(17,338,000)
                                                                   ============

  The foregoing data should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves, as the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision, and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods and the limitations inherent therein.

  Substantially all of the Company's natural gas and oil reserves have been mortgaged or pledged as security for bank loans to the Company. See Note 3 of Notes to Consolidated Financial Statements.

NATURAL GAS LEASES

  The following table sets forth, as of June 30, 1997, the acres of developed and undeveloped natural gas and oil properties in which the Company had an interest, listed alphabetically by state.

                                                       DEVELOPED    UNDEVELOPED
                                                        ACREAGE       ACREAGE
                                                     ------------- -------------
                                                     GROSS   NET   GROSS   NET
                                                     ------ ------ ------ ------
Michigan............................................  4,150  4,150 22,075 22,075
Ohio................................................  1,200    800     --     --
Pennsylvania........................................    250    250 13,900 13,160
Tennessee...........................................  3,600  3,600     --     --
West Virginia....................................... 59,900 59,500 24,760 24,640
                                                     ------ ------ ------ ------
  Total............................................. 69,100 68,300 60,735 59,875
                                                     ====== ====== ====== ======

TITLE TO PROPERTIES

  The Company believes that it holds good and indefeasible title to its properties, in accordance with standards generally accepted in the natural gas industry, subject to such exceptions stated in the opinion of counsel employed in the various areas in which the Company conducts its exploration activities, which exceptions, in the Company's judgment, do not detract substantially from the use of such property. As is customary in the natural gas industry, only a perfunctory title examination is conducted at the time the properties believed to be suitable for drilling operations are acquired by the Company. Prior to the commencement of drilling operations, an extensive title examination is conducted and curative work is performed with respect to defects which the Company deems to be significant. A title examination has been performed with respect to substantially all of the Company's producing properties. No single property owned by the Company represents a material portion of the Company's holdings. The Company's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes do not materially interfere with the use of or affect the value of such properties.

  The properties owned by the Company are subject to royalty, overriding royalty and other outstanding interests customary in the industry. The properties are also subject to burdens such as liens incident to operating agreements, current taxes, development obligations under natural gas and oil leases, farm-out arrangements and other encumbrances, easements and restrictions. The Company does not believe that any of these burdens will materially interfere with the use of the properties.

NATURAL GAS SALES

  Natural gas is sold by the Company under contracts with terms ranging from one month to three years. Virtually all of the Company's contract pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas supplies. As a result, the Company's revenues from the sale of natural gas will suffer if market prices decline and benefit if they increase. The Company believes that the pricing provisions of its natural gas contracts are customary in the industry.

  The Company sells its natural gas to industrial end-users and utilities. One customer, Hope Gas, Inc., a regulated public utility ("Hope Gas"), accounted for 30.9% of the Company's revenues from oil and gas sales (13.2% of total revenues) during the first six months of 1997; 30.7% of the Company's revenues from oil and gas sales (16.1% of total revenues) in 1996; 39.7% of the Company's revenues from oil and gas sales (7.4% of total revenues) in 1995; and 43.3% of the Company's revenues from oil and gas sales (7.9% of total revenues) in 1994. The Company and Hope Gas are parties to a Pipeline Purchase Agreement, which expires on May 31, 1999, pursuant to which agreement the Company must deliver to Hope Gas, upon demand, minimum quantities of natural gas (4,500 dth per day delivered directly to Hope Gas's pipelines and 11,000 dth per day for total deliveries including both direct and transferred volumes). The Company and Hope Gas are also parties to a Master Gas Purchase Agreement, which expires on May 31, 1999, pursuant to which the Company must offer to Hope Gas all volumes of natural gas available at specific points of delivery, up to the minimum delivery requirements of the Pipeline Purchase Agreement. No other single purchaser of the Company's natural gas accounted for 10% or more of the Company's revenues from oil and natural gas sales during the first six months of 1997 or in 1996, 1995 or 1994.

  At December 31, 1996, natural gas produced by the Company sold at prices per Mcf ranging from $1.75 to $6.31, depending upon well location, the date of the sales contract and whether the natural gas was sold in interstate or intrastate commerce. The weighted net average price of natural gas sold by the Company during 1996 was $3.04 per Mcf.

  In general, the Company, together with its marketing subsidiary, RNG, has been and expects to continue to be able to produce and sell natural gas from its wells without curtailment by providing natural gas to purchasers at competitive prices. Open access transportation on the country's interstate pipeline system has greatly increased the range of potential markets. Whenever feasible the Company allows for multiple market possibilities from each of its gathering systems, while seeking the best available market for its natural gas at any point in time.

NATURAL GAS MARKETING

  The Company's natural gas marketing activities involve the aggregation and reselling of natural gas produced by the Company and others. The Company believes that, as natural gas markets are deregulated, successful natural gas marketing is essential to profitable operations. A variety of factors affect the market for natural gas, including the availability of other domestic production, natural gas imports, the availability and price of alternative fuels, the proximity and capacity of natural gas pipelines, general fluctuations in the supply and demand for natural gas and the effects of state and federal regulations on natural gas production and sales. The natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers.

  For nearly a decade, the United States has experienced an oversupply of natural gas. This oversupply has been caused primarily by deregulation, imports and unusually warm weather conditions. Seasonal variations exist to the extent that the demand for natural gas is somewhat lower during the summer months than during the winter season.

  In 1996, the Company acquired RNG, an Appalachian Basin natural gas marketing company that specializes in the acquisition and aggregation of Appalachian Basin gas production. The owner/managers and employees of RNG joined the Company, and RNG's operations were relocated to the Company's headquarters. RNG markets natural gas produced by the Company and also purchases natural gas from other producers and resells to utilities, end users or other marketers. The employees of RNG have extensive knowledge of the natural gas market in the Appalachian region. Such knowledge should assist the Company in maximizing its prices as it markets natural gas from Company-operated wells. RNG and its management also bring to the Company specific knowledge and relationships with many producers in the Appalachian Basin region. Paramount Transmission Corporation ("PTC"), an Ohio subsidiary of the Company, focuses its efforts on the marketing of Ohio natural gas production to commercial and industrial end-users.

  In West Virginia, Pennsylvania and Michigan, the Company markets natural gas from its own wells and wells operated for its investment partnerships as a part of the services provided under the basic monthly operating charge. The gas is marketed to natural gas utilities, pipelines and industrial and commercial customers, either directly through the Company's gathering system, or utilizing transportation services provided by regulated interstate pipeline companies.

HEDGING ACTIVITIES

  The Company utilizes commodity-based derivative instruments as hedges to manage a portion of its exposure to price volatility stemming from its natural gas sales and marketing activities. These instruments consist of NYMEX-traded natural gas futures contracts. The futures contracts hedge committed and anticipated natural gas purchases and sales, generally forecasted to occur within a three- to twelve-month period. Company policy prohibits the use of natural gas futures for speculative purposes and permits utilization of hedges only if there is an underlying physical position.

  The Company has extensive experience with the use of financial hedges to reduce the risk and impact of natural gas price changes. These hedges are used to coordinate fixed and variable priced purchases and sales and to "lock in" fixed prices from time to time for the Company's share of production. In order for future contracts to serve as effective hedges, there must be sufficient correlation to the underlying hedged transaction. While hedging can help provide price protection if spot prices drop, hedges can also limit upside potential.

  Despite the measures taken by the Company to attempt to control price risk, the Company remains subject to price fluctuations for natural gas sold in the spot market. The Company continues to evaluate the potential for reducing these risks by entering into hedge transactions. In addition, the Company may also close out any portion of hedges that may exist from time to time. As of June 30, 1997, there were 111 existing hedge positions. Total natural gas purchased and sold under hedging arrangements during the year ended December 31, 1996 and the six months ended June 30, 1997 were 1,280,000 MMbtu and 1,620,000 MMbtu, respectively. Under such hedging arrangements, the Company realized a loss of $146,008 for the year ended December 31, 1996 and a gain of $73,013 for the six months ended June 30, 1997.

FINANCING OF DRILLING ACTIVITIES

  The Company conducts development drilling activities for its own account and for other investors. In 1984, the Company began sponsoring private drilling limited partnerships, and, in 1989, the Company began to register the partnership interests offered under public drilling programs with the SEC. The Company's public partnerships had $24.6 million in subscriptions in 1996. Funds received pursuant to drilling contracts were $25.0 million in 1996, $13.6 million in 1995 and $14.9 million in 1994. The Company generally invests, as its equity contribution to each drilling partnership, an additional sum approximating 20% of the aggregate subscriptions received for that particular drilling partnership. As a result, the Company is subject to substantial cash commitments at the closing of each drilling partnership. The funds received from these programs are restricted to use in future drilling operations. While funds were received by the Company pursuant to drilling contracts in the years indicated, the Company recognizes revenues from drilling operations on the percentage of completion method as the wells are drilled, rather than when funds are received. Most of the Company's drilling and development funds now are received from partnerships in which the Company serves as managing general partner. However, because wells produce for a number of years, the Company continues to serve as operator for a large number of unaffiliated parties. In addition to the partnership structure, the Company also utilizes joint venture arrangements for financing drilling activities.

  The financing process begins when the Company enters into a development agreement with an investor partner, pursuant to which the Company agrees to assign its rights in the property to be drilled to the partnership or other entity. The partnership or other entity thereby becomes owner of a working interest in the property.

  The Company's development contracts with its investor partners have historically taken many different forms. Generally the agreements can be classified as on a "footage-based" rate, whereby the Company receives drilling and completion payments based on the depth of the well; "cost-plus," in which the Company is reimbursed for its actual cost of drilling plus some additional amount for overhead and profit; or "turnkey," in which a specified amount is paid for drilling and another amount for completion. As part of the compensation for its services, the Company also has received some interest in the production from the well in the form of an overriding royalty interest, working interest or other proportionate share of revenue or profits. Often the Company's development contracts provide for a combination of several of the foregoing payment options. Basic drilling and completion operations are performed on a footage-based rate, with leases and gathering pipelines being contributed at Company cost. The Company also purchases a working interest in the subject properties.

  The level of the Company's drilling and development activity is dependent upon the amount of subscriptions in its public drilling partnerships and investments from other partnerships or other joint venture partners. The use of partnerships and similar financing structures enables the Company to diversify its holdings, thereby reducing the risks to its development investments. Additionally, the Company benefits through such arrangements by its receipt of fees for its management services and/or through an increased share in the revenues produced by the developed properties. The Company believes that investments in drilling activities, whether through Company-sponsored partnerships or other sources, are influenced in part by the favorable treatment that such investments enjoy under the federal income tax laws. No assurance can be given that the Company will continue to have access to funds generated through these financing vehicles.

OIL PRODUCTION

  Before 1980, the Company generated a significant portion of its revenues from oil production. However, the Company made a strategic decision to concentrate its development efforts on natural gas production and most of the Company's current oil production is associated with natural gas production. The Company does not believe its current production of oil, from wells located in Tennessee, Ohio and West Virginia, to be material, as its share of oil production has declined to about 7,000 barrels per year. The Company is currently able to sell all the oil that it can produce under existing sales contracts with petroleum refiners and marketers. The Company does not refine any of its oil production. The Company's crude oil production is sold to purchasers at or near the Company's wells under short-term purchase contracts at prices and in accordance with arrangements which are customary in the oil industry. No single purchaser of the Company's crude oil accounted for 10% or more of the Company's revenues from oil and gas sales in 1996, 1995 or 1994. At December 31, 1996, oil produced by the Company sold at prices ranging from $21.50 to $22.50 per barrel, depending upon the location and quality of oil. In 1996, the weighted net average price per barrel of oil sold by the Company was $16.35.

  Oil production is subject to many of the same operating hazards and environmental concerns as natural gas production, but is also subject to the risk of oil spills. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to procure and implement spill prevention, control, countermeasures and response plans relating to the possible discharge of oil into surface waters. The Oil Pollution Act of 1990 ("OPA") subjects owners of facilities to strict joint and several lability for all containment and cleanup costs and certain other damages arising from oil spills. Noncompliance with OPA may result in varying civil and criminal penalties and liabilities. Operations of the Company are also subject to the Federal Clean Water Act and analogous state laws relating to the control of water pollution, which laws provide varying civil and criminal penalties and liabilities for release of petroleum or its derivatives into surface waters or into the ground.

GOVERNMENTAL REGULATION

  The Company's business and the natural gas industry in general are heavily regulated. The availability of a ready market for natural gas production depends on several factors beyond the Company's control. These factors include regulation of natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production, the amount of natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. State and federal regulations generally are intended to prevent waste of natural gas, protect rights to produce natural gas between owners in a common reservoir, control the amount of natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The Company takes the steps necessary to comply with applicable regulations both on its own behalf and as part of the services it provides to its investor partnerships. The Company believes that it is in substantial compliance with such statutes, rules, regulations and governmental orders, although there can be no assurance that this is or will remain the case. The following discussion of the regulation of the United States natural gas industry is not intended to constitute a complete discussion of the various statutes, rules, regulations and environmental orders to which the Company's operations may be subject.

 REGULATION OF NATURAL GAS EXPLORATION AND PRODUCTION

  The Company's natural gas operations are subject to various types of regulation at the federal, state and local levels. Prior to commencing drilling activities for a well, the Company must procure permits and/or approvals for the various stages of the drilling process from the applicable state and local agencies in the state in which the area to be drilled is located. Such permits and approvals include those for the drilling of wells, and such regulation includes maintaining bonding requirements in order to drill or operate wells and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties on which wells are drilled, the plugging and abandoning of wells and the disposal of fluids used in connection with operations. The Company's operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells, which may be drilled and the unitization or pooling of natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of natural gas the Company can produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the natural gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

 REGULATION OF SALES AND TRANSPORTATION OF NATURAL GAS

  Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated pursuant to the Natural Gas Act of 1938, the Natural Gas Policy Act of 1978 (the "NGPA") and the regulations promulgated thereunder by FERC. Maximum selling prices of certain categories of natural gas sold in "first sales," whether sold in interstate or intrastate commerce, were regulated pursuant to the NGPA. The Natural Gas Wellhead Decontrol Act (the "Decontrol Act") removed, as of January 1, 1993, all remaining federal price controls from natural gas sold in "first sales" on or after that date. FERC's jurisdiction over natural gas transportation was unaffected by the Decontrol Act. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at market prices, Congress could reenact price controls in the future.

  The Company's sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation. In recent years, FERC has undertaken various initiatives to increase competition within the natural gas industry. As a result of initiatives like FERC Order No. 636, issued in April 1992, the interstate natural gas transportation and marketing system has been substantially restructured to remove various barriers and practices that historically limited non-pipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers. The most significant provisions of Order No. 636 require that interstate pipelines provide transportation separate or "unbundled" from their sales service, and require that pipelines provide firm and interruptible transportation service on an open access basis that is equal for all natural gas suppliers. In many instances, the result of Order No. 636 and related initiatives have been to substantially reduce or eliminate the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation services. Another effect of regulatory restructuring is the greater transportation access available on interstate pipelines. In some cases, producers and marketers have benefitted from this availability. However, competition among suppliers has greatly increased and traditional long-term producer-pipeline contracts are rare. Furthermore, gathering facilities of interstate pipelines are no longer regulated by FERC, thus allowing gatherers to charge higher gathering rates.

  Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by FERC and

Congress will continue. The Company cannot determine to what extent future operations and earnings of the Company will be affected by new legislation, new regulations, or changes in existing regulation, at federal, state or local levels.

 ENVIRONMENTAL REGULATIONS

  The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations could continue. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the natural gas industry in general, the business and prospects of the Company could be adversely affected.

  The Company generates wastes that may be subject to the Federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and nonhazardous wastes. Furthermore, certain wastes generated by the Company's operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

  The Company currently owns or leases numerous properties that for many years have been used for the exploration and production of oil and natural gas. Although the Company believes that it has utilized good operating and waste disposal practices, prior owners and operators of these properties may not have utilized similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous state laws as well as state laws governing the management of oil and natural gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination.

  CERCLA and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for release of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

  The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues.

  The Company's expenses relating to preserving the environment during 1996 were not significant in relation to operating costs and the Company expects no material change in 1997. Environmental regulations have had no materially adverse effect on the Company's operations to date, but no assurance can be given that environmental regulations will not, in the future, result in a curtailment of production or otherwise have a materially adverse effect on the Company's business, financial condition or results of operations.

  As a matter of corporate policy and commitment, the Company attempts to minimize the adverse environmental impact of all its operations. For example, during 1996, the Company was one of the most active drilling companies in West Virginia. Even with this level of activity, the Company was able to maintain a high level of environmental sensitivity. During the 1990's, the Company has been a four-time recipient of the West Virginia Department of Environmental Protection's top award in recognition of the quality of the Company's environmental and reclamation work in its drilling activities.

 UTILITY REGULATION

  PNG, which is an Ohio public utility, is subject to regulation by the Public Utilities Commission of Ohio in virtually all of its activities, including pricing and supply of services, addition of and abandonment of service to customers, design and construction of facilities, and safety issues.

OPERATING HAZARDS AND INSURANCE

  The Company's exploration and production operations include a variety of operating risks, including the risk of fire, explosions, blowouts, craterings, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as gas leaks, ruptures and discharges of toxic gas, the occurrence of any of which could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property, natural resources and equipment, pollution and other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. The Company's pipeline, gathering and distribution operations are subject to the many hazards inherent in the natural gas industry. These hazards include damage to wells, pipelines and other related equipment, and surrounding properties caused by hurricanes, floods, fires and other acts of God, inadvertent damage from construction equipment, leakage of natural gas and other hydrocarbons, fires and explosions and other hazards that could also result in personal injury and loss of life, pollution and suspension of operations.

  Any significant problems related to its facilities could adversely affect the Company's ability to conduct its operations. In accordance with customary industry practice, the Company maintains insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability. The occurrence of a significant event not fully insured against could materially adversely affect the Company's operations and financial condition. The Company cannot predict whether insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.

COMPETITION

  The Company believes that its exploration, drilling and production capabilities and the experience of its management generally enable it to compete effectively. The Company encounters competition from numerous other natural gas companies, drilling and income programs and partnerships in all areas of its operations, including drilling and marketing natural gas and obtaining desirable natural gas leases. Many of these competitors possess larger staffs and greater financial resources than the Company, which may enable them to identify and acquire desirable producing properties and drilling prospects more economically. The Company's ability to explore for natural gas prospects and to acquire additional properties in the future depends upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. The Company competes with a number of other companies which offer interests in drilling partnerships with a wide range of investment objectives and program structures. Competition for investment capital for both public and private drilling programs is intense. The Company also faces intense competition in the marketing of natural gas from competitors including other producers as well as marketing companies. Also, international developments and the possible improved economics of domestic natural gas exploration may influence other oil companies to increase their domestic natural gas exploration. Furthermore, competition among natural gas companies for favorable natural gas prospects can be expected to continue, and it is anticipated that the cost of acquiring natural gas properties may increase in the future.

  Factors affecting competition in the natural gas industry include price, location, availability, quality and volume of natural gas. The Company believes that it can compete effectively in the natural gas industry on each of the foregoing factors, due to the location of its wells near the large demand centers for natural gas located in the northeastern United States and the price premiums generally available for Appalachian Basin natural gas, the quality and availability of the natural gas the Company produces, the proximity of its wells to transportation and the significant volume of natural gas produced by the Company on a daily basis. Nevertheless, the Company's business, financial condition or results of operations could be materially adversely affected by competition.

EMPLOYEES

  As of June 30, 1997, the Company had 74 employees, including 12 in finance, seven in administration, 12 in exploration and development, 37 in production and six in natural gas marketing. The Company's engineers, supervisors and well tenders are generally responsible for the day-to-day operation of wells and pipeline systems. In addition, the Company retains subcontractors to perform drilling, fracturing, logging, and pipeline construction functions at drilling sites. The Company's employees act as supervisors of the subcontractors.

  The Company's employees are not covered by a collective bargaining agreement. The Company considers relations with its employees to be excellent.

LEGAL PROCEEDINGS

  From time to time the Company is a party to various legal proceedings in the ordinary course of business. The Company is not currently a party to any litigation that it believes would materially affect the Company's business, financial condition or results of operations.

FACILITIES

  The Company owns and occupies three buildings in Bridgeport, West Virginia, two of which serve as the Company's headquarters and one which serves as a field operating site. The Company also owns a field operating building in Gilmer County, West Virginia. The Company believes that its current facilities are sufficient for its current and anticipated operations.

                                  MANAGEMENT

DIRECTORS AND OFFICERS OF THE COMPANY

  The directors and officers of the Company, their principal occupations for the past five years and additional information are set forth below:

NAME                  AGE POSITIONS AND OFFICES HELD
----                  --- --------------------------
James N. Ryan          66 Chairman, Chief Executive Officer and Director
Steven R. Williams     46 President and Director
Dale G. Rettinger      53 Chief Financial Officer, Executive Vice President, Treasurer and Director
Ersel E. Morgan        54 Vice President of Production
Thomas E. Riley        44 Vice President of Business Development
Eric R. Stearns        39 Vice President of Exploration and Development
Darwin L. Stump        42 Controller
Roger J. Morgan        70 Secretary and Director
Vincent F. D'Annunzio  45 Director
Jeffrey C. Swoveland   42 Director

  James N. Ryan served as President of the Company from 1969 to 1983 and has served as director of the Company since 1969. Mr. Ryan was elected Chairman and Chief Executive Officer of the Company in March 1983. Mr. Ryan focuses on capital formation through the Company's drilling partnerships.

  Steven R. Williams has served as President and director of the Company since March 1983. Prior to joining the Company, Mr. Williams was employed by Exxon as an engineer from 1973 until 1979. A 1981 graduate of the Stanford Graduate School of Business, Mr. Williams was employed by Texas Oil and Gas Company as a financial analyst from 1981 until July 1982, when he joined Exco Enterprises as Manager of Operations, and served in that capacity until he joined the Company.

  Dale G. Rettinger has served as Vice President and Treasurer of the Company since July 1980. Additionally, Mr. Rettinger has served as President of PDC Securities Incorporated since 1981. Mr. Rettinger was elected director in 1985 and appointed Chief Financial Officer in September 1997. Previously, Mr. Rettinger was a partner with KPMG Main Hurdman, Certified Public Accountants, and served in that capacity from 1976 until he joined the Company.

  Ersel E. Morgan has served as Vice President of Production of the Company since 1996. Prior to assuming this position, Mr. Morgan served as the Company's Manager of the Land and Operations groups from 1981 until 1993 and as Manager of Production of the Company from 1993 to 1996.

  Thomas E. Riley has served as Vice President of Business Development of the Company since April 1996. Mr. Riley co-founded and has served as President of RNG since its inception in 1987 until the present. See "Certain Transactions."

  Eric R. Stearns has served as Vice President of Exploration and Development of the Company since 1995. Mr. Stearns joined the Company in 1985 as a wellsite geologist and served as Manager of Geology from 1988 until 1995.

  Darwin L. Stump has served as Controller of the Company since 1980. Previously, Mr. Stump was a senior accountant with Main Hurdman, Certified Public Accountants, having served in that capacity from 1977 until he joined the Company.

  Roger J. Morgan, a director and Secretary of the Company since 1969, has been a member of the law firm of Young, Morgan & Cann, Clarksburg, West Virginia, for more than the past five years. Mr. Morgan is not active in the day-to-day business of the Company, but his law firm provides legal services to the Company.

  Vincent F. D'Annunzio, a director since February 1989, has for the past five years served as President of Beverage Distributors, Inc. located in Clarksburg, West Virginia. Mr. D'Annunzio serves as a director of Heritage Bank in Clarksburg, West Virginia.

  Jeffrey C. Swoveland, a director since March 1991, has been employed by Equitable Resources, an oil and gas production, marketing and distribution company, since 1994 and presently serves as Treasurer. Mr. Swoveland previously served as Vice President and a lending officer with Mellon Bank, N.A. from July 1989 until 1994.

  The Company's By-Laws provide that the directors of the Company shall be divided into three classes and that, at each annual meeting of stockholders of the Company, successors to the class of directors whose term expires at the annual meeting will be elected for a three-year term. The classes are staggered so that the term of one class expires each year. Mr. Ryan and Mr. D'Annunzio are members of the class whose term expires in 1998; Mr. Rettinger and Mr. Swoveland are members of the class whose term expires in 1999; and Mr. Williams and Mr. Morgan are members of the class whose term expires in 2000. There is no family relationship between any director or executive officer and any other director or executive officer of the Company. There are no arrangements or understandings between any director or officer and any other person pursuant to which such person was selected as an officer.

 COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has three standing committees of the Board of Directors: the Executive Committee; the Audit Committee; and the Stock Option and Executive Compensation Committee. The Audit Committee is comprised of Messrs. D'Annunzio, Ryan and Swoveland. The Executive Committee is comprised of Messrs. Ryan, Williams and Rettinger. The Stock Option and Executive Compensation Committee is comprised of Messrs. D'Annunzio and Swoveland. The Company does not have a formal Nominating Committee, and the full Board of Directors handles these responsibilities.

  The functions performed by the Executive Committee include handling important Board of Directors matters that arise between Board of Directors meetings, serving as a liaison between the Board of Directors and senior management on important matters requiring Board of Directors attention and recommending to the Board of Directors nominations for election of new and existing members of the Board of Directors.

  The Audit Committee is comprised of a majority of outside Directors of the Company. The functions performed by the Audit Committee include recommending the selection of independent accountants, reviewing with the Company's independent accountants the results of audits performed by them and overseeing and reviewing monthly and quarterly unaudited financial statements. These reviews include the adequacy of cash flow and the status of credit arrangements of the Company.

  The Stock Option and Executive Compensation Committee is comprised entirely of outside Directors of the Company. The functions performed by this committee include recommending to the Board of Directors compensation levels of senior management and directing and recommending levels of corporate stock options and other benefit plans of the Company. In this regard, the committee monitors trends to ensure the Company's compensation levels are competitive in the oil and natural gas industry.

 COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Stock Option and Executive Compensation Committee are Messrs. D'Annunzio and Swoveland. There are no Stock Option and Executive Compensation Committee interlocks.

 INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's By-Laws provide that the Company shall indemnify any director, officer, employee, or other agent of the Company who is or was a party, or is threatened to be made a party, to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an agent of the Company against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if that person acted in good faith and in a manner that person reasonably believed to be in the best interest of the Company, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of that person was unlawful.

  The Company has entered into separate indemnification agreements with each of its directors and officers whereby the Company has agreed to indemnify the director or officer against all expenses, including attorneys' fees, and other amounts reasonably incurred by the officer or director in connection with any threatened, pending or completed civil, criminal, administrative or investigative action or proceeding to which such person is party by reason of the fact he is or was a director or officer, as the case may be, of the Company, if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe such conduct to be unlawful. The agreements provide for the advancement of expenses and that the Company has the right to purchase and maintain insurance on behalf of the director or officer against any liability or liabilities asserted against him, whether or not the Company would have the power to indemnify the person against such liability under any provision of the agreement. The Company has agreed to indemnify such person against expenses actually and reasonably incurred in connection with any action in which the person has been successful on the merits or otherwise. Indemnification must also be provided by the Company (unless ordered otherwise by a court) only as authorized in the specific case upon a determination that the indemnification of the person is appropriate because he has met the applicable standard of conduct described in the agreement made by (i) the Board of Directors, by a majority vote of a quorum consisting of directors who are not parties to such action or proceeding, (ii) by independent legal counsel in a written opinion or (iii) the shareholders of the Company.

 DIRECTOR COMPENSATION

  Each non-salaried employee director and outside director of the Company is paid an annual fee of $20,000 and $100 for each meeting of the Board of Directors attended. Each inside director is paid an annual fee of $10,000.

EXECUTIVE COMPENSATION

  The following table sets forth in summary form the compensation received during each of the Company's last three fiscal years by the Chief Executive Officer and by each other executive officer of the Company whose salary and bonus exceeded $100,000 in 1996 (the "Named Executives").

                          SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION                     LONG TERM COMPENSATION
                     ----------------------------------------- -----------------------------------------
                                                    OTHER                        SECURITIES   ALL OTHER
      NAME AND                                  ANNUAL COMPEN- RESTRICTED STOCK  UNDERLYING   COMPENSA-
 PRINCIPAL POSITION  YEAR SALARY($) BONUS($)(1)  SATION($)(2)   AWARD(S)($)(3)  OPTIONS(#)(4) TION($)(5)
-------------------- ---- --------- ----------- -------------- ---------------- ------------- ----------
James N. Ryan        1996  164,295    153,383       10,000                                      10,897
 Chairman and Chief  1995  159,330    100,000       10,000          33,750         70,000        4,111
 Executive Officer   1994  154,078    107,500       10,000                                       4,086
Steven R. Williams   1996  125,895    173,383       10,000                                      10,862
 President and       1995  120,930    100,000       10,000          33,750         70,000        4,125
 Director            1994  115,678    107,500       10,000                                       4,017
Dale G. Rettinger
 Executive Vice
 President,          1996  125,895    173,383       10,000                                      10,862
 Treasurer           1995  120,930    100,000       10,000          33,750         70,000        4,125
 and Director        1994  115,678    107,500       10,000                                       4,017

--------
(1) During 1994, the Board of Directors approved a deferred compensation arrangement for the Named Executives. See "Employment and Other Agreements and Arrangements." Under the arrangements, each Named Executive may choose to defer any portion of his bonus compensation until retirement or separation from the Company. The Named Executives voluntarily deferred $80,000, $60,000 and $60,000, respectively, in 1996; $30,000 each in 1995;
    and $30,000 each in 1994. In 1996 and 1995, $30,000 of the deferred bonus compensation of Messrs. Williams and Rettinger was utilized to pay the premiums of split-dollar life insurance policies for Messrs. Williams and Rettinger.

(2) The respective Named Executives receive fees as directors of the Company of $10,000 per year.

(3) In 1995, the Company granted a restricted stock award of 30,000 shares of Common Stock to each of the Named Executives at the grant date market price of $1.125 per share. These shares will vest upon a Named Executive's retirement or involuntary separation from employment with the Company, or upon a change of control of the Company. The aggregate value of the holdings of each individual as of December 31, 1996 was $125,640.

(4) The exercise price of these options is $1.125 per share. In July 1997, the Company granted each Named Executive options to purchase 108,000 shares of Common Stock at an exercise price of $5.125 per share, the fair market value of such shares of Common Stock at the date of grant. The options may be exercised with respect to one-half of the shares granted thereunder on or after July 15, 1998 and with respect to one-half of the shares granted thereunder on or after July 15, 1999, provided that the grantee is employed with the Company on the exercise date. Such options expire on July 15, 2007.

(5) This amount includes contributions made by the Company under the Company's Employee Profit Sharing Plan and 401(k) plan. In 1996 and 1995 the Company contributed $50,000 and $28,500, respectively, to the Employee Profit Sharing Plan. Of these contributions, each of the Named Executives was credited $3,071 in 1996 and $1,815 in 1995. The Company provided a matching of 401(k) contributions based upon varying rates of the Named Executives' respective contributions. Of the total Company matching contribution of $139,800, $70,800 and $68,700 in 1996, 1995 and 1994, the
    Named Executives were credited with matching contributions of $7,826, $7,791 and $7,791, respectively, in 1996; $4,111, $4,125 and $4,125, respectively, in 1995; and $4,086, $4,017 and $4,017, respectively, in 1994.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

  The following table provides certain information with respect to options exercised during 1996 by the persons named in the Summary Compensation Table under the Company's stock option plans. The table also represents information as to the number of options outstanding as of December 31, 1996 with respect to options granted pursuant to the Company's Employee Stock Option Plans. No options were granted in 1996. The table does not include stock options granted in 1997.

                                                                                 VALUE OF UNEXERCISED
                                          NUMBER OF UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                     NUMBER                      OF YEAR-END(#)                     YEAR-END(1)($)
                    OF SHARES    VALUE    -----------------------------        -------------------------
NAME                EXERCISED REALIZED($)  EXERCISABLE        UNEXERCISABLE    EXERCISABLE UNEXERCISABLE
----                --------- ----------- ----------------   ---------------   ----------- -------------
James N. Ryan          --         --                 401,000               --   1,290,125       --
Steven R. Williams     --         --                 391,000               --   1,257,625       --
Dale G. Rettinger      --         --                 391,000               --   1,257,625       --

--------
(1) For all unexercised options held as of December 31, 1996, the aggregate dollar value is equal to the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. On December 31, 1996, the closing sales price of the Common Stock was $4.1875 per share.

  In July 1997, the Company granted each Named Executive options to purchase 108,000 shares of Common Stock at an exercise price of $5.125 per share, the fair market value of such shares of Common Stock at the date of grant. The options may be exercised with respect to one-half of the shares granted thereunder on or after July 15, 1998 and with respect to one-half of the shares granted thereunder on or after July 15, 1999, provided that the grantee is employed with the Company on the exercise date. Such options expire on July 15, 2007.

 EMPLOYMENT AND OTHER AGREEMENTS AND ARRANGEMENTS

  The Company has entered into employment agreements with each of the Named Executives, each of which has a term that has been extended to December 31, 2000. Pursuant to the respective terms of the employment agreements, each of the Named Executives is entitled to receive the basic annual salary set forth therein that is subject to increase, but not decrease (unless dire economic circumstances as declared by the Board of Directors requires a reduction for all senior executive employees of the Company), as the Board of Directors may determine to reflect changes in the cost of living, the financial success of the Company and the performance of such Named Executive. For 1997, the basic salary has been set by the Board of Directors under the respective agreements as $170,760 for Mr. Ryan, $132,360 for Mr. Williams and $132,360 for Mr. Rettinger. Each Named Executive is also entitled to be paid an annual bonus equal to 2.5% of the Company's net pre-tax earnings for any year in which the Company's net pre-tax earnings exceed $300,000. The Company has been required to establish a deferred compensation plan, described below, for the Named Executives and to fund such plan with an annual contribution of $30,000 commencing in 1994, subject to adjustment for inflation.

  In the event of a change in control of the Company, each Named Executive has the right within six months after such change of control to elect to terminate his employment under his employment agreement and receive severance compensation equal to the sum of his basic salary plus an amount equal to the average bonus paid to him over the preceding three years as provided in the agreement multiplied by the remaining years of the employment agreement, provided, however, that the minimum severance compensation must not be less than the amount equal to three years of basic compensation plus an amount equal to three times the average bonus paid to such person over the preceding three-year period.

  Each employment agreement also provides that if the Company obtains the right to sell working interests in any drilling program, the Named Executive is entitled to participate as an investor in such oil and gas drilling project subject to the prior approval by the Board of Directors of the terms of any such participation.

  Each employment agreement contains a standard non-disclosure covenant. Each employment agreement also provides that the Named Executive is prohibited during the term of his employment and for a period of one year following his termination from engaging in any business that is competitive with the Company's oil and gas drilling business in West Virginia, unless his termination results from a change of control of the Company. During any period for which the non-competition provision prohibits the officer from pursuing activities that would compete with the Company's business as provided in the agreement following termination of the agreement, the Company is required to pay the officer his basic salary and bonus as provided in the agreement.

  In the event of termination under the terms of the agreement, the Company will be required to loan to the officer funds equal to the exercise price of all options held by the Named Executive under the Company's stock option plans, which loan, if made, must be repaid within nine months and will bear interest at the prime rate then in effect.

  Each employment agreement may be terminated for cause for willful misfeasance or malfeasance, disregard of the Named Executive's duties or negligence related to the performance of his duties, if so determined by a court of competent jurisdiction. Also, the Company may terminate the employment agreement without cause, in which case the Company must either (i) reassign the Named Executive to a comparable executive position or designate him as a consultant for the remaining term of his agreement or (ii) pay him liquidated damages in an amount equal to his then basic salary for the remaining term of the employment agreement, with a minimum payment equal to twelve months of basic salary.

  The Company has entered into an employment agreement with Thomas E. Riley. The term of the employment agreement expires on March 31, 2000. Mr. Riley's compensation under the employment agreement includes an annual base salary of $70,000, a guaranteed annual bonus of $40,000 and an annual performance bonus based on Mr. Riley's contribution to the Company and the overall success and status of the Company, as determined by the Compensation Committee and as approved by the Board of Directors.

  The Company has entered into stock redemption agreements with each of the Named Executives. The agreements require the Company to maintain life insurance policies on each of them in the amount of $1 million. At the election of the Named Executive's estate or heirs made within one year of such person's death, the Company must utilize the proceeds from such insurance policies to purchase from his estate or heirs all or a portion of his shares of the Company's Common Stock owned by him, including shares subject to outstanding stock options or warrants owned by such Named Executive at the time of his death, up to an aggregate sale price of $1 million. The purchase price for such shares of Common Stock will be based upon the average closing asked price for the Company's Common Stock as quoted by Nasdaq during a specified period. The Company is not required to purchase any shares in excess of the amount provided by such insurance policies. If the Named Executive's estate or heirs elect not to sell any or all of the shares to the Company, the estate or heirs will be precluded from selling the shares to anyone for a period of two years after the date of the person's death, except that the shares may be transferred into the names of the decedent's heirs and beneficiaries and the stock sold pursuant to Rule 144 under the Securities Act. If the Named Executive terminates his employment with the Company or disposes of all or substantially all of his shares of Common Stock in the Company, the Named Executive has the right to purchase his respective insurance policy for a price equal to the cash surrender value of the policy as of the date of such event. If the Named Executive fails to purchase the policy within ninety days after such event, the Company may cancel all policies covering the life of the Named Executive. The stock redemption agreements will terminate upon bankruptcy or cessation of business by the Company.

  Mr. Ryan, Mr. Williams and Mr. Rettinger are also the participants in the Company's deferred bonus compensation plan. Under this plan, the Company's Board of Directors must declare a year-end bonus for each participant, the receipt of which is automatically deferred pursuant to the plan, unless prior to the beginning of a particular year, the participant enters into a voluntary bonus compensation agreement under which he irrevocably elects to receive his year-end bonus as cash compensation, payable as soon as practicable following the end of the year. The amount of the participant's year-end bonus is a minimum of $30,000 or such greater amount as may be declared by the Board of Directors. The participant also has the right to elect to defer receipt of his other bonus compensation under this plan. Any bonus compensation deferred under this plan will not be paid until such participant's retirement, or upon termination of employment, disability or death or upon hardship, as provided in the plan. A trustee selected by the Board of Directors maintains accounts for each participant under the plan. The Company has reserved the right to terminate the deferred bonus compensation plan, in whole or in part, at any time and without liability for such termination or discontinuance.

STOCK OPTION PLANS

  Under the Company's incentive stock option plans, options to purchase shares of Common Stock of the Company may be granted to certain officers and key employees of the Company, which options are intended to qualify as incentive stock options under the provisions of the Internal Revenue Code. Under the plan adopted in 1997, the Company may grant options for up to an aggregate of 500,000 shares of Common Stock at an exercise price of not less than 100% of the fair market value per share of the Company's Common Stock on the date of grant. The options may be exercised with respect to one-half of the shares granted on or after the first anniversary of the date of grant and with respect to the other one-half of the shares granted on or after the second anniversary of the date of grant. Options generally will expire ten years from the date of grant if not exercised. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation will cause each outstanding option to terminate, provided that each optionee, in such event, will have the right immediately prior to said dissolution or liquidation or merger or consolidation to exercise his option in whole or in part without regard to any installment vesting provisions with respect to such options. Options have been granted for all shares available under the plan. Under the plan adopted in 1990, the Company may grant options for up to an aggregate of 500,000 shares of Common Stock at an exercise price of not less than 100% of the fair market value per share of the Company's Common Stock on the date of grant. Options generally will expire five years from the date of grant if not exercised. A dissolution or liquidation of the Company or a merger or consolidation in which the Company is not the surviving corporation will cause each outstanding option to terminate, provided that each optionee, in such event, will have the right immediately prior to said dissolution or liquidation or merger or consolidation to exercise his option in whole or in part without regard to any installment vesting provisions with respect to such options. Options have been granted for all shares available under the plan.

KEY-MAN LIFE INSURANCE

  The Company maintains key-man life insurance policies on the lives of Messrs. Ryan, Williams and Rettinger in the amounts of $5.0 million, $1.0 million and $1.0 million, respectively. The Company is the beneficiary of each policy.

                             CERTAIN TRANSACTIONS

  In January 1996, the Company repurchased 1,200,000 shares of Common Stock (approximately 11% of the then outstanding shares of Common Stock) from PNC Bank, N.A. ("PNC") for a purchase price of $1.0 million, or $0.83 per share, pursuant to the Second Amended and Restated Option Agreement dated April 30, 1993 between the Company and PNC. PNC had acquired 1,562,500 shares of the Company's Common Stock (of which 1,381,250 shares were owned by PNC at the date of the repurchase) in exchange for the partial forgiveness of certain indebtedness of the Company to PNC pursuant to the Fourth Amended and Restated Loan Agreement between the Company and PNC. The shares were retired by the Company immediately following the repurchase.

  In April 1996, the Company acquired RNG in a stock-for-stock exchange for 236,094 shares of the Company's Common Stock, which had a market value of $449,100 at that time. RNG is an Appalachian Basin natural gas marketing company that specializes in the acquisition and aggregation of Appalachian Basin production. Thomas E. Riley, Donna Riley, Mr. Riley's wife, and a co-founder and an employee of RNG, and three other employees of RNG joined the Company at that time.

  Roger J. Morgan, Secretary and Director of the Company, is a senior partner of Young, Morgan & Cann, a law firm which the Company has retained to provide various legal services for the Company, including during the year ended December 31, 1996.

  With respect to transactions with Messrs. Ryan, Williams and Rettinger, see "Management--Executive Compensation--Employment and Other Agreements and Arrangements."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding ownership of the Company's Common Stock as of September 15, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby, by: (a) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (b) each director of the Company; (c) each Named Executive; (d) a selling stockholder who does not own more than 5% of the Company's Common Stock and who is not a director or executive officer of the Company; and (e) all directors and executive officers as a group.

                            BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                          PRIOR TO THE OFFERING(1)                 AFTER THE OFFERING(1)
                          --------------------------- SHARES BEING -------------------------
NAME AND ADDRESS              NUMBER       PERCENT      OFFERED       NUMBER       PERCENT
----------------          -------------- ------------ ------------ ------------- -----------
James N. Ryan(2)........       1,030,474        9.0%    100,000          930,474       6.3%
103 East Main Street
Bridgeport,WV26330
Fidelity Management.....         995,000        9.1         --           995,000       6.9
82 Devonshire Street
Boston, MA 02109
Steven R. Williams(3)...         649,000        5.7     100,000          549,000       3.7
103 East Main Street
Bridgeport, WV 26330
Dale G. Rettinger(3)....         617,834        5.4     100,000          517,834       3.5
103 East Main Street
Bridgeport, WV 26330
Thomas E. Riley.........         236,094        2.1      50,000          186,094       1.3
Roger J. Morgan(4)......         132,504        1.2         --           132,504         *
Vincent F.
D'Annunzio(5)...........          53,600          *         --            53,600         *
Jeffrey C. Swoveland(6).          23,550          *         --            23,550         *
All directors and
 executive officers as a
 group
 (6 persons)(7).........       2,506,962       20.4     300,000        2,206,962      14.0

--------
* Less than 1%

(1) The nature of the beneficial ownership for all the shares is sole voting and investment power. Percentage of beneficial ownership is calculated assuming 10,985,753 shares of Common Stock outstanding on September 15, 1997 (including 500,000 shares issued and sold by the Company in the Private Placement) and 14,485,753 shares of Common Stock outstanding after completion of this offering.

(2) Includes options to purchase 401,000 shares of Common Stock that Mr. Ryan can currently exercise or that will become exercisable within 60 days. Excludes 108,000 shares underlying options granted on July 15, 1997 exercisable thereafter.

(3) Includes options to purchase 391,000 shares that such person can currently exercise or that will become exercisable within 60 days. Excludes 108,000 shares underlying option granted to such person on July 15, 1997 exercisable thereafter.

(4) Includes options to purchase 77,500 shares that Mr. Morgan can currently exercise or that will become exercisable within 60 days.

(5) Includes options to purchase 43,600 shares that Mr. D'Annunzio can currently exercise or that will become exercisable within 60 days.

(6) Includes options to purchase 23,550 shares that Mr. Swoveland can currently exercise or that will become exercisable within 60 days.

(7) Includes options to purchase an aggregate of 1,327,650 shares that such persons can currently exercise or that will become exercisable within 60 days.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 22,250,000 shares of Common Stock, par value $.01 per share, and 2,750,000 shares of Common Stock, Class A, par value $0.01 per share ("Class A Common Stock"). Following consummation of this offering, there will be approximately 14,485,753 shares of Common Stock outstanding, and no shares of Class A Common Stock will be outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote for each share held on all matters submitted to vote of stockholders and do not have cumulative voting rights. Accordingly, a holder of a majority of the outstanding shares of Common Stock entitled to vote in any election of Directors may elect all the Directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after the payment of all debts and other liabilities of the Company. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued and paid for will be, fully paid and nonassessable.

CLASS A COMMON STOCK

  The Board of Directors is empowered by the Company's Articles of Incorporation to designate and issue from time to time one or more classes or series of Class A Common Stock without any action of the stockholders. The Class A Common Stock is identical in all respects to the Common Stock, except that the Class A Common Stock shares (i) carry no right to vote for the election of directors of the Company and no right to vote on any matter presented to the shareholders for their vote or approval and (ii) are convertible at the option of the holder thereof into shares of Common Stock on a one-for-one basis. No shares of Class A Common Stock have been issued and the Company does not presently contemplate the issuance of such shares.

WARRANTS

  Warrants to purchase up to an aggregate of 125,000 shares of Common Stock are outstanding. Each warrant is exercisable for one share of Common Stock at a price of $6.00 per share and is exercisable prior to September 15, 1999.

CERTAIN CORPORATE ANTI-TAKEOVER PROVISIONS

  The Company's By-Laws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain the incumbency of the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the members of the Board of Directors.

  The Nevada general corporation law (the "NGCL") provides that directors and officers may, in discharging their duties, consider the interests of a number of different constituencies, including stockholders, employees, suppliers, customers and creditors; the economy of the state and nation; the interests of the community and society; and the long-term as well as short-term interest of the Company and its stockholders. Directors and officers are not required to consider the interests of the stockholders to a greater degree than other constituencies' interests.

  The NGCL also contains several other anti-takeover provisions identified below that will be applicable to the Company. The NGCL's "Combinations with Interested Stockholders" statute, which applies to a Nevada corporation having at least 200 stockholders, and which, unless the Articles of Incorporation provide otherwise, has a class of voting shares registered under the Exchange Act, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless certain conditions are met. A "combination" includes (a) any merger or consolidation with an interested stockholder, (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an interested stockholder, having: (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets; (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or
(iii) representing 10% or more of the earning power or net income of the corporation, or (c) any issuance or transfer of shares of the corporation or its subsidiaries to an interested stockholder having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation. An "interested stockholder" is a person who, together with affiliates and associates, beneficially owns directly or indirectly (or within the prior three years, did beneficially own) 10% or more of the corporation's voting stock. A stockholder who owned 10% or more of the corporation's stock on January 1, 1991 is not an interested stockholder.

  A corporation to which the statute applies may not engage in a "combination" with the interested stockholder within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of the shares making the stockholder an interested stockholder was approved by the board of directors before the interested stockholder acquired such shares. If this prior approval is not obtained, then after the three-year period expires, the combination may be consummated either by the approval of the board of directors or a majority of the voting power held by disinterested stockholders at a meeting called after expiration of the three-year period, or if the consideration to be paid by the interested stockholder is at least equal to the higher of: (i) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest as provided in the statute; or (ii) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; plus interest as provided in the statute.

  Nevada's "Acquisition of Controlling Interest" statute prohibits a person or group owning or offering to acquire voting shares of a corporation, under certain circumstances, from voting shares of a target corporation's stock after crossing certain threshold ownership percentages, unless such corporation's Articles of Incorporation or By-Laws are amended to make the statute inapplicable to the acquisition or unless the acquiror obtains the approval of the target corporation's disinterested stockholders. The statute specifies three thresholds: at least one-fifth but less than one-third, at least one-third but less than a majority, and a majority or more, of the outstanding voting power. Once an acquiror crosses one of the above thresholds, shares which it acquired in the transaction taking it over the threshold or within ninety days become "Control Shares" which are deprived of the right to vote until a majority of the disinterested stockholders restore that right. If an acquiror does not make certain timely demands on the target corporation or if the stockholders fail to restore voting rights to the acquiror, then the corporation may, if so provided in its Articles of Incorporation or By-Laws, call certain of the acquiror's shares for redemption. The Company's Articles of Incorporation and By-Laws do not currently permit it to call an acquiror's shares for redemption under these circumstances. The Acquisition of Controlling Interest statute also provides that in the event the stockholders restore full voting rights to a holder of Control Shares which owns a majority of the voting stock, then all other stockholders who do not vote in favor of restoring voting rights to the Control Shares may demand payment for the "fair value" of their shares (which is generally equal to the highest price paid in the transaction subjecting the stockholder to the statute). The Acquisition of Controlling Interest statute applies only to a Nevada corporation with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, and which does business directly or indirectly in Nevada. As of the date of this Prospectus, the Company does not have 100 record stockholders in Nevada and does not conduct business in Nevada, although there can be no assurance that in the future the Acquisition of Controlling Interest statute will not be applicable to the Company.

  The provisions described above, together with the staggered Board of Directors, may have the effect of delaying or deterring a change in the control or management of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is OTR Stock Transfer, Portland, Oregon.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 14,485,753 shares of Common Stock. See "Capitalization." Of these shares, an aggregate of 13,015,739 shares, consisting of (i) the 3,850,000 shares sold in this offering (plus any additional shares sold upon the Underwriters' exercise of their over-allotment option); and (ii) an aggregate of 9,165,739 shares, without taking into account the lock-up agreements referred to below, that are currently issued and outstanding, will be freely transferable by persons other than "affiliates" of the Company without restriction or further registration under the Securities Act. The remaining 1,470,014 shares of Common Stock are "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including an exemption afforded by Rule 144.

  The Company and all of the Company's officers and directors and the Selling Stockholders have entered into lock-up agreements with the Representative providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any of the shares of Common Stock owned by them without the prior written consent of the Representative. This restriction will apply to all of the shares owned by them for 180 days after the date of this Prospectus.

  Rule 144 provides that an affiliate of the Company or a person (or persons whose sales are aggregated) who beneficially owned Restricted Shares for at least one year but less than two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (144,858 shares immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144 without regard to the limitations described above.

  The Common Stock has been traded on the Nasdaq National Market. Nevertheless, sales of a substantial amount of the Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the shares of Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions contained in an underwriting agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Pennsylvania Merchant Group Ltd is acting as representative (the
"Representative"), have severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite their names below.

                                                                NUMBER OF SHARES
     UNDERWRITER                                                OF COMMON STOCK
     -----------                                                ----------------
Pennsylvania Merchant Group Ltd...............................

                                                                   ---------
     Total....................................................     3,850,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares of Common Stock are taken.

  The Company and Selling Stockholders have been advised by the Representative that the Underwriters propose initially to offer the shares of Common Stock, in part, directly to the public at the price set forth on the cover page of this Prospectus and, in part, to certain dealers at such price less a
concession not in excess of $     per share. The Underwriters may allow, and
such dealers may reallow, a concession not in excess of $     per share to
certain other dealers. After the initial offering of the Common Stock, the offering price and other selling terms may be changed by the Representative.

  The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time in whole or in part, up to 577,500 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock to be purchased by such Underwriter shown in the above table bears to the total number of shares of Common Stock shown in the above table.

  Each of the Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise effect the price of the Common Stock. Specifically, the Underwriters may over-allot the offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the SEC. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

  Each of the Company, its executive officers and directors and certain stockholders of the Company (including the Selling Stockholders) has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or
(ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representative. In addition, during such 180-day period, without the Representative's prior written consent, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers and directors and certain stockholders of the company (including the Selling Stockholders) has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Duane, Morris & Heckscher LLP, Washington, DC. Certain legal matters in connection with the offering will be passed on for the Underwriters by Buchanan Ingersoll, Princeton, New Jersey.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, included herein and elsewhere in the registration statement, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and in the registration statement, and upon the authority of such firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996 and June 30, 1997 and 1996, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because the reports are not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

  The Summary Reserve Report of Wright & Company, Inc., independent petroleum engineers, annexed hereto as Appendix A, containing estimates of proved natural gas and oil reserves and related future net revenues and the present value thereof, and the estimates of proved natural gas and oil reserves and related future net revenues and the present value thereof as of December 31, 1996 and June 30, 1997 included in the registration statement, have been derived from the reserve report of such firm and certain engineering reports prepared by the Company and reviewed by such firm. All of such information has been so included herein in reliance upon the authority of such firm as experts in such matters.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copies at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at the following regional offices of the SEC: 7 World Trade Center, Suite 1300, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, such materials can also be obtained from the SEC's web site at http://www.sec.gov. The Common Stock of the Company is traded on the Nasdaq National Market under the symbol PETD, and copies of the above reports, proxy statements and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, Washington, DC 20006.

  The Company has filed with the SEC a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained herein as to the content of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, and each such statement shall be deemed qualified in its entirety by such references. The Registration Statement and any amendments thereto, including exhibits filed or incorporated by reference as a part thereof, may be obtained from the principal office of the SEC in Washington, DC, upon payment of the fees prescribed by the SEC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates into this Prospectus by reference its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 filed with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

  The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference, other than exhibits to such documents (except for exhibits that are specifically incorporated herein by reference herein). Requests for such copies shall be directed to Steven R. Williams, President, Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia, 26330, telephone number (304) 842-6256.

                      GLOSSARY OF CERTAIN INDUSTRY TERMS

  The definitions set forth below shall apply to the indicated terms as used in this Prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest multiple.

  Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein reference to crude oil or other liquid hydrocarbons.

  Bcf. Billion cubic feet.

  Btu or British Thermal Unit. The quantity of heat required to raise the temperature of one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

  CNG system. Consolidated Natural Gas Transmission Company pipeline system.

  Completion. The installation of permanent equipment for the production of oil or natural gas or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

  Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

  Development well. A well drilled to extend the limits of an already developed pool, or within a proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

  Drilled well. A well for which the Company supervised the drilling activity or in which it has a working interest.

  Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production fail to exceed production expenses and taxes.

  Dth. One decatherm. One decatherm is equal to one million British thermal units.

  Exploratory well. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

  Farm-in or farm-out. An agreement whereunder the owner of a working interest in an oil and natural gas lease assigns the working interest or a portion thereof to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

  Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

  Mcf. One thousand cubic feet.

  MMBtu. One million British Thermal Units.

  Net acres or net wells. When the sum of the fractional working interests owned in gross acres or gross wells equals one.

  NYMEX. New York Mercantile Exchange.

  Present value. When used with respect to oil and natural gas reserves, the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to nonproperty-related expenses such as general and administrative expenses, debt service and future income tax expense or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

  Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

  Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved developed reserves. Proved reserves that are expected to be recovered through existing wells with existing equipment and operating equipment.

  Proved undeveloped location. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

  Proved undeveloped reserves. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

  Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

  Royalty interest. An interest in an oil and natural gas property entitling the owner to a share of oil or natural gas production free of costs of production.

  Spot market. The cash market for natural gas. Generally, the Company's natural gas contracts are based on a day-to-day or month-to-month spot.

  Tcf. Trillion cubic feet.

  Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

  Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and share of production.

  Workover. Operations on a producing well to restore or increase production.

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report..............................................  F-2
Consolidated Balance Sheets at December 31, 1995 and 1996 and June 30,
 1997.....................................................................  F-3
Consolidated Statements of Income for the years ended December 31, 1994,
 1995
 and 1996 and six months ended June 30, 1996 and 1997.....................  F-4
Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1994,
 1995 and 1996 and six months ended June 30, 1997.........................  F-5
Consolidated Statements of Cash Flow for the years ended December 31,
 1994, 1995
 and 1996 and six months ended June 30, 1996 and 1997.....................  F-6
Notes to Consolidated Financial Statements................................  F-7

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Petroleum Development Corporation:

  We have audited the consolidated balance sheets of Petroleum Development Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petroleum Development Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                              KPMG PEAT MARWICK

Pittsburgh, Pennsylvania
March 13, 1997

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                               DECEMBER 31,
                                          ------------------------   JUNE 30,
                                             1995         1996         1997
                                          -----------  -----------  -----------
                                                                    (UNAUDITED)
                  ASSETS
 Current assets:
   Cash and cash equivalents (includes
    restricted cash of $1,734,900 in
    1996)................................ $10,053,600  $20,615,400  $ 8,461,600
   Notes and accounts receivable.........   2,016,600    6,696,000    4,851,800
   Inventories...........................     217,900      567,200      273,400
   Prepaid expenses......................     868,800      740,900      813,100
                                          -----------  -----------  -----------
     Total current assets................  13,156,900   28,619,500   14,399,900
 Properties and equipment:
   Oil and gas properties (successful
    efforts accounting method)...........  37,992,000   46,525,700   48,028,600
   Pipelines.............................   6,851,900    7,186,900    7,277,400
   Transportation and other equipment....   2,546,900    2,151,200    1,980,900
   Land and buildings....................     849,200    1,098,200    1,136,900
                                          -----------  -----------  -----------
                                           48,240,000   56,962,000   58,423,800
   Less accumulated depreciation,
    depletion and amortization...........  21,127,100   22,522,300   23,336,300
                                          -----------  -----------  -----------
                                           27,112,900   34,439,700   35,087,500
 Other assets............................     350,300      545,000      592,500
                                          -----------  -----------  -----------
                                          $40,620,100  $63,604,200  $50,079,900
                                          ===========  ===========  ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities:
   Accounts payable...................... $ 2,119,100  $ 9,703,800  $ 6,882,700
   Accrued taxes.........................     155,100      506,000      694,900
   Other accrued expenses................   1,628,800    1,505,900    2,136,600
   Advances for future drilling
    contracts............................  10,069,600   18,397,000    3,954,400
   Funds held for future distribution....     704,000      864,000    1,043,900
                                          -----------  -----------  -----------
     Total current liabilities...........  14,676,600   30,976,700   14,712,500
 Long-term debt, excluding current
  maturities.............................   2,500,000    5,320,000    3,695,000
 Other liabilities.......................     601,700    1,094,200    1,242,500
 Deferred income taxes...................   2,920,900    3,140,800    3,419,900
 Commitments and contingencies
 Stockholders' equity:
   Common stock, par value $.01 per
    share; authorized
    22,250,000 shares; issued and
    outstanding 11,208,627, 10,460,753
    and 10,485,753.......................     112,100      104,600      104,900
   Common stock, Class A, par value $.01
    per share; authorized 2,750,000
    shares; issued and outstanding--none.         --           --           --
   Additional paid-in capital............   7,019,800    6,617,300    6,638,900
   Retained earnings.....................  12,878,000   16,427,400   20,336,900
   Unamortized stock award...............     (89,000)     (76,800)     (70,700)
                                          -----------  -----------  -----------
     Total stockholders' equity..........  19,920,900   23,072,500   27,010,000
                                          -----------  -----------  -----------
                                          $40,620,100  $63,604,200  $50,079,900
                                          ===========  ===========  ===========

          See accompanying notes to consolidated financial statements.

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,              JUNE 30,
                         ----------------------------------- -----------------------
                            1994        1995        1996        1996        1997
                         ----------- ----------- ----------- ----------- -----------
                                                                   (UNAUDITED)
Revenues:
  Oil and gas well
   drilling operations.. $15,190,200 $13,941,000 $18,698,200 $10,732,600 $19,276,800
  Oil and gas sales.....   4,361,300   4,150,600  26,051,100   8,964,600  16,348,800
  Well operations and
   pipeline income......   3,730,300   3,750,900   3,928,800   1,847,100   2,248,100
  Other income..........     524,400     504,000     935,600     230,700     451,500
                         ----------- ----------- ----------- ----------- -----------
                          23,806,200  22,346,500  49,613,700  21,775,000  38,325,200
Costs and expenses:
  Cost of oil and gas
   well drilling
   operations...........  14,288,700  11,943,000  15,779,800   8,770,200  15,758,800
  Oil and gas purchases
   and
   production cost......   4,067,000   4,138,700  24,190,300   8,084,300  14,716,400
  General and
   administrative
   expenses.............   2,203,800   1,960,600   2,304,000   1,111,900   1,091,500
  Depreciation,
   depletion and
   amortization.........   1,848,200   2,152,100   2,309,600   1,207,400   1,220,400
  Interest..............     300,200     319,700     380,000     139,400     204,500
                         ----------- ----------- ----------- ----------- -----------
                          22,707,900  20,514,100  44,963,700  19,313,200  32,991,600
                         ----------- ----------- ----------- ----------- -----------
    Income before income
     taxes..............   1,098,300   1,832,400   4,650,000   2,461,800   5,333,600
Income taxes............     176,700     350,900   1,100,600     521,900   1,424,100
                         ----------- ----------- ----------- ----------- -----------
  Net income............ $   921,600 $ 1,481,500 $ 3,549,400 $ 1,939,900 $ 3,909,500
                         =========== =========== =========== =========== ===========
Earnings per common and
 common equivalent
 share.................. $      0.08 $      0.13 $      0.31 $      0.17 $      0.33
                         =========== =========== =========== =========== ===========


          See accompanying notes to consolidated financial statements.

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         COMMON STOCK ISSUED
                         --------------------
                                               ADDITIONAL
                           NUMBER               PAID-IN     RETAINED   UNAMORTIZED
                         OF SHARES    AMOUNT    CAPITAL     EARNINGS   STOCK AWARD    TOTAL
                         ----------  --------  ----------  ----------- ----------- -----------
Balance, December 31,
 1993................... 10,831,921  $108,300  $6,652,500  $10,474,900  $    --    $17,235,700
                         ----------  --------  ----------  -----------  --------   -----------
Issuance of common
 stock:
  Purchase of
   properties...........     55,000       500     109,500          --        --        110,000
  Exercise of employee
   stock options........    153,706     1,600     111,600          --        --        113,200
Net income..............        --        --          --       921,600       --        921,600
                         ----------  --------  ----------  -----------  --------   -----------
  Balance, December 31,
   1994................. 11,040,627   110,400   6,873,600   11,396,500       --     18,380,500
                         ----------  --------  ----------  -----------  --------   -----------
Issuance of common
 stock:
  Exercise of employee
   stock options........     78,000       800      45,800          --        --         46,600
  Stock award...........     90,000       900     100,400          --   (101,300)          --
  Amortization of stock
   award................        --        --          --           --     12,300        12,300
Net income..............        --        --          --     1,481,500       --      1,481,500
                         ----------  --------  ----------  -----------  --------   -----------
  Balance, December 31,
   1995................. 11,208,627   112,100   7,019,800   12,878,000   (89,000)   19,920,900
                         ----------  --------  ----------  -----------  --------   -----------
Issuance of common
 stock:
  Exercise of employee
   stock options........    230,699     2,300     166,100          --        --        168,400
  Purchase of
   subsidiary...........    236,094     2,300     446,800          --        --        449,100
  Amortization of stock
   award................        --        --          --           --     12,200        12,200
Repurchase and
 cancellation
 of treasury stock...... (1,214,667)  (12,100) (1,015,400)         --        --     (1,027,500)
Net income..............        --        --          --     3,549,400       --      3,549,400
                         ----------  --------  ----------  -----------  --------   -----------
  Balance December 31,
   1996................. 10,460,753   104,600   6,617,300   16,427,400   (76,800)   23,072,500
                         ----------  --------  ----------  -----------  --------   -----------
Issuance of common
 stock:
  Exercise of employee
   stock options
   (unaudited)..........     25,000       300      21,600          --        --         21,900
  Amortization of stock
   award (unaudited)....        --        --          --           --      6,100         6,100
Net income (unaudited)..        --        --          --     3,909,500       --      3,909,500
                         ----------  --------  ----------  -----------  --------   -----------
  Balance June 30, 1997
   (unaudited).......... 10,485,753  $104,900  $6,638,900  $20,336,900  $(70,700)  $27,010,000
                         ==========  ========  ==========  ===========  ========   ===========


          See accompanying notes to consolidated financial statements.

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,                 JUNE 30,
                         -------------------------------------  -----------------------
                            1994         1995         1996         1996        1997
                         -----------  -----------  -----------  ----------  -----------
                                                                     (UNAUDITED)
Cash flows from
 operating activities:
 Net income............. $   921,600  $ 1,481,500  $ 3,549,400  $1,939,900  $ 3,909,500
  Adjustment to net
   income to reconcile
   to cash provided by
   operating activities:
   Deferred income
    taxes...............      97,400      112,600      213,900      43,300      279,100
   Depreciation,
    depletion and
    amortization........   1,848,200    2,152,100    2,309,600   1,207,400    1,220,400
   Disposition of
    leasehold acreage...     173,600      201,300      151,700     100,300      120,000
   Employee compensation
    paid in stock.......     108,200       12,300       17,900      11,800        6,100
   Decrease (increase)
    in notes and
    accounts receivable.      39,400      (41,200)  (1,480,600)    254,700    1,844,200
   (Increase) decrease
    in inventories......     (38,100)     172,300     (349,300)    (15,800)     293,800
   (Increase) decrease
    in prepaid expenses.    (211,000)      10,600      203,300      16,900      (72,200)
   Decrease (increase)
    in other assets.....      65,100       65,800     (226,400)   (144,600)     (54,800)
   Increase (decrease)
    in accounts payable
    and accrued
    expenses............      92,200       42,300    3,938,200    (480,700)  (1,853,100)
   Increase (decrease)
    in advances for
    future drilling
    contracts...........   1,071,900      869,700    8,327,400  (7,834,400) (14,442,600)
   (Decrease) increase
    in funds held for
    future distribution.    (474,300)     337,300      160,000      13,000      179,900
   Other................      18,300      (95,800)      90,700      (9,800)     (58,800)
                         -----------  -----------  -----------  ----------  -----------
    Total adjustments...   2,790,900    3,839,300   13,356,400  (6,837,900) (12,538,000)
                         -----------  -----------  -----------  ----------  -----------
    Net cash provided by
     (used in)
     operating
     activities.........   3,712,500    5,320,800   16,905,800  (4,898,000)  (8,628,500)
                         -----------  -----------  -----------  ----------  -----------
Cash flows from
 investing activities:
 Capital expenditures...  (5,606,500)  (3,910,400) (10,415,500) (1,092,700)  (2,711,500)
 Proceeds from sale of
  leases................     282,100      289,400      655,400     327,100      729,000
 Proceeds from sale of
  fixed assets..........      34,200       36,700       10,800       9,000       60,300
 Net cash acquired from
  purchase
  of subsidiary.........         --           --     1,450,000   1,450,000          --
                         -----------  -----------  -----------  ----------  -----------
    Net cash (used in)
     provided by
     investing
     activities.........  (5,290,200)  (3,584,300)  (8,299,300)    693,400   (1,922,200)
                         -----------  -----------  -----------  ----------  -----------
Cash flows from
 financing activities:
 Proceeds from debt.....     800,000          --     4,200,000   1,000,000          --
 Proceeds from issuance
  of stock..............       5,000       46,600      135,300     120,300       21,900
 Purchase of treasury
  stock.................         --           --    (1,000,000) (1,000,000)         --
 Retirement of debt.....    (899,300)    (636,300)  (1,380,000)   (800,000)  (1,625,000)
                         -----------  -----------  -----------  ----------  -----------
    Net cash (used in)
     provided by
     financing
     activities.........     (94,300)    (589,700)   1,955,300    (679,700)  (1,603,100)
                         -----------  -----------  -----------  ----------  -----------
Net (decrease) increase
 in cash and
 cash equivalents.......  (1,672,000)   1,146,800   10,561,800  (4,884,300) (12,153,800)
Cash and cash
 equivalents, beginning
 of year................  10,578,800    8,906,800   10,053,600  10,053,600   20,615,400
                         -----------  -----------  -----------  ----------  -----------
Cash and cash
 equivalents, end of
 year................... $ 8,906,800  $10,053,600  $20,615,400  $5,169,300  $ 8,461,600
                         ===========  ===========  ===========  ==========  ===========

          See accompanying notes to consolidated financial statements.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of Petroleum Development Corporation and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for its investment in limited partnerships under the proportionate consolidation method. Under this method, the Company's financial statements include its prorata share of assets and liabilities and revenues and expenses, respectively, of the limited partnerships in which it participates.

  The Company is involved in two business segements. The different segments are oil and gas well drilling, production and related property management and marketing and pipeline operations.

  The Company grants credit to purchasers of oil and gas and the owners of managed properties, substantially all of whom are located in the Appalachian Basin area of West Virginia, Tennessee, Pennsylvania and Ohio.

Cash Equivalents

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories

  Inventories of well equipment, parts and supplies are valued at the lower of average cost or market. An inventory of natural gas is recorded when gas is purchased in excess of deliveries to customers and is recorded at the lower of cost or market.

Oil and Gas Properties

  Exploration and development costs are accounted for by the successful efforts method.

  The Company assesses impairment of capitalized costs of proved oil and gas properties by comparing net capitalized costs to undiscounted future net cash flows on a field-by-field basis using expected prices. Prices utilized for measurement purposes and expected costs are held constant. If net capitalized costs exceed undiscounted future net cash flow, the measurement of impairment is based on estimated fair value which would consider future discounted cash flows.

  Property acquisition costs are capitalized when incurred. Geological and geophysical costs and delay rentals are expensed as incurred. The costs of drilling exploratory wells are capitalized pending determination of whether the wells have discovered economically producible reserves. If reserves are not discovered, such costs are expensed as dry holes. Development costs, including equipment and intangible drilling costs related to both producing wells and developmental dry holes, are capitalized.

  Unproved properties are assessed on a property-by-property basis and properties considered to be impaired are charged to expense when such impairment is deemed to have occurred.

  Costs of proved properties, including leasehold acquisition, exploration and development costs and equipment, are depreciated or depleted by the unit-of-production method based on estimated proved developed oil and gas reserves.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
  Upon sale or retirement of complete units of depreciable or depletable property, the net cost thereof, less proceeds or salvage value, is credited or charged to income. Upon retirement of a partial unit of property, the cost thereof is charged to accumulated depreciation and depletion.

  Based on the Company's experience, management believes site restoration, dismantlement and abandonment costs net of salvage to be immaterial in relation to operating costs. These costs are being expensed when incurred.

Transportation Equipment, Pipelines and Other Equipment

  Transportation equipment, pipelines and other equipment are carried at cost. Depreciation is provided principally on the straight-line method over useful lives of 3 to 17 years.

  Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized. Upon the sale or other disposition of assets, the cost and related accumulated depreciation, depletion and amortization are removed from the accounts, the proceeds applied thereto and any resulting gain or loss is reflected in income.

Buildings

  Buildings are carried at cost and depreciated on the straight-line method over estimated useful lives of 30 years.

Retirement Plans

  The Company has a 401(k) contributory retirement plan (401(k) Plan) covering full-time employees. The Company provides a discretionary matching of employee contributions to the plan.

  The Company also has a profit sharing plan covering full-time employees. The Company's contributions to this plan are discretionary.

  During 1994, the Company established a deferred compensation arrangement covering executive officers of the Company as a supplemental retirement benefit.

  During 1995, the Company established split-dollar life insurance arrangements with certain executive officers. Under these arrangements, advances are made to these officers equal to the premiums due. The advances are collateralized by the cash surrender value of the policies. The Company records as other assets its share of the cash surrender value of the policies.

Revenue Recognition

  Oil and gas wells are drilled primarily on a contract basis. The Company follows the percentage-of-completion method of income recognition for drilling operations in progress.

  Well operations income consists of operation charges for well upkeep, maintenance and operating lease income on tangible well equipment.

Income Taxes

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Derivatives

  Gains and losses related to qualifying hedges of firm commitments or anticipated transactions through the use of natural gas futures contracts are deferred and recognized in income or as adjustments of carrying amounts when the underlying hedged transaction occurs. In order for futures contracts to qualify as a hedge, there must be sufficient correlation to the underlying hedged transaction. The change in the fair value of derivative instruments which do not qualify for hedging are recognized into income currently.

Stock Compensation

  On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 allows entities to continue to measure compensation cost for stock-based awards using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and to provide pro forma net income and pro forma earnings per share disclosures as if the fair value based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123. See note 5 to the financial statements.

Use of Estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include estimates of oil and gas reserves and future cash flows from oil and gas properties.

(2) NOTES AND ACCOUNTS RECEIVABLE

  The Company held notes receivable from officers, directors and employees with interest from 8% to 12% as of December 31, 1995 in the amount of $33,300 of which $200 is current.

  Included in other assets are noncurrent notes and accounts receivable as of December 31, 1995 and 1996, in the amounts of $168,400 and $5,930, net of the allowance for doubtful accounts of $368,800 and $147,200, respectively.

  The allowance for doubtful current accounts receivable as of December 31, 1995 and 1996 was $20,200 and $140,600, respectively.

(3) LONG-TERM DEBT

  The Company is party to a bank credit agreement dated November 17, 1993 which, as amended, provides a borrowing base of $10,000,000 subject to adequate natural gas reserve levels. At the request of the Company, the bank, at its sole discretion, may increase the amount of the commitment to $20,000,000. The Company has activated $7.5 million of the facility.

  As of December 31, 1995 and 1996, the balance outstanding was $2,500,000 and $5,320,000, respectively. No principal payments are required under the credit agreement until maturity on December 31, 1999. Interest

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
accrues at prime with LIBOR (London Interbank Market) rate alternatives available at the discretion of the Company. At December 31, 1996, interest accrues at prime (8 1/4%) plus 1/4%. The Company is required to pay a commitment fee of 1/8% to 1/4% on the unused portion of the credit facility. The loan is secured by substantially all properties of the Company. The credit agreement requires, among other things, the existence of satisfactory levels of natural gas reserves, maintenance of certain working capital and tangible net worth ratios along with a restriction on the payment of dividends.

(4) INCOME TAXES

  The Company's provision for income taxes consisted of the following:

                                                     1994     1995      1996
                                                   -------- -------- ----------
Current:
  Federal......................................... $ 66,600 $128,400 $  545,600
  State...........................................   12,700  109,900    341,100
                                                   -------- -------- ----------
    Total current income taxes....................   79,300  238,300    886,700
                                                   -------- -------- ----------
Deferred:
  Federal.........................................   75,500   87,300    165,800
  State...........................................   21,900   25,300     48,100
                                                   -------- -------- ----------
    Total deferred income taxes...................   97,400  112,600    213,900
                                                   -------- -------- ----------
    Total taxes................................... $176,700 $350,900 $1,100,600
                                                   ======== ======== ==========

  Income tax expense attributable to income from continuing operations was $176,700, $350,900 and $1,100,600 for the years ended December 31, 1994, 1995 and 1996, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following:

                                                  1994       1995       1996
                                                ---------  --------  ----------
                                                 AMOUNT     AMOUNT     AMOUNT
                                                ---------  --------  ----------
Computed "expected" tax........................ $ 373,400  $623,000  $1,581,000
State income tax...............................    71,200   108,800     249,900
Percentage depletion...........................  (136,000) (155,900)   (205,800)
Nonconventional source fuel credit.............   (18,000) (127,300)   (510,500)
Adjustment to oil and gas properties...........  (132,700)       --          --
Adjustments to valuation allowance.............        --  (100,700)         --
Other..........................................    18,800     3,000     (14,000)
                                                ---------  --------  ----------
                                                $ 176,700  $350,900  $1,100,600
                                                =========  ========  ==========

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1996 are presented below:

                                                         1995         1996
                                                      -----------  -----------
Deferred tax assets:
  Drilling notes, principally due to allowance for
   doubtful accounts................................. $   671,300  $   465,800
  Investment tax credit carryforwards................     233,300       45,200
  Alternative minimum tax credit carryforwards
   (Section 29)......................................     909,400      926,600
  Other..............................................     440,600      550,800
                                                      -----------  -----------
    Total gross deferred tax assets..................   2,254,600    1,988,400
    Less valuation allowance.........................    (941,300)    (926,600)
                                                      -----------  -----------
    Deferred tax assets..............................   1,313,300    1,061,800
    Less current deferred tax assets (included in
     prepaid expenses)...............................    (386,200)    (376,100)
                                                      -----------  -----------
Net non-current deferred tax assets..................     927,100      685,700
Deferred tax liabilities:
  Plant and equipment, principally due to differences
   in depreciation
   and amortization..................................  (3,848,000)  (3,826,500)
                                                      -----------  -----------
    Total gross deferred tax liabilities.............  (3,848,000)  (3,826,500)
                                                      -----------  -----------
    Net deferred tax liability....................... $(2,920,900) $(3,140,800)
                                                      ===========  ===========

  The Company has evaluated each deferred tax asset and has provided a valuation allowance where it is believed it is more likely than not that some portion of the asset will not be realized.

  The net changes in the total valuation allowance were for the years ended December 31, 1994 and 1995, an increase of $45,000 and $98,600, respectively, and for the year ended December 31, 1996 a decrease of $14,700.

  At December 31, 1996, the Company has investment tax credit carryforwards for federal income tax purposes of approximately $45,200 which are available to reduce future federal income taxes through 2000. In addition, the Company has alternative minimum tax credit carryforwards (Section 29) of approximately $926,600 which are available to reduce future federal regular income taxes over an indefinite period.

(5) COMMON STOCK

Options

  Options amounting to 210,000 shares were granted during 1995 to certain employees and directors under the Company's Stock Option Plans. These options were granted at market value as of the date of grant and vest over a two year period. The outstanding options expire from 1997 to 2005.

  The estimated fair value of the options granted during 1995 was $0.67 per option. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.8%, expected dividend yield of 0%, expected volatility of 51% and expected life of 7 years.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                  NUMBER
                                                 OF SHARES  AVERAGE    RANGE
                                                 ---------  ------- -----------
Outstanding December 31, 1993................... 2,182,250   $0.71  $ 0.38-1.63
Granted.........................................        --      --           --
Exercised.......................................  (226,250)   0.50    0.44-0.69
Expired.........................................        --      --           --
                                                 ---------   =====  -----------
Outstanding December 31, 1994................... 1,956,000    0.77    0.38-1.63
Granted.........................................   210,000    1.13    1.13-1.13
Exercised.......................................   (78,000)   0.60    0.56-0.72
Expired.........................................  (235,350)   0.68    0.38-1.63
                                                 ---------   -----  -----------
Outstanding December 31, 1995................... 1,852,650    0.91    0.50-1.63
Granted.........................................        --      --           --
Exercised.......................................  (230,000)   0.72   0.50-1.125
Expired.........................................   (40,000)   0.80   0.50-1.625
                                                 ---------   -----  -----------
Outstanding December 31, 1996................... 1,582,650   $0.94  $0.50-1.625
                                                 =========   =====  ===========

  The Company accounts for its stock-based compensation plans under APB 25. For stock options granted, the option price was not less than the market value of shares on the grant date, therefore, no compensation cost has been recognized. Had compensation cost been determined under the provisions of SFAS 123, the Company's net income and earnings per share would have been the following on a pro forma basis:

                                            1995                   1996
                                   ---------------------- ----------------------
                                   AS REPORTED PRO FORMA  AS REPORTED PRO FORMA
                                   ----------- ---------- ----------- ----------
Net income........................ $1,481,500  $1,474,400 $3,549,400  $3,473,250
                                   ==========  ========== ==========  ==========
Earnings per share................ $     0.13  $     0.13 $     0.31  $     0.30
                                   ==========  ========== ==========  ==========

Stock Redemption Agreement

  The Company has stock redemption agreements with three officers of the Company. The agreements require the Company to maintain life insurance on each executive in the amount of $1,000,000. The agreements provide that the Company shall utilize the proceeds from such insurance to purchase from such executives' estates or heirs, at their option, shares of the Company's stock. The purchase price for the outstanding common stock is to be based upon the average closing asked price for the Company's stock as quoted by Nasdaq National Market during a specified period. The Company is not required to purchase any shares in excess of the amount provided for by such insurance.

Stock Purchase

  On January 31, 1996, the Company purchased 1,200,000 shares of its common stock pursuant to an option agreement. The option was obtained in connection with a debt restructuring in 1990. The company utilized its revolving credit line to acquire the shares for $1,000,000 or $0.83 a share. The shares representing approximately 11% of the currently outstanding stock were retired by the Company.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(6) EMPLOYEE BENEFIT PLANS

  The Company made 401(k) Plan contributions of $68,700, $71,800 and $139,800 for 1994, 1995 and 1996, respectively.

  The Company has a profit sharing plan (the Plan) covering full-time employees. The Company contributed $28,500 and $50,000 to the plan in cash during 1995 and 1996, respectively. The Company did not make a contribution to the Plan during 1994.

  During 1995 and 1996, the Company expensed and established a liability for $90,000 each year under a deferred compensation arrangement with the executive officers of the Company.

  In 1995, a total of 90,000 restricted shares of the Company's common stock were granted to certain employees and available to them upon retirement. The market value of shares awarded was $101,300. This amount was recorded as unamortized stock award and is shown as a separate component of stockholders' equity. The unamortized stock award is being amortized to expense over the employees' expected years to retirement and amounted to $12,200 in 1995 and 1996.

  At December 31, 1995 and 1996, the Company has recorded as other assets $60,000 and $111,800, respectively as its share of the cash surrender value of the life insurance pledged as collateral for the payment of premiums on split-dollar life insurance policies owned by certain executive officers.

(7) EARNINGS PER SHARE

  Earnings per share is based on the weighted average number of common and common equivalent shares outstanding of 11,990,497 for 1994, 11,606,690 for 1995 and 11,573,429 for 1996. Stock options are considered to be common stock equivalents and, to the extent appropriate, have been added to the weighted average common shares outstanding. Fully diluted earnings per share have not been presented as the inclusion of such additional shares would not create significant dilution.

(8) TRANSACTIONS WITH AFFILIATES

  As part of its duties as well operator, the Company received $12,834,300 in 1994, $11,397,000 in 1995 and $18,234,200 in 1996 representing proceeds from the sale of oil and gas and made distributions to investor groups according to their working interests in the related oil and gas properties. The Company provided oil and gas well drilling services to affiliated partnerships, substantially all of the Company's oil and gas well drilling operations was for such partnerships. The Company also provided related services of operation of wells, reimbursement of syndication costs, management fees, tax return preparation and other services relating to the operation of the partnerships. The Company received $4,041,600 in 1994, $4,003,500 in 1995 and $6,435,700 in
1996 for those services. During 1994, 1995 and 1996, the Company paid $127,900, $38,500 and $35,400, respectively to the Corporate Secretary's law firm for various legal services.

(9) COMMITMENTS AND CONTINGENCIES

  The nature of the independent oil and gas industry involves a dependence on outside investor drilling capital and involves a concentration of gas sales to a few customers. The Company sells natural gas to various public utilities and industrial customers. One customer, Hope Gas Inc., a regulated public utility, accounted for 16.1% of total revenues in 1996.

  The Company is not party to any legal action that would materially affect the Company's operations or financial statements.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

(10) SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

  The Company paid $300,200, $319,700 and $380,000 for interest in 1994, 1995 and 1996, respectively. The Company paid income taxes in 1994 and 1996 in the amounts of $312,500 and $664,300, respectively.

(11) NONCASH FINANCING AND INVESTING ACTIVITIES

  In 1994 the Company issued 55,000 shares of common stock for the purchase of producing properties. Also in 1994, employees exercised stock options for 143,706 shares of common stock and surrendered options for 72,544 common shares in lieu of cash payments in connection with the options exercised. This resulted in compensation expense of $108,200.

(12) ACQUISITIONS

  On April 1, 1996, the Company acquired Riley Natural Gas Company (RNG), a privately held gas marketing company in a stock for stock exchange accounted for as a purchase. The acquisition has substantially increased the Company's capabilities in the natural gas marketing area. PDC issued 236,094 shares with a market value of $449,100, for 100% of the outstanding common stock of RNG. Key employees of RNG have entered into employment contracts with PDC to assure the continuity of RNG's gas marketing operations.

  The following unaudited pro forma information presents the results of operations of the Company assuming the RNG acquisition occurred at the beginning of 1995:

 Proforma Results (unaudited):

                                                            1995        1996
                                                         ----------- -----------
Revenues................................................ $35,361,800 $53,091,400
                                                         =========== ===========
Net income.............................................. $ 1,546,900 $ 3,592,800
                                                         =========== ===========
Earnings per share...................................... $      0.13 $      0.31
                                                         =========== ===========

  The pro forma results are presented for informational purposes only and are not necessarily indicative of results that would have occurred had the RNG acquisition been consummated at the beginning of 1995.

  On August 6, 1996 the Company purchased an interest in 188 oil and gas wells in West Virginia. The Company utilized its revolving credit line to finance the purchase. The purchase increased the Company's oil and gas reserves by 4.3 Bcf of natural gas and 27,000 barrels of oil, added 12,000 acres of leases to its leasehold inventory and increased the Company's gathering systems by forty-nine miles. The purchase price was $3.3 million.

(13) DERIVATIVES AND HEDGING ACTIVITIES

  The Company utilizes commodity based derivative instruments as hedges to manage a portion of its exposure to price volatility stemming from its integrated natural gas production and marketing activities. These instruments consist of natural gas futures contracts traded on the New York Mercantile Exchange. The futures contracts hedge committed and anticipated natural gas purchases and sales, generally forecasted to occur within a 12 month period. The Company does not hold or issue derivatives for trading or speculative purposes.

  As of December 31, 1996, the Company had futures contracts for the sale of $3,869,900 of natural gas maturing in 1997. While these contracts have nominal carrying value, their fair value, represented by the estimated amount that would be received upon termination of the contracts, based on market quotes, was a net value of $217,770 at December 31, 1996.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

  The Company is required to maintain margin deposits with brokers for outstanding futures contracts. As of December 31, 1996, cash in the amount of $1,734,900 was on deposit.

(14) COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT ACTIVITIES

  Costs incurred by the Company in oil and gas property acquisition, exploration and development are presented below:

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
Property acquisition cost:
  Proved undeveloped properties............... $  426,200 $  167,800 $  543,600
  Producing properties........................  1,332,100    218,500  3,211,800
  Development costs...........................  2,260,800  2,977,700  5,344,900
                                               ---------- ---------- ----------
                                               $4,019,100 $3,364,000 $9,100,300
                                               ========== ========== ==========

  Property acquisition costs include costs incurred to purchase, lease or otherwise acquire a property. Exploration costs include the cost of geological and geophysical activity, dry holes and drilling and equipping exploratory wells. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells and to provide facilities to extract, treat, gather and store oil and gas.

(15) OIL AND GAS CAPITALIZED COSTS

  Aggregate capitalized costs for the Company related to oil and gas exploration and production activities with applicable accumulated depreciation, depletion and amortization are presented below:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1995        1996
                                                        ----------- -----------
Proved properties:
  Intangible drilling costs............................ $16,582,000 $19,572,400
  Tangible well equipment..............................  16,831,800  21,999,600
  Well equipment leased to others......................   4,063,600   4,063,600
  Undeveloped properties...............................     514,600     890,100
                                                        ----------- -----------
                                                         37,992,000  46,525,700
    Less accumulated depreciation, depletion and
     amortization......................................  14,529,900  15,837,800
                                                        ----------- -----------
                                                        $23,462,100 $30,687,800
                                                        =========== ===========

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(16) RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

  The results of operations for oil and gas producing activities (excluding marketing) are presented below:

                                                   YEARS ENDED DECEMBER 31,
                                               --------------------------------
                                                  1994       1995       1996
                                               ---------- ---------- ----------
Revenue:
  Oil and gas sales........................... $2,610,100 $2,534,000 $4,674,900
Expenses:
  Production costs............................    734,700    596,000    963,600
  Depreciation, depletion and amortization....    922,300  1,000,700  1,248,200
                                               ---------- ---------- ----------
                                                1,657,000  1,596,700  2,211,800
                                               ---------- ---------- ----------
  Results of operations for oil and gas
   producing activities before provision for
   income taxes...............................    953,100    937,300  2,463,100
Provision for income taxes....................    146,600    137,800    519,600
                                               ---------- ---------- ----------
  Results of operations for oil and gas
   producing activities
   (excluding corporate over-head and interest
   costs)..................................... $  806,500 $  799,500 $1,943,500
                                               ========== ========== ==========

  Production costs include those costs incurred to operate and maintain productive wells and related equipment, including such costs as labor, repairs, maintenance, materials, supplies, fuel consumed, insurance and other production taxes. In addition, production costs include administrative expenses and depreciation applicable to support equipment associated with these activities.

  Depreciation, depletion and amortization expense includes those costs associated with capitalized acquisition, exploration and development costs, but does not include the depreciation applicable to support equipment.

  The provision for income taxes is computed at the statutory federal income tax rate and is reduced to the extent of permanent differences, such as investment tax and non-conventional source fuel tax credits and statutory depletion allowed for income tax purposes.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(17) NET PROVED OIL AND GAS RESERVES (UNAUDITED)

  The proved reserves of oil and gas of the Company as estimated by the Company's petroleum engineers at December 31, 1994 and 1995 and by an independent petroleum engineer, Wright & Company, Inc., at December 31, 1996. These reserves have been prepared in compliance with the Securities and Exchange Commission rules based on year end prices. Since December 31, 1996 prices have declined to seasonal levels. An analysis of the change in estimated quantities of oil and gas reserves, all of which are located within the United States, is shown below:

                                                       OIL (BBLS)
                                            ----------------------------------
                                               1994        1995        1996
                                            ----------  ----------  ----------
Proved developed and undeveloped reserves:
  Beginning of year........................     91,000      79,000     140,000
  Revisions of previous estimates..........     (1,000)     72,000     (30,000)
                                            ----------  ----------  ----------
  Beginning of year as revised.............     90,000     151,000     110,000
  Dispositions.............................         --          --     (49,000)
  Acquisitions.............................         --          --      27,000
  Production...............................    (11,000)    (11,000)     (7,000)
                                            ----------  ----------  ----------
  End of year..............................     79,000     140,000      81,000
                                            ==========  ==========  ==========
Proved developed reserves:
  Beginning of year........................     91,000      79,000     140,000
                                            ==========  ==========  ==========
  End of year..............................     79,000     140,000      81,000
                                            ==========  ==========  ==========
                                                       GAS (MCF)
                                            ----------------------------------
                                               1994        1995        1996
                                            ----------  ----------  ----------
Proved developed and undeveloped reserves:
  Beginning of year........................ 24,660,000  32,225,000  33,829,000
  Revisions of previous estimates..........  4,472,000     686,000  (1,037,000)
                                            ----------  ----------  ----------
  Beginning of year as revised............. 29,132,000  32,911,000  32,792,000
  New discoveries and extensions...........  2,345,000   2,119,000   2,613,000
  Disposition..............................         --          --    (127,000)
  Acquisitions.............................  1,943,000     135,000   9,529,000
  Production............................... (1,195,000) (1,336,000) (1,495,000)
                                            ----------  ----------  ----------
  End of year.............................. 32,225,000  33,829,000  43,312,000
                                            ==========  ==========  ==========
Proved developed reserves:
  Beginning of year........................ 20,181,000  27,746,000  29,326,000
                                            ==========  ==========  ==========
  End of year.............................. 27,746,000  29,326,000  35,516,000
                                            ==========  ==========  ==========

(18) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES (UNAUDITED)

  Summarized in the following table is information for the Company with respect to the standardized measure of discounted future net cash flows relating to proved oil and gas reserves. Future cash inflows are derived by applying current oil and gas prices to estimated future production. Future production, development, site restoration and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. Future income tax expenses are computed by applying the statutory rate in effect at the

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
end of each year to the future pretax net cash flows, less the tax basis of the properties and gives effect to permanent differences, tax credits and allowances related to the properties.

                                             YEARS ENDED DECEMBER 31,
                                      ----------------------------------------
                                          1994          1995          1996
                                      ------------  ------------  ------------
Future estimated cash flows.......... $ 73,316,000  $ 99,478,000  $193,800,000
Future estimated production and
 development costs...................  (24,370,000)  (29,288,000)  (59,806,000)
Future estimated income tax expense..  (13,950,000)  (20,004,000)  (33,499,000)
                                      ------------  ------------  ------------
  Future net cash flows..............   34,996,000    50,186,000   100,495,000
10% annual discount for estimated
 timing of cash flows................  (20,551,000)  (29,126,000)  (66,233,000)
                                      ------------  ------------  ------------
  Standardized measure of discounted
   future estimated
   net cash flows.................... $ 14,445,000  $ 21,060,000  $ 34,262,000
                                      ============  ============  ============

  The following table summarizes the principal sources of change in the standardized measure of discounted future estimated net cash flows:

                                               YEARS ENDED DECEMBER 31,
                                         --------------------------------------
                                            1994         1995          1996
                                         -----------  -----------  ------------
Sales of oil and gas production, net of
 production costs......................  $(1,875,000) $(1,938,000) $ (3,711,000)
Net changes in prices and production
 costs.................................   (9,560,000)  17,024,000    42,384,000
Extensions, discoveries and improved
 recovery, less related cost...........    3,875,000    4,609,000     9,659,000
Acquisitions...........................    2,745,000      294,000    17,775,000
Development costs incurred during the
 period................................    2,261,000    2,978,000     5,345,000
Revisions of previous quantity
 estimates.............................    8,222,000    1,700,000    (2,902,000)
Changes in estimated income taxes......     (882,000)  (6,054,000)  (13,495,000)
Accretion of discount..................   (1,785,000)  (8,575,000)  (37,107,000)
Other..................................   (2,574,000)  (3,423,000)   (4,746,000)
                                         -----------  -----------  ------------
                                         $   427,000  $ 6,615,000  $ 13,202,000
                                         ===========  ===========  ============

  It is necessary to emphasize that the data presented should not be viewed as representing the expected cash flow from, or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. The required projection of production and related expenditures over time requires further estimates with respect to pipeline availability, rates of demand and governmental control. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts. Any analysis or evaluation of the reported amounts should give specific recognition to the computational methods utilized and the limitations inherent therein.

              PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(19) BUSINESS SEGMENTS

Information on the Company's operations by business segment are as follows for the years ended December 31:

                                              1994         1995        1996
                                           ----------- ------------ -----------
Revenues:
  Drilling and production................. $21,250,800 $ 20,360,100 $27,940,200
  Marketing and pipeline..................   2,031,000    1,482,400  20,737,900
                                           ----------- ------------ -----------
                                           $23,281,800 $ 21,842,500 $48,678,100
                                           =========== ============ ===========
Operating profit:
  Drilling and production................. $ 3,302,800 $  3,714,300 $ 6,207,000
  Marketing and pipeline..................   (224,900)    (105,600)     191,400
                                           ----------- ------------ -----------
                                             3,077,900    3,608,700   6,398,400
                                           ----------- ------------ -----------
  General and administrative expense...... (2,203,800)  (1,960,600) (2,304,000)
  Interest expense........................   (300,200)    (319,700)   (380,000)
  Interest income and other...............     524,400      504,000     935,600
                                           ----------- ------------ -----------
Income before income taxes................ $ 1,098,300 $  1,832,400 $ 4,650,000
                                           =========== ============ ===========
Depreciation, depletion and amortization:
  Drilling and production................. $ 1,696,800 $  2,008,000 $ 2,153,900
  Marketing and pipeline..................     151,400      144,100     155,700
                                           ----------- ------------ -----------
                                           $ 1,848,200 $  2,152,100 $ 2,309,600
                                           =========== ============ ===========
Identifiable assets:
  Drilling and production................. $36,381,000 $ 39,016,000 $54,847,000
  Marketing and pipeline..................   1,383,600    1,067,700   8,005,100
  Corporate...............................     560,700      536,400     752,100
                                           ----------- ------------ -----------
                                           $38,325,300 $ 40,620,100 $63,604,200
                                           =========== ============ ===========
Capital expenditures:
  Drilling and production................. $ 5,478,000 $  3,817,700 $10,059,900
  Marketing and pipeline..................     112,200       86,900     124,200
  Corporate...............................      16,300        5,800     231,400
                                           ----------- ------------ -----------
                                           $ 5,606,500 $  3,910,400 $10,415,500
                                           =========== ============ ===========

               PETROLEUM DEVELOPMENT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
(20) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Summarized quarterly financial data for the years ended December 31, 1995 and 1996, are as follows:

                                                    1995
                         -----------------------------------------------------------
                                             QUARTER                        YEAR
                         ----------------------------------------------- -----------
                            FIRST      SECOND       THIRD      FOURTH
                         ----------- ----------- ----------- -----------
Revenues................ $ 9,537,000 $ 4,432,800 $ 3,582,500 $ 4,794,200 $22,346,500
Cost of operations......   8,034,500   3,621,700   2,764,500   3,813,100  18,233,800
                         ----------- ----------- ----------- ----------- -----------
  Gross profit..........   1,502,500     811,100     818,000     981,100   4,112,700
General and
 administrative
 expenses...............     450,300     520,900     600,700     388,700   1,960,600
Interest expense........      83,400      76,300      71,000      89,000     319,700
                         ----------- ----------- ----------- ----------- -----------
                             533,700     597,200     671,700     477,700   2,280,300
                         ----------- ----------- ----------- ----------- -----------
Income before income
 taxes..................     968,800     213,900     146,300     503,400   1,832,400
Income taxes............     240,300      53,000      36,300      21,300     350,900
                         ----------- ----------- ----------- ----------- -----------
  Net income............ $   728,500 $   160,900 $   110,000 $   482,100 $ 1,481,500
                         =========== =========== =========== =========== ===========
  Primary earnings per
   share................ $      0.06 $      0.02 $      0.01 $      0.04 $      0.13
                         =========== =========== =========== =========== ===========
                                                    1996
                         -----------------------------------------------------------
                                             QUARTER                        YEAR
                         ----------------------------------------------- -----------
                            FIRST     SECOND(1)   THIRD(1)    FOURTH(1)
                         ----------- ----------- ----------- -----------
Revenues................ $11,441,300 $10,333,700 $11,317,000 $16,521,700 $49,613,700
Cost of operations......   9,203,000   8,858,900   9,996,500  14,221,300  42,279,700
                         ----------- ----------- ----------- ----------- -----------
  Gross profit..........   2,238,300   1,474,800   1,320,500   2,300,400   7,334,000
General and
 administrative
 expenses...............     541,800     570,100     651,000     541,100   2,304,000
Interest expense........      72,100      67,300     106,400     134,200     380,000
                         ----------- ----------- ----------- ----------- -----------
                             613,900     637,400     757,400     675,300   2,684,000
                         ----------- ----------- ----------- ----------- -----------
Income before income
 taxes..................   1,624,400     837,400     563,100   1,625,100   4,650,000
Income taxes............     344,400     177,500     152,600     426,100   1,100,600
                         ----------- ----------- ----------- ----------- -----------
  Net income............ $ 1,280,000 $   659,900 $   410,500 $ 1,199,000 $ 3,549,400
                         =========== =========== =========== =========== ===========
  Primary earnings per
   share................ $      0.11 $      0.06 $      0.04 $      0.10 $      0.31
                         =========== =========== =========== =========== ===========

  Cost of operations include cost of oil and gas well drilling operations, oil and gas purchases and production costs and depreciation, depletion and amortization.

(1) These quarters include the operations of Riley Natural Gas Company acquired on April 1, 1996, see footnote 12.

                                                                      Appendix A

                     Letterhead of Wright & Company, Inc.

                                         September 19, 1997



Petroleum Development Corporation
103 East Main Street
P. O. Box 26
Bridgeport, WV 26330

ATTENTION:  Mr. Steven R. Williams

     SUBJECT:  SUMMARY REPORT
               Evaluation of Oil and Gas Reserves to the Interests of Petroleum Development Corporation
               Effective July 1, 1997
               Pursuant to the Requirements of the
               Securities and Exchange Commission
               Job 7.411

     Wright and Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and cash flow from certain oil and gas properties to the subject interest. This evaluation was authorized by Mr. Steven R. Williams of Petroleum Development Corporation (PDC). Projections of the reserves and cash flow to the evaluated interests were based on economic parameters and operating conditions considered applicable as of July 1, 1997, and are pursuant to the financial reporting requirements of the Securities and Exchange Commission. The results of the evaluation are presented in detail in the attached summary tables. The following is a summary of results effective July 1, 1997:

                                                        Proved
                           Proved        Proved        Developed
                          Developed     Developed    Nonproducing      Proved       Total
                          Producing   Nonproducing    Behind Pipe   Undeveloped     Proved
                            (PDP)        (PDNP)        (PDNP-BP)       (PUD)
Net Reserves to the
  Evaluated Interests
   Oil, MBBL:                41.174          0.000          0.000         0.000       41.174
   Gas, MMCF:            21,107.380      5,044.289     12,088.450     9,092.687   47,332.800

Cash Flow (BTAX), M$
  Undiscounted:
  Discounted at 10%      30,891.650      5,132.763     18,370.590     8,994.116   63,389.120
   Per Annum:            15,320.300      2,484.540      2,988.330     2,516.036   23,309.200


5200 Maryland Way . Suite 100                 2959 Briarpark Drive . Suite 138
Brentwood, Tennessee 37027                    Houston, Texas 77042
(615)370-0755 Fax:(615)370-0756               (713)977-7655 Fax:(713)789-3591

Mr. Steven R. Williams
Petroleum Development Corporation
September 19, 1997
Page 2


     All data utilized in the preparation of this report with respect to ownership, well information, and economic parameters, as applicable, were provided by PDC. All data have been reviewed for reasonableness and, unless obvious errors were detected, have been accepted as correct by Wright and Company without further independent verification.

     Oil and gas reserves were evaluated for the proved developed producing
(PDP), proved developed non producing (PDNP), proved developed nonproducing
behind pipe (PDNP-BP), and proved undeveloped (PUD) reserves categories.   The
attached Definitions of Oil and Gas Reserves describe all categories of proved reserves.

     The individual projections of lease reserves and economics utilized to generate these summaries contain certain data that describe the production forecasts and all associated evaluation parameters, such as interests, severance and ad valorem taxes, product prices, operating expenses, investments, salvage values, and abandonments costs, as applicable.

     It should be noted that revisions to the projections of reserves and economics included in this SUMMARY REPORT may be required if the provided data are revised for any reason.

     Wright is an independent consulting firm and does not own any interests in the properties covered by this report. No employee, officer, or director of Wright is an employee, office, or director of PDC. Neither the employment of, nor the compensation received by Wright, is contingent upon the values assigned to the properties covered by this report.

     It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

                                         Very truly yours,


                                         /s/ Wright & Company, Inc.
                                         Wright & Company, Inc.


DRW/JDD/jrw
Job 7.411/PDCLT2.doc

                     DEFINITIONS OF OIL AND GAS RESERVES1

                      PURSUANT TO THE REQUIREMENTS OF THE
                            SECURITIES EXCHANGE ACT

I.    PROVED OIL AND GAS RESERVES

      Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.
      Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.
      A. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:
            1. that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
            2. the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.
      B. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

      C.    Estimates of proved reserves do not include the following:

            1. oil that may become available from known reservoirs but is classified separately as "indicated additional reserves";

            2. crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors:

            3. crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; nor those quantities being held in underground or surface storage.

            4. crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal and other such sources.
II.   PROVED DEVELOPED OIL AND GAS RESERVES*
      Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

III.  PROVED UNDEVELOPED OIL AND GAS RESERVES
      Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

---------------
 1SEC Accounting Rules, Commerce Clearing House, Inc. October 1981, Paragraph 290, Regulation 210.4-10, p.329.
 2Wright & Company, Inc. may separate proved developed reserves into proved developed producing and proved developed nonproducing reserves. This is to identify proved developed producing reserves as those to be recovered from actively producing wells. Proved developed nonproducing reserves are those to be recovered from wells or intervals within wells, which are completed but shut-in waiting on equipment or pipeline connections, or wells where a relatively minor expenditure is required for recompletion to another zone.


                                                  Wright & Company, Inc.
                                                   Petroleum Consultants


 TOTAL PROVED                                                                                           DATE       : 09/18/97
 PDP, PDNP, PDNP-BP, & PU                                                                               TIME       : 15:04:57
 TO THE INTERESTS OF                                                                                    DBS FILE   : PDC997
 PETROLEUM DEVELOPMENT CORP.                                                                            SETUP FILE : PDC997
                                                                                                        SEQ NUMBER : ******
                                           R E S E R V E S   A N D   E C O N O M I C S
                                           - - - - - - - -   - - -   - - - - - - - - -
 JOB 7.411                                                                                    PURSUANT TO SEC
                                                         AS OF  7/97

                                                    ---PRICES---  --------- OPERATIONS M$ --------                         10.0%
 -END-  --GROSS PRODUCTION--  ---NET PRODUCTION---  OIL    GAS     NET OPER   SEV + ADV  NET  OPER  CAPITAL   CASH FLOW  CUM. DISC
 MO-YR  OIL, MBBL  GAS, MMCF  OIL, MBBL  GAS, MMCF  $/B    $/M     REVENUES     TAXES    EXPENSES   COSTS M$  BTAX,  M$  BTAX,  M$
 -----  ---------  ---------  ---------  ---------  -----  -----  ----------  ---------  ---------  --------  ---------  ---------
 12-97      8.305   4109.860      2.852   1012.067  16.00  2.388    2462.399    178.538    456.119  3533.945  (1706.199) (1665.231)

 12-98     15.294   8776.428      5.219   2462.081  16.00  2.404    6003.422    440.206   1256.306  3029.642   1277.264   (508.487)
 12-99     13.209   8982.012      4.410   2764.384  16.00  2.414    6744.882    503.322   1491.402   276.770   4473.386   3185.963
 12-00     11.511   8424.032      3.672   2676.639  16.00  2.417    6527.270    489.592   1482.624    64.029   4491.027   6559.202
 12-01      9.349   7817.690      2.760   2512.219  16.00  2.420    6123.513    460.759   1445.235    50.454   4167.063   9405.206
 12-02      8.492   7197.508      2.465   2305.010  16.00  2.423    5623.679    423.477   1396.554    38.026   3765.622  11743.210

 12-03      7.621   6650.317      2.194   2087.999  16.00  2.423    5094.206    383.465   1322.520    56.073   3332.147  13623.920
 12-04      6.497   6219.932      1.843   1925.071  16.00  2.422    4691.305    353.175   1279.677    61.428   2997.027  15161.580
 12-05      5.831   5871.442      1.660   1802.269  16.00  2.423    4392.900    330.784   1247.533    89.769   2724.816  16431.890
 12-06      5.287   5508.369      1.497   1680.939  16.00  2.421    4094.262    308.219   1219.341    38.341   2528.361  17504.060
 12-07      4.719   5177.555      1.338   1558.428  16.00  2.421    3794.502    285.604   1174.335    39.715   2294.845  18388.850

 12-08      4.284   4923.301      1.223   1464.686  16.00  2.420    3564.794    268.247   1135.537    40.852   2120.155  19131.670
 12-09      3.873   4692.421      1.107   1382.390  16.00  2.419    3361.492    252.993   1107.091    39.380   1962.029  19756.620
 12-10      3.482   4508.674       .990   1309.865  16.00  2.418    3182.553    239.526   1083.466    66.511   1793.050  20275.780
 12-11      3.167   4326.484       .883   1244.429  16.00  2.416    3020.812    227.356   1053.325    41.970   1698.159  20722.850

 S TOT    110.920  93186.020     34.112  28188.480  16.00  2.417   68681.980   5145.264  18151.070  7466.904  37918.750  20722.850

 AFTER     21.923  81373.010      7.062  19144.330  16.00  2.405   46154.130   3497.193  15849.250  1337.299  25470.370  23309.200

 TOTAL    132.843 174559.000     41.174  47332.800  16.00  2.412  114836.100   8642.457  34000.320  8804.203  63389.120  23309.200

 CUM.     636.889  64878.080            NET OIL REVENUES (M$)        658.787        --------- PRESENT WORTH PROFILE ---------
                                        NET GAS REVENUES (M$)     114177.300        DISC     PW OF NET     DISC     PW OF NET
 ULT.     769.732 239437.100            TOTAL   REVENUES (M$)     114836.100        RATE     BTAX,  M$     RATE     BTAX,  M$
                                                                                    ----     ---------     ----     ---------
 BTAX RATE OF RETURN (PCT)     100.00    PRODUCT LIFE (YEARS)          90.417          .0     63389.100     35.0      7417.075
 BTAX PAYOUT YEARS               1.60    DISCOUNT RATE (PCT)           10.000         5.0     34684.510     40.0      6296.193
 BTAX PAYOUT YEARS (DISC)        1.64    GROSS OIL WELLS                 40.0        10.0     23309.200     50.0      4669.705
 BTAX NET INCOME/INVEST          8.20    GROSS GAS WELLS               1657.0        15.0     17196.380     60.0      3556.656
 BTAX NET INCOME/INVEST(DISC)    4.39    GROSS WELLS                   1697.0        20.0     13370.610     70.0      2755.139
                                                                                     25.0     10752.880     80.0      2155.726
 INITIAL W.I. %               28.2432    INITIAL NET OIL %            34.4241        30.0      8853.597     90.0      1694.113
 FINAL W.I. %                 19.8792    FINAL NET OIL %              72.8336                              100.0      1330.211
 PRODUCTION START DATE           1/94    INITIAL NET GAS %            25.3540
 REPORT DATE                     7/97    FINAL NET GAS %              19.7882

 JOHN D. DYER/PROJ. MANAGER
 WRIGHT & COMPANY, INC.
 BRENTWOOD, TN/HOUSTON, TX


 TOTAL PROVED DEV. PRODUCING                                                                            DATE       : 09/18/97
 PDP                                                                                                    TIME       : 15:02:37
 TO THE INTERESTS OF
 DBS FILE   : PDC997
 PETROLEUM DEVELOPMENT CORP.                                                                            SETUP FILE : PDC997
                                                                                                        SEQ NUMBER : ******
                                           R E S E R V E S   A N D   E C O N O M I C S
                                           - - - - - - - -   - - -   - - - - - - - - -
 JOB 7.411                                                                                    PURSUANT TO SEC
                                                         AS OF  7/97

                                                    ---PRICES---  --------- OPERATIONS M$ --------                         10.0%
 -END-  --GROSS PRODUCTION--  ---NET PRODUCTION---  OIL    GAS     NET OPER   SEV + ADV  NET  OPER  CAPITAL   CASH FLOW  CUM. DISC
 MO-YR  OIL, MBBL  GAS, MMCF  OIL, MBBL  GAS, MMCF  $/B    $/M     REVENUES     TAXES    EXPENSES   COSTS M$  BTAX,  M$  BTAX,  M$
 -----  ---------  ---------  ---------  ---------  -----  -----  ----------  ---------  ---------  --------  ---------  ---------
 12-97      8.305   3752.487      2.852    865.840  16.00  2.380    2106.434    154.982    397.720      .000   1553.736   1517.153

 12-98     15.294   6632.159      5.219   1557.207  16.00  2.383    3794.332    280.164    784.897      .000   2729.268   3998.308
 12-99     13.209   5820.304      4.410   1384.330  16.00  2.387    3375.158    250.107    757.198      .000   2367.852   5955.232
 12-00     11.511   5228.007      3.672   1251.899  16.00  2.390    3050.440    226.488    722.914      .000   2101.039   7533.782
 12-01      9.349   4771.799      2.760   1148.870  16.00  2.390    2790.247    207.867    691.779      .000   1890.599   8825.089
 12-02      8.492   4399.210      2.465   1062.612  16.00  2.391    2580.165    192.459    672.613      .000   1715.095   9890.045

 12-03      7.621   4078.892      2.194    979.080  16.00  2.394    2378.929    177.493    634.761      .000   1566.675  10774.390
 12-04      6.497   3811.395      1.843    916.755  16.00  2.395    2224.838    166.160    618.967      .000   1439.712  11513.200
 12-05      5.831   3572.855      1.660    860.306  16.00  2.395    2087.265    155.923    604.086      .000   1327.257  12132.380
 12-06      5.287   3368.366      1.497    810.541  16.00  2.396    1965.975    146.887    592.751      .000   1226.338  12652.460
 12-07      4.719   3163.858      1.338    755.783  16.00  2.398    1833.577    137.073    562.370      .000   1134.131  13089.720

 12-08      4.284   2976.448      1.223    706.200  16.00  2.399    1713.661    128.040    535.644      .000   1049.975  13457.740
 12-09      3.873   2801.487      1.107    663.337  16.00  2.399    1608.942    120.251    517.466      .000    971.226  13767.200
 12-10      3.482   2638.361       .990    623.530  16.00  2.399    1511.530    112.927    501.464      .000    897.140  14027.070
 12-11      3.167   2476.193       .883    582.389  16.00  2.397    1410.192    105.259    477.353      .000    827.579  14245.000

 S TOT    110.920  59491.820     34.112  14168.680  16.00  2.392   34431.680   2562.081   9071.981      .000  22797.620  14245.000

 AFTER     21.923  31007.350      7.062   6938.697  16.00  2.395   16730.270   1249.658   7386.570      .000   8094.030  15320.300

 TOTAL    132.843  90499.170     41.174  21107.380  16.00  2.393   51161.950   3811.739  16458.550      .000  30891.650  15320.300


 CUM.     636.889  64623.180            NET OIL REVENUES (M$)        658.787        --------- PRESENT WORTH PROFILE ---------
                                        NET GAS REVENUES (M$)      50503.150        DISC     PW OF NET     DISC     PW OF NET
 ULT.     769.732 155122.300            TOTAL   REVENUES (M$)      51161.940        RATE     BTAX,  M$     RATE     BTAX,  M$
                                                                                    ----     ---------     ----     ---------
 BTAX RATE OF RETURN (PCT)    100.00    PRODUCT LIFE (YEARS)          78.667          .0     30891.640     35.0      7384.313
 BTAX PAYOUT YEARS               .00    DISCOUNT RATE (PCT)           10.000         5.0     20378.510     40.0      6772.003
 BTAX PAYOUT YEARS (DISC)        .00    GROSS OIL WELLS                 40.0        10.0     15320.290     50.0      5854.521
 BTAX NET INCOME/INVEST          .00    GROSS GAS WELLS               1155.0        15.0     12389.740     60.0      5197.513
 BTAX NET INCOME/INVEST(DISC)    .00    GROSS WELLS                   1195.0        20.0     10484.310     70.0      4702.085
                                                                                    25.0      9145.684     80.0      4314.046
 INITIAL W.I. %              28.3641    INITIAL NET OIL %            34.4241        30.0      8152.201     90.0      4001.140
 FINAL W.I. %                22.5992    FINAL NET OIL %              72.8336                              100.0      3742.980
 PRODUCTION START DATE          1/94    INITIAL NET GAS %            24.5823
 REPORT DATE                    7/97    FINAL NET GAS %              19.8257

 JOHN D. DYER/PROJ. MANAGER
 WRIGHT & COMPANY, INC.
 BRENTWOOD, TN/HOUSTON, TX


 PROVED DEV. NONPRODUCING                                                                               DATE       : 09/18/97
 PDNP                                                                                                   TIME       : 15:02:45
 TO THE INTERESTS OF                                                                                    DBS FILE   : PDC997
 PETROLEUM DEVELOPMENT CORP.                                                                            SETUP FILE : PDC997
                                                                                                        SEQ NUMBER : ******
                                           R E S E R V E S   A N D   E C O N O M I C S
                                           - - - - - - - -   - - -   - - - - - - - - -
 JOB 7.411                                                                                    PURSUANT TO SEC
                                                         AS OF  7/97

                                                    ---PRICES---  --------- OPERATIONS M$ --------                         10.0%
 -END-  --GROSS PRODUCTION--  ---NET PRODUCTION---  OIL    GAS     NET OPER   SEV + ADV  NET  OPER  CAPITAL   CASH FLOW  CUM. DISC
 MO-YR  OIL, MBBL  GAS, MMCF  OIL, MBBL  GAS, MMCF  $/B    $/M     REVENUES     TAXES    EXPENSES   COSTS M$  BTAX,  M$  BTAX,  M$
 -----  ---------  ---------  ---------  ---------  -----  -----  ----------  ---------  ---------  --------  ---------  ---------
 12-97       .000    268.590       .000     70.170    .00  2.429     170.450     12.426     52.339  1371.349  (1265.664) (1235.070)

 12-98       .000   1253.116       .000    393.871    .00  2.451     965.334     73.878    284.224      .000    607.231   (683.041)
 12-99       .000   1442.077       .000    464.974    .00  2.454    1140.862     87.822    310.211      .000    742.828    (69.134)
 12-00       .000   1406.666       .000    456.881    .00  2.454    1121.344     86.458    308.736      .000    726.150    476.434
 12-01       .000   1333.511       .000    434.550    .00  2.455    1066.687     82.304    302.083      .000    682.299    942.453
 12-02       .000   1160.508       .000    377.263    .00  2.454     925.971     71.410    283.413      .000    571.148   1297.091

 12-03       .000   1018.256       .000    330.101    .00  2.454     810.115     62.437    268.017      .000    479.661   1567.847
 12-04       .000    904.235       .000    292.313    .00  2.454     717.290     55.248    255.687      .000    406.355   1776.371
 12-05       .000    811.079       .000    261.458    .00  2.454     641.499     49.379    245.626      .000    346.494   1938.013
 12-06       .000    733.735       .000    235.860    .00  2.453     578.623     44.512    237.285      .000    296.826   2063.896
 12-07       .000    668.589       .000    214.326    .00  2.453     525.731     40.418    230.277      .000    255.036   2162.224

 12-08       .000    612.901       .000    195.968    .00  2.453     480.646     36.930    224.320      .000    219.396   2239.121
 12-09       .000    564.691       .000    180.139    .00  2.452     441.778     33.926    219.203      .000    188.648   2299.230
 12-10       .000    522.576       .000    166.366    .00  2.452     407.964     31.315    214.770      .000    161.879   2346.121
 12-11       .000    485.492       .000    154.286    .00  2.452     378.313     29.028    210.897      .000    138.388   2382.563

 S TOT       .000  13186.020       .000   4228.525    .00  2.453   10372.610    797.492   3647.089  1371.349   4556.676   2382.563

 AFTER       .000   2875.430       .000    815.765    .00  2.439    1989.993    148.572   1265.335      .000    576.087   2484.540

 TOTAL       .000  16061.450       .000   5044.289    .00  2.451   12362.600    946.064   4912.424  1371.349   5132.763   2484.540

 CUM.        .000    254.902            NET OIL REVENUES (M$)           .000        --------- PRESENT WORTH PROFILE ---------
                                        NET GAS REVENUES (M$)      12362.600        DISC     PW OF NET     DISC     PW OF NET
 ULT.        .000  16316.350            TOTAL   REVENUES (M$)      12362.600        RATE     BTAX,  M$     RATE     BTAX,  M$
                                                                                    ----     ---------     ----     ---------
 BTAX RATE OF RETURN (PCT)     56.75    PRODUCT LIFE (YEARS)          49.250          .0      5132.764     35.0       527.995
 BTAX PAYOUT YEARS              2.39    DISCOUNT RATE (PCT)           10.000         5.0      3489.428     40.0       362.553
 BTAX PAYOUT YEARS (DISC)       2.63    GROSS OIL WELLS                   .0        10.0      2484.540     50.0       116.339
 BTAX NET INCOME/INVEST         4.74    GROSS GAS WELLS                 49.0        15.0      1816.582     60.0       (56.070)
 BTAX NET INCOME/INVEST(DISC)   2.86    GROSS WELLS                     49.0        20.0      1345.744     70.0      (181.936)
                                                                                    25.0       998.986     80.0      (276.786)
 INITIAL W.I. %              33.2506    INITIAL NET OIL %              .0000        30.0       734.790     90.0      (350.065)
 FINAL W.I. %                18.1265    FINAL NET OIL %                .0000                              100.0      (407.821)
 PRODUCTION START DATE          1/94    INITIAL NET GAS %            26.9140
 REPORT DATE                    7/97    FINAL NET GAS %              15.7343

 JOHN D. DYER/PROJ. MANAGER
 WRIGHT & COMPANY, INC.
 BRENTWOOD, TN/HOUSTON, TX


 TOTAL PROVED UNDEVELOPED                                                                               DATE       : 09/18/97
 PU                                                                                                     TIME       : 15:04:56
 TO THE INTERESTS OF                                                                                    DBS FILE   : PDC997
 PETROLEUM DEVELOPMENT CORP.                                                                            SETUP FILE : PDC997
                                                                                                        SEQ NUMBER : ******
                                           R E S E R V E S   A N D   E C O N O M I C S
                                           - - - - - - - -   - - -   - - - - - - - - -
 JOB 7.411                                                                                    PURSUANT TO SEC
                                                         AS OF  7/97

                                                    ---PRICES---  --------- OPERATIONS M$ --------                         10.0%
 -END-  --GROSS PRODUCTION--  ---NET PRODUCTION---  OIL    GAS     NET OPER   SEV + ADV  NET  OPER  CAPITAL   CASH FLOW  CUM. DISC
 MO-YR  OIL, MBBL  GAS, MMCF  OIL, MBBL  GAS, MMCF  $/B    $/M     REVENUES     TAXES    EXPENSES   COSTS M$  BTAX,  M$  BTAX,  M$
 -----  ---------  ---------  ---------  ---------  -----  -----  ----------  ---------  ---------  --------  ---------  ---------
 12-97       .000     88.783       .000     76.058    .00  2.439     185.515     11.131      6.060  2162.596  (1994.272) (1947.315)

 12-98       .000    541.932       .000    426.991    .00  2.448    1045.194     70.577    174.404  2854.125  (2053.912) (3814.506)
 12-99       .000   1001.276       .000    743.221    .00  2.454    1824.199    133.627    388.877      .000   1301.694  (2738.726)
 12-00       .000   1023.069       .000    753.415    .00  2.455    1849.907    136.958    402.498      .000   1310.451  (1754.165)
 12-01       .000    991.155       .000    727.307    .00  2.456    1786.100    132.870    400.521      .000   1252.710   (898.547)
 12-02       .000    909.155       .000    666.690    .00  2.456    1637.293    121.909    385.041      .000   1130.343   (196.694)

 12-03       .000    793.213       .000    582.636    .00  2.456    1430.756    106.294    360.499      .000    963.964    347.439
 12-04       .000    701.655       .000    516.243    .00  2.455    1267.618     93.964    341.144      .000    832.510    774.648
 12-05       .000    627.737       .000    462.621    .00  2.455    1135.862     84.011    325.553      .000    726.297   1113.471
 12-06       .000    566.959       .000    418.508    .00  2.455    1027.475     75.829    312.768      .000    638.878   1384.417
 12-07       .000    516.210       .000    381.654    .00  2.455     936.925     68.999    302.126      .000    565.800   1602.558

 12-08       .000    473.175       .000    350.371    .00  2.455     860.066     63.209    293.152      .000    503.705   1779.104
 12-09       .000    435.982       .000    323.270    .00  2.455     793.491     58.209    285.500      .000    449.782   1922.418
 12-10       .000    403.493       .000    299.538    .00  2.454     735.198     53.846    278.909      .000    402.442   2038.991
 12-11       .000    374.871       .000    278.581    .00  2.454     683.725     50.006    273.184      .000    360.535   2133.931

 S TOT       .000   9448.665       .000   7007.104    .00  2.455   17199.320   1261.439   4530.237  5016.721   6390.928   2133.931

 AFTER       .000   2684.369       .000   2085.583    .00  2.449    5108.315    351.671   2153.455      .000   2603.188   2516.036

 TOTAL       .000  12133.030       .000   9092.687    .00  2.453   22307.640   1613.110   6683.692  5016.721   8994.116   2516.036

 CUM.        .000       .000            NET OIL REVENUES (M$)           .000        --------- PRESENT WORTH PROFILE ---------
                                        NET GAS REVENUES (M$)      22307.630        DISC     PW OF NET     DISC     PW OF NET
 ULT.        .000  12133.030            TOTAL   REVENUES (M$)      22307.630        RATE     BTAX,  M$     RATE     BTAX,  M$
                                                                                    ----     ---------     ----     ---------
 BTAX RATE OF RETURN (PCT)       22.54    PRODUCT LIFE (YEARS)          40.750          .0      8994.114     35.0     (1042.729)
 BTAX PAYOUT YEARS                4.66    DISCOUNT RATE (PCT)           10.000         5.0      4747.427     40.0     (1281.470)
 BTAX PAYOUT YEARS (DISC)         5.86    GROSS OIL WELLS                   .0        10.0      2516.035     50.0     (1605.667)
 BTAX NET INCOME/INVEST           2.79    GROSS GAS WELLS                 30.0        15.0      1177.610     60.0     (1803.216)
 BTAX NET INCOME/INVEST(DISC)     1.53    GROSS WELLS                     30.0        20.0       305.383     70.0     (1926.026)
                                                                                      25.0      (295.380)    80.0     (2002.292)
 INITIAL W.I. %                93.7571    INITIAL NET OIL %              .0000        30.0      (725.641)    90.0     (2048.414)
 FINAL W.I. %                 100.0000    FINAL NET OIL %                .0000                              100.0     (2074.436)
 PRODUCTION START DATE            1/94    INITIAL NET GAS %            77.6262
 REPORT DATE                      7/97    FINAL NET GAS %              85.6624

 JOHN D. DYER/PROJ. MANAGER
 WRIGHT & COMPANY, INC.
 BRENTWOOD, TN/HOUSTON, TX


 PROVED DEV. NONPRODUCING                                                                               DATE       : 09/18/97
 BEHIND PIPE (PDNP-BP)                                                                                  TIME       : 15:04:51
 TO THE INTERESTS OF                                                                                    DBS FILE   : PDC997
 PETROLEUM DEVELOPMENT CORP.                                                                            SETUP FILE : PDC997
                                                                                                        SEQ NUMBER : ******
                                           R E S E R V E S   A N D   E C O N O M I C S
                                           - - - - - - - -   - - -   - - - - - - - - -
 JOB 7.411                                                                                    PURSUANT TO SEC
                                                         AS OF  7/97

                                                    ---PRICES---  --------- OPERATIONS M$ --------                         10.0%
 -END-  --GROSS PRODUCTION--  ---NET PRODUCTION---  OIL    GAS     NET OPER   SEV + ADV  NET  OPER  CAPITAL   CASH FLOW  CUM. DISC
 MO-YR  OIL, MBBL  GAS, MMCF  OIL, MBBL  GAS, MMCF  $/B    $/M     REVENUES     TAXES    EXPENSES   COSTS M$  BTAX,  M$  BTAX,  M$
 -----  ---------  ---------  ---------  ---------  -----  -----  ----------  ---------  ---------  --------  ---------  ---------
 12-97       .000       .000       .000       .000    .00   .000        .000       .000       .000      .000       .000       .000

 12-98       .000    349.222       .000     84.013    .00  2.363     198.562     15.587     12.781   175.517     (5.323)    (9.247)
 12-99       .000    718.355       .000    171.859    .00  2.355     404.664     31.766     35.116   276.770     61.012     38.591
 12-00       .000    766.290       .000    214.445    .00  2.358     505.579     39.688     48.476    64.029    353.386    303.151
 12-01       .000    721.225       .000    201.492    .00  2.385     480.479     37.718     50.853    50.454    341.455    536.210
 12-02       .000    728.636       .000    198.444    .00  2.420     480.250     37.700     55.487    38.026    349.037    752.765

 12-03       .000    759.955       .000    196.182    .00  2.418     474.404     37.241     59.243    56.073    321.847    934.241
 12-04       .000    802.647       .000    199.760    .00  2.411     481.558     37.802     63.878    61.428    318.450   1097.362
 12-05       .000    859.771       .000    217.884    .00  2.425     528.275     41.470     72.269    89.769    324.768   1248.028
 12-06       .000    839.308       .000    216.029    .00  2.417     522.188     40.992     76.536    38.341    366.319   1403.281
 12-07       .000    828.898       .000    206.666    .00  2.411     498.269     39.114     79.562    39.715    339.878   1534.341

 12-08       .000    860.778       .000    212.147    .00  2.406     510.420     40.068     82.421    40.852    347.079   1655.709
 12-09       .000    890.261       .000    215.644    .00  2.399     517.281     40.607     84.922    39.380    352.373   1767.771
 12-10       .000    944.244       .000    220.431    .00  2.395     527.860     41.437     88.323    66.511    331.588   1863.590
 12-11       .000    989.928       .000    229.173    .00  2.394     548.582     43.064     91.891    41.970    371.657   1961.353

 S TOT       .000  11059.520       .000   2784.170    .00  2.399    6678.373    524.252    901.759  1078.834   4173.527   1961.353

 AFTER       .000  44805.870       .000   9304.281    .00  2.399   22325.550   1747.292   5043.889  1337.299  14197.070   2988.330

 TOTAL       .000  55865.390       .000  12088.450    .00  2.399   29003.920   2271.545   5945.648  2416.134  18370.590   2988.330

 CUM.        .000       .000            NET OIL REVENUES (M$)           .000        --------- PRESENT WORTH PROFILE ---------
                                        NET GAS REVENUES (M$)      29003.920        DISC     PW OF NET     DISC     PW OF NET
 ULT.        .000  55865.390            TOTAL   REVENUES (M$)      29003.920        RATE     BTAX,  M$     RATE     BTAX,  M$
                                                                                    ----     ---------     ----     ---------
 BTAX RATE OF RETURN (PCT)    100.00    PRODUCT LIFE (YEARS)          90.417          .0     18370.580     35.0       547.496
 BTAX PAYOUT YEARS              1.59    DISCOUNT RATE (PCT)           10.000         5.0      6069.142     40.0       443.107
 BTAX PAYOUT YEARS (DISC)       1.69    GROSS OIL WELLS                   .0        10.0      2988.330     50.0       304.512
 BTAX NET INCOME/INVEST         8.60    GROSS GAS WELLS                423.0        15.0      1812.450     60.0       218.429
 BTAX NET INCOME/INVEST(DISC)   4.61    GROSS WELLS                    423.0        20.0      1235.171     70.0       161.017
                                                                                    25.0       903.589     80.0       120.758
 INITIAL W.I. %              20.9468    INITIAL NET OIL %              .0000        30.0       692.247     90.0        91.452
 FINAL W.I. %                18.9304    FINAL NET OIL %                .0000                              100.0        69.488
 PRODUCTION START DATE          1/94    INITIAL NET GAS %            20.8839
 REPORT DATE                    7/97    FINAL NET GAS %              19.4672

 JOHN D. DYER/PROJ. MANAGER
 WRIGHT & COMPANY, INC.
 BRENTWOOD, TN/HOUSTON, TX

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY, OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    5
Use of Proceeds...........................................................   11
Price Range of Common Stock...............................................   11
Dividend Policy...........................................................   11
Capitalization............................................................   12
Selected Consolidated Financial Data......................................   13
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   14
Business..................................................................   20
Management................................................................   35
Certain Transactions......................................................   41
Principal and Selling Stockholders........................................   42
Description of Capital Stock..............................................   43
Shares Eligible for Future Sale...........................................   45
Underwriting..............................................................   46
Legal Matters.............................................................   47
Experts...................................................................   47
Available Information.....................................................   48
Incorporation of Certain Documents by Reference...........................   48
Glossary of Certain Industry Terms........................................   49
Index to Consolidated Financial Statements................................  F-1
Summary Reserve Report....................................................  A-1

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                               3,850,000 SHARES

                                     LOGO

                       PETROLEUM DEVELOPMENT CORPORATION

                                 COMMON STOCK

                              -------------------
                                  PROSPECTUS
                              -------------------


                        PENNSYLVANIA MERCHANT GROUP LTD

                                      , 1997

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